Exhibit (a)(1)(A)

Offer To Purchase

All Outstanding Shares of Common Stock of

RAPT THERAPEUTICS, INC.

at

$58.00 per Share, in cash

by

REDROSE ACQUISITION CO.,

GLAXOSMITHKLINE LLC

and

GSK PLC

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT ONE MINUTE FOLLOWING 11:59 P.M., EASTERN TIME, ON MARCH 2, 2026, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

Redrose Acquisition Co., a Delaware corporation (“Purchaser”), a direct wholly-owned subsidiary of GlaxoSmithKline LLC, a limited liability company organized under the laws of Delaware (“Parent”), which is an indirect wholly-owned subsidiary of GSK plc, a public limited company organized under the laws of England and Wales (“Ultimate Parent”), is offering to purchase all of the outstanding shares of common stock, par value $0.0001 per share (each, a “Share” and, collectively, “Shares”), of RAPT Therapeutics, Inc., a Delaware corporation (the “Company”), for $58.00 per Share, in cash (such amount or any higher amount per share paid pursuant to the Offer, being the “Offer Price”), without interest, subject to any applicable withholding taxes, and upon the terms and subject to the conditions set forth in this Offer to Purchase and in the accompanying letter of transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” which, together with this Offer to Purchase and other related materials, as they may be amended or supplemented from time to time, collectively constitute the “Offer”).

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of January 19, 2026 (as it may be amended from time to time, the “Merger Agreement”), by and among the Company, Parent, Purchaser and solely for the purposes set forth therein, Ultimate Parent, pursuant to which, as promptly as reasonably practicable following consummation of the Offer and subject to the satisfaction or waiver of certain conditions, Purchaser will merge with and into the Company (the “Merger”) and the separate existence of Purchaser will cease and the Company will continue as the surviving corporation (the “Surviving Corporation”) and as a direct wholly owned subsidiary of Parent, upon the terms and subject to the conditions set forth in the Merger Agreement. The Merger will be governed by Section 251(h) of the General Corporation Law of the State of Delaware, as amended (the “DGCL”), and will be consummated as soon as practicable following the Offer Acceptance Time (as defined in Section 11—“The Merger Agreement; Other Agreements”). In the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger (being such date and at such time as the certificate of merger in respect of the Merger has been duly filed with the Secretary of State of the State of Delaware or at such later time and date as may be agreed upon by the parties and specified in the certificate of merger in accordance with the DGCL, the “Effective Time”) (other than Shares (a) held by the Company or held in the Company’s treasury (other than, in each case, Shares that are held in a fiduciary or agency capacity and are beneficially owned by third parties), (b) held by Parent, Purchaser or any other direct or indirect wholly owned subsidiary of Parent, (c) held by stockholders of the Company who have properly exercised and perfected their statutory rights of appraisal under the DGCL, or (d) irrevocably accepted by Purchaser for payment in the Offer) will be converted into the right to receive the Offer Price, without interest, subject to any applicable withholding taxes.

Under no circumstances will interest be paid on the Offer Price for the Shares accepted for payment in the Offer, regardless of any extension of the Offer or any delay in making payment for the Shares.

The obligation of Purchaser to accept for payment and pay for Shares validly tendered (and not validly withdrawn) pursuant to the Offer is subject to the satisfaction of, among other conditions: (i) the Minimum Condition (as defined below in the “Summary Term Sheet”) and (ii) the Regulatory Conditions (as defined below in

Section 15—“Conditions of the Offer”). There is no financing condition to the Offer. The Offer is subject to various additional conditions. See Section 15—“Conditions of the Offer.” A summary of the principal terms and conditions of the Offer appears in the “Summary Term Sheet” beginning on page 5 of this Offer to Purchase.

The Board of Directors of the Company (the “Company Board”), at a meeting duly called and held, unanimously: (a) determined that entry into the Merger Agreement and the consummation of the Transactions (as defined below), including the Offer and the Merger, the Offer Price and the Merger Consideration, are advisable and fair to, and in the best interests of, the Company and its stockholders; (b) resolved that the Merger will be effected under Section 251(h) of the DGCL; (c) authorized and approved the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the Transactions contemplated thereby, including the Offer and the Merger; and (d) resolved to recommend that the holders of Shares accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

This Offer to Purchase and the Letter of Transmittal contain important information, and you should read both carefully and in their entirety before deciding whether to tender your Shares in the Offer.

NEITHER THE OFFER NOR THE MERGER HAS BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SEC OR ANY STATE SECURITIES COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF THE OFFER OR THE MERGER OR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS OFFER TO PURCHASE OR THE LETTER OF TRANSMITTAL. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL AND A CRIMINAL OFFENSE.

The Information Agent for the Offer is:

501 Madison Avenue, 20th Floor

New York, New York 10022

Shareholders May Call Toll Free:

(800) 422-8620 (from the U.S. and Canada), or

+1 (412) 232-3651 (from other countries)

Banks and Brokers May Call Collect: (212) 750-5833

IMPORTANT

If your Shares are registered in your name and you wish to tender all or a portion of your Shares to Purchaser in the Offer, you must either (i) complete and sign the Letter of Transmittal that accompanies this Offer to Purchase in accordance with the instructions in the Letter of Transmittal and mail or deliver the Letter of Transmittal and all other required documents to the Depositary (as defined below in the “Summary Term Sheet”) together with certificates representing the Shares tendered or (ii) follow the procedure for book-entry transfer set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares.” If your Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact that institution in order to tender your Shares to Purchaser and request they effect the transaction for you before the expiration of the Offer.

Purchaser is not providing for guaranteed delivery procedures. Therefore, if you wish to tender your Shares you must allow sufficient time to comply with the procedures described in Section 3—“Procedures for Accepting the Offer and Tendering Shares” prior to the Offer Expiration Time (as defined below in the “Summary Term Sheet”).

Questions and requests for assistance should be directed to the Information Agent at the address and telephone numbers set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the related Letter of Transmittal and other materials related to the Offer may also be obtained at our expense from the Information Agent. Additionally, copies of this Offer to Purchase, the related Letter of Transmittal and any other materials related to the Offer may be found at www.sec.gov. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance, if your Shares are registered in their name.

This Offer to Purchase and the related Letter of Transmittal contain important information, and you should read both carefully and in their entirety before making a decision with respect to the Offer.

SUMMARY TERM SHEET

Redrose Acquisition Co., a Delaware corporation (“Purchaser”), a direct wholly-owned subsidiary of GlaxoSmithKline LLC, a limited liability company organized under the laws of Delaware (“Parent”), which is an indirect wholly-owned subsidiary of GSK plc, a public limited company organized under the laws of England and Wales (“Ultimate Parent”), is offering to purchase all of the outstanding shares of common stock, par value $0.0001 per share (each, a “Share” and, collectively, “Shares”), of RAPT Therapeutics, Inc., a Delaware corporation (the “Company”), for $58.00 per Share, in cash (such amount or any higher amount per share paid pursuant to the Offer, being the “Offer Price”), without interest, subject to any applicable withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related letter of transmittal (the “Letter of Transmittal” which, together with this Offer to Purchase, as they may be amended or supplemented from time to time, collectively constitute the “Offer”). The following are some questions you may have as a stockholder of the Company and answers to those questions. The information contained in this summary term sheet is a summary only, and may not contain all of the information that is important to you, and is not meant to be a substitute for the more detailed descriptions and information contained in the remainder of this Offer to Purchase, the Letter of Transmittal and other related materials. You are urged to read carefully this Offer to Purchase, the Letter of Transmittal and other related materials in their entirety because the information in this summary term sheet is not complete, and additional important information is included in the remainder of this Offer to Purchase and the Letter of Transmittal. This summary term sheet includes cross-references to other sections of this Offer to Purchase where you will find more complete descriptions of the topics mentioned below. Except as otherwise set forth herein, the information concerning the Company contained in this summary term sheet and elsewhere in this Offer to Purchase has been based upon publicly available documents or records of the Company on file with the Securities and Exchange Commission (the “SEC”) or other public sources or information provided by the Company. None of Parent, Purchaser or Ultimate Parent assume responsibility for the accuracy or completeness of the information concerning the Company contained in such documents and records or accuracy of any such information.

Securities Sought	All of the outstanding shares of common stock, par value $0.0001 per share, of the Company.

Price Offered Per Share	$58.00 per Share, in cash, without interest, subject to any applicable withholding taxes.

Scheduled Expiration of Offer	One minute following 11:59 P.M., Eastern Time, on March 2, 2026, unless the Offer is otherwise extended or earlier terminated in accordance with the terms of the Merger Agreement.

Purchaser	Redrose Acquisition Co., a Delaware corporation and a direct wholly-owned subsidiary of GlaxoSmithKline LLC, which is an indirect wholly-owned subsidiary of GSK plc.

Company Board Recommendation	The Company Board, at a meeting duly called and held, unanimously (i) determined that entry into the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger, the Offer Price and the Merger Consideration, are advisable and fair to, and in the best interests of, the Company and its stockholders, (ii) resolved that the Merger will be effected under Section 251(h) of the DGCL, (iii) authorized and approved the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the Transactions contemplated thereby, including the Offer and the Merger, and (iv) resolved to recommend that the holders of Shares accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

Who is offering to buy my securities?

Redrose Acquisition Co. is offering to purchase all of the outstanding Shares at the Offer Price, on the terms and subject to the conditions set forth in this Offer to Purchase. Purchaser is a Delaware corporation and a direct wholly owned subsidiary of Parent, which is an indirect wholly owned subsidiary of Ultimate Parent, and was formed solely for the purpose of engaging in the transactions contemplated by the Merger Agreement, including the Offer and the Merger. Purchaser has not engaged in any business activities to date, except for activities incidental to its formation and activities undertaken in connection with the Offer and the Merger. Ultimate Parent is a global biopharma company with a purpose to unite science, technology and talent to get ahead of disease together. More information on Ultimate Parent can be found at www.gsk.com.

Unless the context indicates otherwise, in this Offer to Purchase, we use the terms “GSK”, “us,” “we” and “our” to refer to Purchaser and, where appropriate, Parent or Ultimate Parent. We use the term “Purchaser” to refer to Redrose Acquisition Co. alone, the term “Parent” to refer to GlaxoSmithKline LLC alone, the term “Ultimate Parent” to refer to GSK plc alone and the term the “Company” to refer to RAPT Therapeutics, Inc. Unless the context otherwise requires, we use the term “Shares” to refer to shares of common stock, par value $0.0001 per share, of the Company.

See Section 8—“Certain Information Concerning Ultimate Parent, Parent, Purchaser and Certain Related Persons.”

What is the class and amount of securities sought pursuant to the Offer?

Purchaser is offering to purchase all of the outstanding Shares at the Offer Price, without interest, subject to any applicable withholding taxes, on the terms and subject to the conditions set forth in this Offer to Purchase. In this Offer to Purchase, we use the term “Offer” to refer to this offer and the term “Shares” to refer to the Shares that are the subject of the Offer.

See Section 1—“Terms of the Offer.”

Why are you making the Offer?

We are making the Offer because we want to acquire the Company. Following the consummation of the Offer, we are required to complete the Merger (as defined below) as promptly as reasonably practicable and in any event within one business day of the Offer Acceptance Time, unless otherwise agreed by the Company, Parent and Purchaser. Upon completion of the Merger, the Company will become a direct wholly owned subsidiary of Parent. In addition, we intend to cause the Shares to be delisted from the Nasdaq Global Select Stock Market (“Nasdaq”) and deregistered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), after completion of the Merger.

Who can participate in the Offer?

The Offer is open to all record holders and beneficial owners of Shares.

How much are you offering to pay?

Purchaser is offering to pay $58.00 per Share in cash, without interest, subject to any applicable withholding taxes. We refer to this amount as the “Offer Price.”

See the “Introduction” to this Offer to Purchase.

Will I have to pay any fees or commissions?

If you are the holder of record of your Shares and you directly tender your Shares to us (through the Depositary (as defined below)) in the Offer, you will not be obligated to pay brokerage fees, commissions or similar expenses. If you own your Shares through a broker, dealer, commercial bank, trust company or other nominee, and your broker, dealer, commercial bank, trust company or other nominee tenders your Shares on your behalf, your broker, dealer, commercial bank, trust company or other nominee may charge you a fee for doing so. You should consult such institutions as to whether any service fees or commissions will apply.

See the “Introduction” to this Offer to Purchase and Section 18—“Fees and Expenses.”

Is there an agreement governing the Offer?

Yes. The Company, Parent, Purchaser and solely for the purposes set forth therein, Ultimate Parent, have entered into an Agreement and Plan of Merger, dated as of January 19, 2026 (as it may be amended from time to time, the “Merger Agreement”). The Merger Agreement provides, among other things, for the terms and conditions of the Offer and the subsequent merger of Purchaser with and into the Company, after which the separate existence of Purchaser will cease and the Company will continue as the surviving corporation and a direct wholly owned subsidiary of Parent (such merger, the “Merger”).

See Section 11—“The Merger Agreement; Other Agreements” and Section 15—“Conditions of the Offer.”

What are the material U.S. federal income tax consequences of tendering my Shares in the Offer or having my Shares exchanged for cash pursuant to the Merger?

The receipt of cash in exchange for your Shares in the Offer or, assuming you do not tender your Shares pursuant to the Offer and the Offer is consummated, in exchange for your Shares in the Merger, will be a taxable transaction for U.S. federal income tax purposes if you are a U.S. Holder (as defined in Section 5 -“Certain Material U.S. Federal Income Tax Consequences of the Offer”). See Section 5—“Certain Material U.S. Federal Income Tax Consequences of the Offer” for a more detailed discussion of the tax treatment of the Offer and the Merger (including for Non-U.S. Holders (as defined in that section)).

The U.S. federal, state, local and foreign income and other tax consequences to holders or beneficial owners of equity awards participating in the Merger with respect to such equity awards are not discussed herein, and such holders or beneficial owners of equity awards are strongly encouraged to consult their own tax advisors regarding such tax consequences. We urge you to consult with your own tax advisor as to the particular tax consequences to you of the Offer and the Merger.

Do you have the financial resources to pay for all of the Shares that Purchaser is offering to purchase pursuant to the Offer?

The Offer is not subject to any financing condition. We estimate that we will need approximately $2.24 billion to purchase all of the Shares pursuant to the Offer and to complete the Merger, and to pay related fees and expenses. Parent, or one of Parent’s affiliates, will provide us with sufficient funds to purchase all Shares validly tendered (and not validly withdrawn) in the Offer and to provide funding for the Merger and the other transactions contemplated by the Merger Agreement. Parent expects to fund such cash requirements from its cash on hand and at borrowings at prevailing effective rates under commercial paper programs. We have no specific alternative financing arrangements or alternative financing plans in connection with the Offer or the Merger.

See Section 9—“Source and Amount of Funds.”

Is Purchaser’s financial condition relevant to my decision to tender my Shares in the Offer?

We do not think Purchaser’s financial condition is relevant to your decision whether to tender Shares and accept the Offer because:

•	the Offer is being made for all outstanding Shares solely for cash;

•

through Ultimate Parent and Parent, we will have sufficient funds available to purchase all Shares validly tendered (and not validly withdrawn) in the Offer and, if we consummate the Offer, all Shares converted into the right to receive the Offer Price in the Merger; and

•	the Offer and the Merger are not subject to any financing or funding condition.

See Section 9—“Source and Amount of Funds” and Section 11—“The Merger Agreement; Other Agreements.”

Is there a minimum number of Shares that must be tendered in order for you to purchase any securities?

Yes. The obligation of Purchaser to accept for payment and pay for Shares validly tendered (and not validly withdrawn) pursuant to the Offer is subject to various conditions set forth in Section 15—“Conditions of the Offer,” including, among other conditions, the Minimum Condition. The “Minimum Condition” means that there shall have been validly tendered and not validly withdrawn Shares that, considered together with all other Shares (if any) beneficially owned by Parent or any of its wholly owned Subsidiaries, would represent a majority of Shares outstanding at the time of the expiration of the Offer.

How long do I have to decide whether to tender my Shares in the Offer?

You will have until one minute following 11:59 P.M., Eastern Time, on the Expiration Date (the “Offer Expiration Time”) to tender your Shares in the Offer. The term “Expiration Date” means March 2, 2026, unless the expiration of the Offer is extended to a subsequent date in accordance with the terms of the Merger Agreement, in which event the term “Expiration Date” means such subsequent date. In addition, if, pursuant to the Merger Agreement, we decide to, or are required to, extend the Offer as described below, you will have an additional opportunity to tender your Shares.

See Section 1—“Terms of the Offer” and Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

Can the Offer be extended and under what circumstances?

Yes. The Merger Agreement provides that, subject to the parties’ respective termination rights under the Merger Agreement:

(i)

if, as of any then-scheduled Expiration Date, any Offer Condition is not satisfied and has not been waived, Purchaser may, in its discretion (and without the consent of the Company or any other Person), extend the Offer on one or more occasions, for additional periods of up to ten (10) business days per extension, to permit such Offer Condition to be satisfied;

(ii)

Purchaser shall extend the Offer from time to time for any period required by any applicable Law, any interpretation or position of the SEC or its staff or Nasdaq or its staff, in each case, applicable to the Offer; and

(iii)

if, as of any then-scheduled Expiration Date, any Offer Condition is not satisfied and has not been waived, at the request of the Company delivered at or prior to such Expiration Date, Purchaser shall extend the Offer on one or more occasions, for additional periods of up to ten (10) business days (or such longer period as may be approved in advance by the Company) per extension (as set forth in the Company’s extension request), in order to permit such Offer Condition to be satisfied.

However, in no event shall Purchaser: (1) be required to extend the Offer beyond the earliest to occur of (the “Extension Deadline”) (x) the valid termination of the Merger Agreement in compliance with Section 7 of the Merger Agreement and (y) the End Date (as defined in the Merger Agreement); (2) be permitted to extend the Offer beyond the Extension Deadline without the prior written consent of the Company; or (3) be required to extend the Offer for more than three additional consecutive increments of ten (10) business days if at any then-scheduled Expiration Date, all of the Offer Conditions (other than the Minimum Condition and any Offer Conditions that are by their nature to be satisfied at the Offer Acceptance Time (as defined in Section 11—“The Merger Agreement; Other Agreements”)) have been satisfied or waived and the Minimum Condition has not been satisfied.

The “End Date” means 5:00 P.M. Eastern Time on July 19, 2026; provided, that the End Date may be extended by either Parent or the Company (by written notice to the other Party on or prior to the initial End Date) for an additional 90 days if any of the Regulatory Conditions (as defined below in Section 15—“Conditions of the Offer”) are still outstanding as of the initial End Date.

See Section 1—“Terms of the Offer” and Section 11—“The Merger Agreement; Other Agreements.”

Will there be a subsequent offering period?

No. The Merger Agreement provides that there will not be a “subsequent offering period” in accordance with Rule 14d-11 under the Exchange Act.

See Section 1—“Terms of the Offer.”

How will I be notified if the Offer is extended?

If we extend the Offer, we will inform Citibank N.A., which is the depositary and paying agent for the Offer (the “Depositary”), of any extension, and will issue a press release announcing the extension no later than 9:00 a.m., Eastern Time, on the next business day after the previously scheduled Expiration Date.

See Section 1—“Terms of the Offer.”

What are the most significant conditions to the Offer?

The obligation of Purchaser to accept for payment and pay for Shares validly tendered (and not validly withdrawn) pursuant to the Offer is subject to the satisfaction of a number of conditions by one minute following 11:59 P.M., Eastern Time, on the scheduled Expiration Date of the Offer, including, among other conditions:

•	the Minimum Condition being satisfied;

•

the waiting period applicable to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (“HSR Act”) having expired or been terminated;

•	the Regulatory Conditions (as defined below in Section 15—“Conditions of the Offer”);

•

the accuracy of the Company’s representations and warranties set forth in the Merger Agreement as of specified times, and the performance of the Company’s covenants set forth in the Merger Agreement, in each case, to specified standards of materiality; and

•	the condition that there has not been a “Material Adverse Effect” (as described in Section 11) with respect to the Company that is continuing since January 19, 2025.

The above Offer Conditions are further described, and other Offer Conditions are described, below in Section 15—“Conditions of the Offer.” The Offer is not subject to any financing condition.

How do I tender my Shares?

If you hold your Shares directly as the registered owner and such Shares are represented by stock certificates, you may tender your Shares in the Offer by delivering the certificates representing your Shares, together with a properly completed and signed Letter of Transmittal and any other documents required by the Letter of Transmittal, to the Depositary, not later than the Offer Expiration Time. If you hold your Shares as the registered owner and such Shares are represented by book-entry positions, you may follow the procedures for book-entry transfer set forth in Section 3 of this Offer to Purchase, not later than the Offer Expiration Time. The Letter of Transmittal is enclosed with this Offer to Purchase.

If you hold your Shares in street name through a broker, dealer, commercial bank, trust company or other nominee, you must contact the institution that holds your Shares and give instructions that your Shares be tendered. You should contact the institution that holds your Shares for more details.

See Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

If I accept the Offer, how will I get paid?

If the Offer Conditions are satisfied and we accept your validly tendered Shares for payment, payment will be made by deposit of the aggregate Offer Price for the Shares accepted in the Offer with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from Purchaser and transmitting payments without interest and less applicable tax withholdings to tendering stockholders whose Shares have been accepted for payment.

See Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

Until what time may I withdraw previously tendered Shares?

You may withdraw your previously tendered Shares at any time until one minute following 11:59 P.M., Eastern Time, on the Expiration Date. In addition, if we have not accepted your Shares for payment by April 30, 2026 (the 60th day after the date of commencement of the Offer), you may withdraw them at any time after that date until we accept your Shares for payment. See Section 4—“Withdrawal Rights.”

How do I withdraw previously tendered Shares?

To withdraw previously tendered Shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the Depositary while you still have the right to withdraw Shares. If you tendered Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct the broker, dealer, commercial bank, trust company or other nominee to arrange for the withdrawal of your Shares.

See Section 4—“Withdrawal Rights.”

Has the Offer been approved by the Board of Directors of the Company?

Yes. The Company Board, at a meeting duly called and held, unanimously: (a) determined that entry into the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger, the Offer

Price and the Merger Consideration, are advisable and fair to, and in the best interests of, the Company and its stockholders; (b) resolved that the Merger will be effected under Section 251(h) of the DGCL; (c) authorized and approved the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the Transactions contemplated thereby, including the Offer and the Merger; and (d) resolved to recommend that the holders of Shares accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

More complete descriptions of the reasons for the Company Board’s recommendation and approval of the Offer and the Merger are set forth in the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) that is being mailed to you together with this Offer to Purchase. Stockholders should carefully read the information set forth in the Schedule 14D-9 in its entirety, including the information set forth in Item 4 under the sub-headings “Background of the Offer” and “Reasons for the Recommendation of the Company Board.”

If Shares tendered pursuant to the Offer are purchased by Purchaser, will the Company continue as a public company?

No. We are required to complete the Merger as promptly as reasonably practicable following consummation of the Offer, unless otherwise agreed in writing by the Company, Parent and Purchaser. Once the Merger takes place, the Company will be a direct wholly owned subsidiary of Parent. Following the Merger, we intend to cause the Shares to be delisted from Nasdaq and deregistered under the Exchange Act.

See Section 13—“Certain Effects of the Offer.”

Will a meeting of the Company’s stockholders be required to approve the Merger?

No. Section 251(h) of the DGCL provides that, unless expressly required by its certificate of incorporation, no vote of stockholders will be necessary to authorize the merger of a constituent corporation whose shares are listed on a national securities exchange or held of record by more than 2,000 holders immediately prior to the execution of the applicable agreement of merger by such constituent corporation if, subject to certain statutory provisions:

•

the agreement of merger expressly permits or requires that the merger shall be effected by Section 251(h) of the DGCL and provides that such merger be effected as soon as practicable following the consummation of the tender offer;

•

an acquiring corporation consummates a tender offer for any and all of the outstanding stock of such constituent corporation that would be entitled to vote on the merger (other than any shares held by the constituent corporation, the corporation making such offer, any person that owns, directly or indirectly, all of the outstanding stock of the corporation making the offer, and any direct or indirect wholly owned subsidiaries of any of the foregoing);

•

following the consummation of the tender offer, the acquiring corporation owns at least such percentage of stock of such constituent corporation that, absent Section 251(h) of the DGCL, would otherwise be required to adopt the agreement of merger for such constituent corporation; and

•

each outstanding share of each class or series of stock of the constituent corporation that is the subject of and not irrevocably accepted for payment in the offer is converted in such merger into the same consideration for their stock in the merger as was payable in the tender offer.

If the conditions to the Offer and the Merger are satisfied or waived (to the extent waivable), we are required by the Merger Agreement to effect the Merger in accordance with Section 251(h) of the DGCL without a meeting of the Company’s stockholders and without a vote or any further action by the stockholders.

If I do not tender my Shares but the Offer is consummated, what will happen to my Shares?

If the Offer is consummated and no temporary restraining order, preliminary or permanent injunction or other order that prevents the consummation of the Merger has been issued by any court of competent jurisdiction and remains in effect, and no applicable law or order promulgated, entered, enforced, enacted, issued or deemed applicable to the Merger by any Governmental Body (as defined in Section 11 – “The Merger Agreement; Other Agreements”) directly prohibits, or makes illegal the consummation of the Merger, Purchaser is required under the Merger Agreement to effect the Merger in accordance with Section 251(h) of the DGCL. At the effective time of the Merger (being such date and at such time as the certificate of merger in respect of the Merger has been duly filed with the Secretary of State of the State of Delaware or at such later time and date as may be agreed upon by the parties to the Merger Agreement in writing and specified in the certificate of merger in accordance with the DGCL, the “Effective Time”), all of the then issued and outstanding Shares (other than Shares (a) held by the Company or held in the Company’s treasury (other than, in each case, Shares that are held in a fiduciary or agency capacity and are beneficially owned by third parties), (b) held by Parent, Purchaser or any other direct or indirect wholly owned subsidiary of Parent, (c) held by stockholders of the Company who have properly exercised and perfected their statutory rights of appraisal under the DGCL, or (d) irrevocably accepted by Purchaser for payment in the Offer) will be converted into the right to receive the Offer Price, without interest, subject to any applicable withholding taxes (the “Merger Consideration”).

If the Merger is completed, the Company’s stockholders who do not tender their Shares in the Offer (other than stockholders who properly exercise appraisal rights) will receive the same amount of cash per Share that they would have received had they tendered their Shares in the Offer. Therefore, if the Offer is consummated and the Merger is completed, the only differences to you between tendering your Shares and not tendering your Shares in the Offer are that (A) you will be paid earlier if you tender your Shares in the Offer and (B) appraisal rights will not be available to you if you tender Shares in the Offer, but will be available to you in the Merger if you do not tender Shares in the Offer and otherwise comply in all respects with the requirements for appraisal under Section 262 of the DGCL. See Section 17—“Appraisal Rights.” However, in the unlikely event that the Offer is consummated but the Merger is not completed, the number of the Company’s stockholders and the number of Shares that are still in the hands of the public may be so small that there will no longer be an active public trading market (or, possibly, there may not be any public trading market) for the Shares. Also, in such event, it is possible that the Shares will be delisted from Nasdaq, and the Company will no longer be required to make filings with the SEC under the Exchange Act or will otherwise not be required to comply with the rules relating to publicly held companies to the same extent as it is now.

See the “Introduction” to this Offer to Purchase, Section 11—“The Merger Agreement; Other Agreements” and Section 13—“Certain Effects of the Offer.”

What will happen to my stock options and restricted stock units (if any) in the Offer and the Merger?

The Offer is being made only for Shares, and not for (a) outstanding options to purchase Shares (each, a “Company Stock Option”) or (b) outstanding restricted stock units (each, a “Company RSU”, and together with Company Stock Options, “Company Stock Awards”) in each case, granted under (i) the Company’s 2025 Equity Incentive Plan, (ii) the Company’s 2019 Equity Incentive Plan, (iii) the Company’s 2015 Stock Plan or (iv) the Company’s Inducement Plan, each as amended or restated. Holders of outstanding vested but unexercised Company Stock Options may participate in the Offer only if they first exercise such Company Stock Options in accordance with the terms of the applicable equity incentive plan and other applicable agreements of the Company and tender the Shares, if any, issued upon such exercise. Holders of outstanding Company RSUs may participate in the Offer only if such Company RSUs are first settled in accordance with the terms of the applicable equity incentive plan and other applicable agreements of the Company and the Shares, if any, issued in connection with such settlement are tendered. Any such exercise or settlement should be completed sufficiently in advance of the Offer Expiration Time to ensure that the holder will have sufficient time to comply with the procedures for tendering Shares described below in Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

Pursuant to the terms of the Merger Agreement, as of the Effective Time, except as otherwise provided below for 50% of the Company Stock Options and Company RSUs granted after March 1, 2025, (a) each Company Stock Option that is outstanding immediately prior to the Effective Time, whether vested or unvested, will fully vest, be cancelled and entitle the holder to receive for each Share underlying such Company Stock Option a cash amount equal to the excess of (x) the Merger Consideration over (y) the exercise price payable per Share under such Company Stock Option; (b) each Company RSU that is outstanding immediately prior to the Effective Time, whether vested or unvested, will be cancelled and entitle the holder to receive a cash amount equal to the Merger Consideration for each Share underlying such Company RSU. The foregoing treatment of the Company’s outstanding equity incentive awards will not apply to 50% of the unvested Company Stock Options and Company RSUs that were granted after March 1, 2025 (in each case, excluding any equity incentive awards granted to non-employees) that are outstanding immediately prior to the Effective Time. Instead, such equity incentive awards will be cancelled and converted into cash-based awards based on the Merger Consideration less, in the case of Company Stock Options, the applicable exercise price per Share underlying such Company Stock Option. Each such converted cash-based award (and the right to payments in respect thereof) will be subject to the same terms and conditions (including vesting, forfeiture and acceleration provisions) applicable to the corresponding equity incentive award immediately prior to the Effective Time, except such converted cash-based awards will vest and become payable on the date that is nine months following the closing date of the Merger. Vesting of each such converted cash-based award is generally accelerated upon the holder’s termination of service with Parent or any of its affiliates without “cause,” including due to death, or a resignation by the holder for “good reason” prior to the applicable vesting date.

See Section 11—“The Merger Agreement” for a more detailed description of the treatment of equity awards in connection with the Merger.

What will happen to my warrants in the Offer and the Merger?

The Offer is being made only for Shares, and not for outstanding pre-funded warrants to purchase Shares at an exercise price of $0.0008 (the “Warrants”). Holders of outstanding Warrants may participate in the Offer only if they first exercise such Warrants in accordance with the terms thereof and tender the Shares, if any, issued upon such exercise.

As of immediately prior to the Effective Time (excluding for the avoidance of doubt, any Warrant to the extent the holder has elected a cashless exercise of the Warrant prior to the Effective Time) shall, by virtue of the Merger and without any further action on the part of the holders, Parent, Purchaser or the Company, cease to represent a right to acquire Shares, or any equity interest in any other Person, and be converted into the right to receive cash, without any interest thereon, in an amount equal to (i) the total number of Shares subject to such Warrant immediately prior to the Effective Time, multiplied by (ii) the excess of (x) the Merger Consideration over (y) the exercise price per Share under such Warrant.

What is the market value of my Shares as of a recent date?

On January 16, 2026 the last full day of trading before we announced the Merger Agreement, the reported closing sales price of the Shares on Nasdaq was $35.10 per Share. On January 30, 2026, the last full day of trading before commencement of the Offer, the reported closing sales price of the Shares on Nasdaq was $57.68 per Share. We encourage you to obtain current market quotations for Shares before deciding whether to tender your Shares.

See Section 6—“Price Range of Shares; Dividends on the Shares.”

Have any stockholders already agreed to tender their Shares in the Offer or to otherwise support the Offer?

Yes. Concurrently with entering into the Merger Agreement, Parent and Purchaser entered into Tender and Support Agreements (each, a “Tender and Support Agreement,” and collectively, the “Tender and Support Agreements”) with each of Ashley Dombkowski, Ph.D., Brian Wong, M.D., Ph.D., Gwen Carscadden, Linda Kozick, Lisa Moore, Ph.D., Lori Lyons-Williams, Mary Ann Gray, Ph.D., Michael F. Giordano, M.D., Michael Listgarten, Rodney Young and Scott Braunstein, M.D. (each a “Supporting Stockholder”), which provide, among other things, that as promptly as practicable after, but in no event later than ten (10) business days after, the commencement of the Offer, each Supporting Stockholder will take all action required to validly tender or cause to be validly tendered into the Offer all outstanding Shares such Supporting Stockholder owns of record or beneficially (within the meaning of Rule 13d-3 under the Exchange Act) as of the date of such Tender and Support Agreement together with any Shares or any other securities of the Company that are issued to or otherwise directly or indirectly acquired by any such Supporting Stockholder prior to the valid termination of such Tender and Support Agreement in accordance with its terms, including for the avoidance of doubt any Shares acquired by the Supporting Stockholder upon the exercise of Company Stock Options after the date of the Tender and Support Agreement.

As of January 19, 2026, the Supporting Stockholders collectively directly or indirectly own approximately 0.25% of all Shares issued and outstanding. Parent expressly disclaims beneficial ownership of all Shares covered by the Tender and Support Agreement.

See Section 11—“The Merger Agreement; Other Agreements.”

Will I have appraisal rights in connection with the Offer?

No appraisal rights will be available to you in connection with the Offer. However, if Purchaser purchases Shares pursuant to the Offer, and the Merger is completed, holders of Shares including beneficial owners immediately prior to the Effective Time who (a) did not tender their Shares in the Offer, (b) follow the procedures set forth in Section 262 of the DGCL and (c) do not thereafter lose such holders’ appraisal rights (by withdrawal, failure to perfect or otherwise), will be entitled to have their Shares appraised by the Delaware Court of Chancery and to receive payment of the “fair value” of such shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, thereon. The “fair value” could be greater than, less than or the same as the Offer Price.

See Section 17—“Appraisal Rights.”

Whom should I call if I have questions about the Offer?

You may call Innisfree M&A Incorporated, the Information Agent for the Offer, toll free at (800) 422-8620. See the back cover of this Offer to Purchase for additional contact information.

INTRODUCTION

Redrose Acquisition Co., a Delaware corporation (“Purchaser”), a direct wholly-owned subsidiary of GlaxoSmithKline LLC, a limited liability company organized under the laws of Delaware (“Parent”), which is an indirect wholly-owned subsidiary of GSK plc, a public limited company organized under the laws of England and Wales (“Ultimate Parent”), is offering to purchase all of the outstanding shares of common stock, par value $0.0001 per share (each, a “Share” and, collectively, “Shares”), of RAPT Therapeutics, Inc., a Delaware corporation (the “Company”), for $58.00 per Share, in cash (such amount or any higher amount per share paid pursuant to the Offer, being the “Offer Price”), without interest, subject to any applicable withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related letter of transmittal (the “Letter of Transmittal” which, together with this Offer to Purchase, as they may be amended or supplemented from time to time, collectively constitute the “Offer”).

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of January 19, 2026 (as it may be amended from time to time, the “Merger Agreement”), by and among the Company, Parent, Purchaser and solely for the purposes set forth therein, Ultimate Parent, pursuant to which, as promptly as reasonably practicable following consummation of the Offer and subject to the satisfaction or waiver of certain conditions, Purchaser will merge with and into the Company (the “Merger”) and the separate existence of Purchaser will cease and the Company will continue as the surviving corporation (the “Surviving Corporation”) and as a direct wholly owned subsidiary of Parent, upon the terms and subject to the conditions set forth in the Merger Agreement. The Merger will be governed by Section 251(h) of the General Corporation Law of the State of Delaware, as amended (the “DGCL”), and will be consummated as soon as practicable following the Offer Acceptance Time (as defined in Section 11—“The Merger Agreement; Other Agreements”). In the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger (being such date and at such time as the certificate of merger in respect of the Merger has been duly filed with the Secretary of State of the State of Delaware or at such later time and date as may be agreed upon by the parties and specified in the certificate of merger in accordance with the DGCL, the “Effective Time”) (other than Shares (a) held by the Company or held in the Company’s treasury (other than, in each case, Shares that are held in a fiduciary or agency capacity and are beneficially owned by third parties), (b) held by Parent, Purchaser or any other direct or indirect wholly owned subsidiary of Parent, (c) held by stockholders of the Company who have properly exercised and perfected their statutory rights of appraisal under the DGCL, or (d) irrevocably accepted by Purchaser for payment in the Offer) will be converted into the right to receive the Offer Price, without interest, subject to any applicable withholding taxes. Under no circumstances will interest be paid on the purchase price for the Shares accepted for payment in the Offer, regardless of any extension of the Offer or any delay in making payment for the Shares. The Merger Agreement is more fully described in Section 11—“The Merger Agreement.”

Tendering stockholders who are the holders of record of their Shares and who tender directly to the Depositary (as defined above in the “Summary Term Sheet”) will not be obligated to pay brokerage fees or commissions or, as provided in Section 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee should consult such institution as to whether it charges any service fees or commissions.

The Company Board, at a meeting duly called and held, unanimously: (a) determined that entry into the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger, the Offer Price and the Merger Consideration, are advisable and fair to, and in the best interests of, the Company and its stockholders; (b) resolved that the Merger will be effected under Section 251(h) of the DGCL; (c) authorized and approved the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the Transactions contemplated thereby, including the Offer and the Merger; and (d) resolved to recommend that the holders of Shares accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

More complete descriptions of the Company Board’s reasons for recommending that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer, and for authorizing and approving the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger (the “Transactions”), are set forth in the Company’s Solicitation/Recommendation Statement on the Schedule 14D-9 (the “Schedule 14D-9”) that is being mailed to you together with this Offer to Purchase. Stockholders should carefully read the information set forth in the Schedule 14D-9 in its entirety, including the information set forth in Item 4 under the sub-headings “Background of Offer and Merger” and “Reasons for Recommendation.”

The obligation of Purchaser to accept for payment and pay for Shares validly tendered (and not validly withdrawn) pursuant to the Offer is subject to various conditions set forth in Section 15—“Conditions of the Offer,” including, among other conditions, the Minimum Condition. The “Minimum Condition” means that there have been validly tendered and not validly withdrawn Shares that, considered together with all other Shares (if any) beneficially owned by Parent or any of its wholly owned Subsidiaries, would represent a majority of Shares outstanding at the time of the expiration of the Offer.

See Section 15—“Conditions of the Offer.” There is no financing condition to the Offer.

The Company has advised Parent that at a meeting of the Company Board held on January 19, 2026, J.P. Morgan Securities LLC (“J.P. Morgan”) rendered to the Company Board its oral opinion, which was subsequently confirmed by delivery of a written opinion dated January 19, 2026 to the effect that, as of such date and based upon and subject to the assumptions, limitations, qualifications and conditions set forth therein, the consideration to be paid to the holders of Shares (other than as specified in such opinion) in the proposed Transactions was fair, from a financial point of view, to such holders. The full text of the written opinion of J.P. Morgan, dated January 19, 2026, sets forth the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken by J.P. Morgan in connection with its opinion and is attached as Annex I to the Schedule 14D-9. The opinion of J.P. Morgan does not constitute a recommendation to any stockholder of the Company as to whether or not such holder should tender Shares in connection with the Offer or otherwise act with respect to the Transactions or any other matter.

THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY IN ITS ENTIRETY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

THE TENDER OFFER

1.	Terms of the Offer

Purchaser is offering to purchase all of the outstanding Shares at the Offer Price, without interest and subject to any withholding of taxes required by applicable legal requirements, upon the terms and subject to the conditions set forth in the Offer. Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), we will accept for payment and, promptly after the Expiration Date pay for, all Shares validly tendered prior to one minute following 11:59 P.M., Eastern Time, on the Expiration Date (the “Offer Expiration Time”) and not validly withdrawn as described in Section 4—“Withdrawal Rights.” The term “Expiration Date” means March 2, 2026, unless the expiration of the Offer is extended to a subsequent date in accordance with the terms of the Merger Agreement, in which event the term “Expiration Date” means such subsequent date.

The Offer is conditioned upon, among other things, the satisfaction of the Minimum Condition and the other conditions described in Section 15—“Conditions of the Offer.”

The Merger Agreement provides that, subject to the parties’ respective termination rights under the Merger Agreement:

(i)

if, as of any then-scheduled Expiration Date, any Offer Condition is not satisfied and has not been waived, Purchaser may, in its discretion (and without the consent of the Company or any other Person), extend the Offer on one or more occasions, for additional periods of up to ten (10) business days per extension, to permit such Offer Condition to be satisfied;

(ii)

Purchaser shall extend the Offer from time to time for any period required by any applicable Law, any interpretation or position of the SEC or its staff or Nasdaq or its staff, in each case, applicable to the Offer; and

(iii)

if, as of any-then scheduled Expiration Date, any Offer Condition is not satisfied and has not been waived, at the request of the Company delivered at or prior to such Expiration Date, Purchaser shall extend the Offer on one or more occasions, for additional periods of up to ten (10) business days (or such longer period as may be approved in advance by the Company) per extension (as set forth in the Company’s extension request), in order to permit such Offer Condition to be satisfied.

However, in no event shall Purchaser: (1) be required to extend the Offer beyond the earliest to occur of (the “Extension Deadline”) (x) the valid termination of the Merger Agreement in compliance with Section 7 of the Merger Agreement and (y) the End Date (as defined in the Merger Agreement); (2) be permitted to extend the Offer beyond the Extension Deadline without the prior written consent of the Company; or (3) be required to extend the Offer for more than three additional consecutive increments of ten (10) business days if at any then-scheduled Expiration Date, all of the Offer Conditions (other than the Minimum Condition and any Offer Conditions that are by their nature to be satisfied at the Offer Acceptance Time (as defined in Section 11—“The Merger Agreement; Other Agreements”)) have been satisfied or waived and the Minimum Condition has not been satisfied.

The “End Date” means 5:00 P.M. Eastern Time on July 19, 2026; provided, that the End Date may be extended by either Parent or the Company (by written notice to the other Party on or prior to the initial End Date) for an additional 90 days if any of the Regulatory Conditions (as defined below in Section 15—“Conditions of the Offer”) are still outstanding as of the initial End Date.

See Section 11—“The Merger Agreement—Termination.”

If we extend the Offer, are delayed in our acceptance for payment of or payment for Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the

Offer, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in Section 4—“Withdrawal Rights.” However, our ability to delay the payment for Shares that we have accepted for payment is subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act, which requires us to pay the consideration offered or return the securities deposited by or on behalf of stockholders promptly after the termination or withdrawal of the Offer.

Subject to the terms of the Merger Agreement and the applicable rules and regulations of the SEC and other applicable laws and regulations, we expressly reserve the right at any time and from time to time to increase the Offer Price, waive any Offer Condition and make any other changes to the terms and conditions of the Offer not inconsistent with the terms of the Merger Agreement; provided, however, that without the prior written consent of the Company, Purchaser shall not (A) decrease the Offer Price, (B) change the form of consideration payable in the Offer, (C) decrease the maximum number of Shares sought to be purchased in the Offer, (D) impose conditions or requirements to the Offer in addition to the Offer Conditions, (E) amend or modify any of the Offer Conditions in a manner that adversely affects, or would reasonably be expected to adversely affect, any holder of Shares, or that would individually or in the aggregate, reasonably be expected to prevent or delay the consummation of the Offer or prevent, delay or impair the ability of Parent or Purchaser to consummate the Offer, the Merger or the other Transactions, (F) change or waive the Minimum Conditions or Regulatory Conditions, (G) terminate the Offer or accelerate, extend or otherwise change the Expiration Date in a manner other than as required or permitted by the Merger Agreement or (H) provide any “subsequent offering period” (or any extension thereof) within the meaning of Rule 14d-11 promulgated under the Exchange Act. Any extension, delay, termination or amendment of the Offer will be followed as promptly as practicable by a public announcement thereof, and such announcement, in the case of an extension, will be made no later than 9:00 a.m., Eastern Time, on the next business day after the previously scheduled Expiration Date. Without limiting the manner in which we may choose to make any public announcement, we intend to make announcements regarding the Offer by issuing a press release and making any appropriate filing with the SEC. Upon any determination that an Offer Condition has not been satisfied and gives rise to a right to terminate the Offer by Purchaser or Parent, Parent will promptly notify the Company’s stockholders of a decision to either terminate the Offer, or to waive the condition and proceed with the Offer.

If, subject to the terms of the Merger Agreement, we make a material change in the terms of the Offer or the information concerning the Offer or if we waive a material condition of the Offer, we will disseminate additional tender offer materials and extend the Offer, in each case, if and to the extent required by Rules 14d-3(b)(1), 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which the Offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes. In the SEC’s view, an offer should remain open for a minimum of five (5) business days from the date the material change is first published, sent or given to holders of Shares, and with respect to a change in price or a change in the percentage of securities sought, a minimum ten (10) business day period generally is required to allow for adequate dissemination to holders of Shares and investor response.

If, on or before the Expiration Date, we increase the consideration being paid for Shares accepted for payment in the Offer, such increased consideration will be paid to all holders whose Shares are purchased in the Offer, whether or not such Shares were tendered before the announcement of the increase in consideration.

The obligation of Purchaser to accept for payment and pay for Shares validly tendered (and not validly withdrawn) pursuant to the Offer is subject to the satisfaction of the Offer Conditions. Under certain circumstances described in the Merger Agreement, Parent or the Company also may terminate the Merger Agreement.

The Company has provided us with its stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the related Letter of Transmittal, as well as the Schedule 14D-9, will be mailed to record holders of Shares whose names appear on the stockholder list and will be furnished for subsequent transmittal to beneficial owners of Shares to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

2.	Acceptance for Payment and Payment for Shares

Subject to the terms of the Offer and the Merger Agreement and the satisfaction or waiver of the Offer Conditions set forth in Section 15—“Conditions of the Offer,” we will irrevocably accept for payment and pay for all Shares validly tendered and not validly withdrawn pursuant to the Offer promptly (and in any event within one (1) business day) after the Offer Acceptance Time (as defined in Section 11—“The Merger Agreement; Other Agreements”). Subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) promulgated under the Exchange Act, we expressly reserve the right to delay payment for Shares in order to comply in whole or in part with any applicable law or regulation. See Section 16—“Certain Legal Matters; Regulatory Approvals.”

In the case of certificated Shares, we will pay for Shares accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the “Certificates”) pursuant to the procedures set forth in Section 3—“Procedures for Tendering Shares,” (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees and (iii) any other documents required by the Letter of Transmittal.

In the case of book-entry Shares, we will pay for Shares accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) confirmation of a book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (“DTC”) (such a confirmation, a “Book-Entry Confirmation”) pursuant to the procedures set forth in Section 3—“Procedures for Tendering Shares,” (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees and (iii) any other documents required by the Letter of Transmittal; or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal and such other documents. The term “Agent’s Message” means a message, transmitted through electronic means by DTC in accordance with the normal procedures of DTC to, and received by, the Depositary and forming part of a Book-Entry Confirmation, that states that DTC has received an express acknowledgment from the participant in DTC tendering the Shares that are the subject of such Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of, the Letter of Transmittal, and that Purchaser may enforce such agreement against such participant. The term “Agent’s Message” also includes any hard copy printout evidencing such message generated by a computer terminal maintained at the Depositary’s office.

For purposes of the Offer, we will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered to Purchaser and not validly withdrawn as, if and when we give oral or written notice to the Depositary of our acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the aggregate Offer Price for such Shares with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from us and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. If we extend the Offer, are delayed in our acceptance for payment of or payment for Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in Section 4—“Withdrawal Rights.” Under no circumstances will interest be paid on the Offer Price for the Shares accepted for payment in the Offer, regardless of any extension of the Offer or any delay in making payment for the Shares.

If any tendered Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, or if Certificates are submitted evidencing more Shares than are tendered, Certificates representing unpurchased shares will be returned, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at DTC pursuant to the procedure set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” such Shares will be credited to an account maintained at DTC), promptly following the expiration or termination of the Offer.

3.	Procedures for Accepting the Offer and Tendering Shares

Valid Tenders. In order for a stockholder to validly tender Shares pursuant to the Offer, the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees and any other documents required by the Letter of Transmittal must be received by the Depositary prior to one minute after 11:59 p.m., Eastern Time, on the Expiration Date, and, in the case of a book- entry transfer, an Agent’s Message (as defined herein), in lieu of the Letter of Transmittal and such other documents, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either (i) the Certificates evidencing tendered Shares must be received by the Depositary at such address or (ii) such Shares must be tendered pursuant to the procedure for book-entry transfer described below under “Book-Entry Transfer” and a Book-Entry Confirmation must be received by the Depositary, in each case prior to the Offer Expiration Time.

Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at DTC for purposes of the Offer within two (2) business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of DTC may make a book-entry delivery of Shares by causing DTC to transfer such Shares into the Depositary’s account at DTC in accordance with DTC’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at DTC, either the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Offer Expiration Time. Delivery of documents to DTC does not constitute delivery to the Depositary.

Signature Guarantees for Shares. No signature guarantee is required on the Letter of Transmittal: (i) if the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section 3, includes any participant in DTC’s systems whose name appears on a security position listing as the owner of the Shares) of the Shares tendered therewith, unless such holder or holders have completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the Letter of Transmittal, or (ii) if the Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member in good standing of the Security Transfer Agents Medallion Program or any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 of the Exchange Act (each an “Eligible Institution” and collectively “Eligible Institutions”). In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If a Certificate is registered in the name of a person or persons other than the signers of the Letter of Transmittal, or if payment is to be made or delivered to, or a Certificate not accepted for payment or not tendered is to be issued in, the name(s) of a person or persons other than the registered holder(s), then the Certificate must be endorsed or accompanied by appropriate duly executed stock powers, in either case signed exactly as the name(s) of the registered holder(s) appear on the Certificate, with the signature(s) on such Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal.

See Instructions 1 and 5 of the Letter of Transmittal.

Notwithstanding any other provision of the Merger Agreement or this Offer, payment for Shares accepted for payment pursuant to the Offer will in all cases only be made after timely receipt by the Depositary of

(i) certificates evidencing such Shares or a Book-Entry Confirmation of a book-entry transfer of such Shares into the Depositary’s account at DTC pursuant to the procedures set forth in this Section 3, (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees and (iii) any other documents required by the Letter of Transmittal or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal and such other documents.

THE METHOD OF DELIVERY OF THE SHARES (OR CERTIFICATES), THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING DELIVERY THROUGH DTC, IS AT THE ELECTION AND RISK OF THE TENDERING STOCKHOLDER. DELIVERY OF THE SHARES (OR CERTIFICATES), THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS WILL BE DEEMED MADE, AND RISK OF LOSS THEREOF SHALL PASS, ONLY WHEN THEY ARE ACTUALLY RECEIVED BY THE DEPOSITARY (INCLUDING, IN THE CASE OF A BOOK-ENTRY TRANSFER OF SHARES, BY BOOK-ENTRY CONFIRMATION WITH RESPECT TO SUCH SHARES). IF SUCH DELIVERY IS BY MAIL, IT IS RECOMMENDED THAT THE SHARES (OR CERTIFICATES), THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS BE SENT BY PROPERLY INSURED REGISTERED MAIL WITH RETURN RECEIPT REQUESTED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

Tender Constitutes Binding Agreement. The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder’s acceptance of the Offer, as well as the tendering stockholder’s representation and warranty that such stockholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal. Our acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and us upon the terms and subject to the conditions of the Offer.

Determination of Validity. Purchaser will determine, in its sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal, and such determination will be final and binding to the fullest extent permitted by law, subject to the rights of holders of Shares to challenge such determination with respect to their Shares in a court of competent jurisdiction. We reserve the absolute right to reject any and all tenders determined by us not to be in proper form or the acceptance for payment of which may, in our opinion, be unlawful. We also reserve the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to our satisfaction. None of Purchaser, Parent or any of their respective affiliates or assigns, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Subject to applicable law as applied by a court of competent jurisdiction, the terms of the Merger Agreement and the rights of holders of Shares to challenge such interpretation with respect to their Shares in a court of competent jurisdiction, our interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding.

Appointment as Proxy. By executing the Letter of Transmittal as set forth above, the tendering stockholder will irrevocably appoint designees of Purchaser as such stockholder’s attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by Purchaser and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares. All such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, we accept for payment the Shares tendered by such stockholder as provided herein. Upon such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such stockholder (and, if given, will not be deemed effective). The designees of Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, in respect of any annual, special or adjourned meeting of the Company’s stockholders, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper. We reserve the right to require that, in order for Shares to be deemed validly tendered, immediately upon our acceptance for payment of such Shares, Purchaser must be able to exercise full voting, consent and other rights with respect to such Shares and other related securities or rights, including voting at any meeting of stockholders of the Company.

Company Equity Awards. The Offer is being made only for Shares, and not for outstanding Company Stock Options or Company RSUs (each as defined in Section 11—“The Merger Agreement; Other Agreements”) issued by the Company. Holders of outstanding vested but unexercised Company Stock Options may participate in the Offer only if they first exercise such Company Stock Options in accordance with the terms of the applicable equity incentive plan and other applicable agreements of the Company and tender Shares issued upon such exercise. Holders of outstanding Company RSUs may participate in the Offer only if such Company RSUs are first settled in accordance with the terms of the applicable equity incentive plan and other applicable agreements of the Company and the Shares, if any, issued in connection with such settlement are tendered. Any such exercise or settlement should be completed sufficiently in advance of the Offer Expiration Time to assure the holder of such outstanding Share, Company Stock Option or Company RSU (as applicable) will have sufficient time to comply with the procedures for tendering Shares described in this Section 3.

See Section 11—“The Merger Agreement” for additional information regarding the treatment of the Company Stock Options and Company RSUs in the Merger.

Information Reporting and Backup Withholding. Payments made to stockholders of the Company in the Offer or the Merger generally will be subject to information reporting and may be subject to backup withholding of U.S. federal income tax on payments for Shares purchased in the Offer or exchanged in the Merger (currently at a rate of 24%). To avoid backup withholding, a U.S. stockholder or payee should complete and return the Internal Revenue Service (“IRS”) Form W-9 included in the Letter of Transmittal, listing such U.S. stockholder’s correct taxpayer identification number and certifying that such stockholder is a U.S. person, that the taxpayer identification number provided is correct, and that such stockholder is not subject to backup withholding. Failure to provide the information on the IRS Form W-9 may subject a stockholder to backup withholding on a payment pursuant to the Offer or the Merger for all Shares purchased from or exchanged by such stockholder and the IRS may impose penalties on such stockholder. Certain stockholders or payees (including, among others, certain corporations, certain non-resident foreign individuals and foreign entities) are not subject to these backup withholding and reporting requirements. An exempt U.S. stockholder or payee should indicate its exempt status on IRS Form W-9. Any exempt foreign stockholder or payee should submit an IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable IRS Form W-8) attesting to such exempt foreign status in order to qualify for an exemption from information reporting and backup withholding. A disregarded domestic entity that has a regarded foreign owner must use the appropriate IRS Form W-8, and not the IRS Form W-9. Information disclosed on an applicable IRS Form by a stockholder or payee may be disclosed to the local tax authorities of the foreign stockholder under an applicable tax treaty or an information exchange agreement.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will generally be allowed as a refund from the IRS or a credit against a stockholder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Each stockholder and payee should consult their tax advisors as to any qualification for exemption from backup withholding and the procedure for obtaining any such exemption.

4.	Withdrawal Rights

Except as otherwise provided in this Section 4, or as provided by applicable law, tenders of Shares made pursuant to the Offer are irrevocable.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Offer Expiration Time. Thereafter, tenders are irrevocable, except that Shares tendered may also be withdrawn at any time after April 30, 2026 (the date that is 60 days after the date of the commencement of the Offer), if Purchaser has not accepted them for payment by that date.

For a withdrawal of Shares to be effective, the Depositary must timely receive a written or facsimile transmission notice of withdrawal at one of its addresses set forth on the back cover of this Offer to Purchase. Any notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the names in which the Certificates are registered, if different from that of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Shares. If Certificates representing the Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Certificates, the name of the registered owners and the serial numbers shown on such Certificates must also be furnished to the Depositary.

Withdrawals of tenders of Shares may not be rescinded and any Shares validly withdrawn will be deemed not validly tendered for purposes of the Offer. Withdrawn Shares may, however, be retendered by following one of the procedures for tendering Shares described in Section 3—“Procedures for Accepting the Offer and Tendering Shares” at any time prior to the Offer Expiration Time.

Purchaser will determine, in its sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal. Subject to applicable law as applied by a court of competent jurisdiction and the terms of the Merger Agreement, such determination will be final and binding. No withdrawal of Shares shall be deemed to have been properly made until all defects and irregularities have been cured or waived. None of Purchaser, Parent or any of their respective affiliates or assigns, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification.

5.	Certain Material U.S. Federal Income Tax Consequences of the Offer

The following discussion is a summary of certain material U.S. federal income tax consequences of the disposition of the Shares in the Offer and the Merger to stockholders of the Company whose Shares are tendered and accepted for payment pursuant to the Offer or whose Shares are converted into the right to receive cash in the Merger. This summary is for general information purposes only and does not purport to consider all aspects of U.S. federal income taxation that might be relevant to stockholders of the Company. This summary is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing, proposed and temporary regulations thereunder (“Treasury Regulations”) published rulings and administrative pronouncements of the IRS and judicial interpretations thereof in effect as of the date of this Offer, all of which are subject to change, possibly with retroactive effect. Any such change could affect the accuracy of the statements and conclusions set forth in this discussion. We have not sought, and do not intend to seek, any ruling from the IRS or any opinion of counsel with respect to the statements made and the conclusions reached in the following summary, and no assurance can be given that the IRS will agree with the views expressed herein, or that a court will not sustain any challenge by the IRS.

The summary applies only to stockholders of the Company who hold their Shares as capital assets within the meaning of Section 1221 of the Code. This summary does not address non-U.S., state or local tax consequences of the Offer or the Merger, nor does it address the U.S. federal income tax consequences of the transactions to special classes of taxpayers (e.g., stockholders that beneficially own (actually or constructively) more than 5% of the total fair market value of the Shares (except as specifically described below)), small business investment companies, S corporations, regulated investment companies, real estate investment trusts, controlled foreign corporations, passive foreign investment companies, persons that accumulate earnings to avoid U.S. federal income tax, cooperatives, banks and certain other financial institutions, broker-dealers, insurance companies, tax-exempt organizations, governmental organizations, retirement plans, stockholders that are, or hold Shares through, partnerships (including entities or arrangements treated as partnerships) or other pass-through entities for U.S. federal income tax purposes, trusts, United States persons whose functional currency is not the United States dollar, dealers in securities or foreign currency, traders that mark-to-market their securities, expatriates and former long-term residents of the United States, stockholders holding Shares that are part of a straddle, hedging, constructive sale, conversion or other integrated security transaction for U.S. federal income tax purposes, stockholders who properly exercise appraisal rights with respect to their Shares, stockholders who hold their Shares as “qualified small business stock” or “section 1244 stock,” and stockholders who received Shares in compensatory transactions (including pursuant to the exercise of employee stock options, stock purchase rights or stock appreciation rights, as restricted stock or otherwise as compensation). The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed, nor are the effects of the Medicare contribution tax on net investment income, any alternative minimum tax or the special tax accounting rules in Section 451(b) of the Code. Important Note: If you are a citizen or tax resident or subject to the tax laws of more than one country, you should be aware that there might be additional or different tax consequences that may apply to you.

This discussion does not address the tax consequences of acquisitions or dispositions of Shares outside the Offer and the Merger, or transactions pertaining to equity awards that are canceled and converted into the right to receive cash in connection with the Merger.

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of Shares that, for U.S. federal income tax purposes, is or is treated as: (i) an individual who is a citizen or resident of the United States; (ii) a corporation, or an entity treated as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States, any state thereof or the District of Columbia; (iii) an estate, the income of which is subject to U.S. federal income tax regardless of its source; or (iv) a trust, if (A) a United States court is able to exercise primary supervision over the trust’s administration and one or more United States persons (within the meaning of Section 7701(a)(30) of the Code) have authority to control all of the trust’s substantial decisions or (B) the trust has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes. This summary uses the term “Non-U.S. Holder” to mean a beneficial owner of Shares (other than a partnership or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder.

If a partnership, or another entity or arrangement treated as a partnership for U.S. federal income tax purposes, holds Shares, the tax treatment of its partners or members generally will depend upon the status of the partner or member and the activities of the partnership or other pass-through entity. Accordingly, partnerships or other entities treated as partnerships for U.S. federal income tax purposes that hold Shares, and partners or members in those entities, are urged to consult their tax advisors regarding the specific U.S. federal income tax consequences to them of the Offer and the Merger.

Tax Consequences to U.S. Holders. The exchange of Shares for cash pursuant to the Offer or the Merger will be a taxable transaction to U.S. Holders for U.S. federal income tax purposes. In general, a U.S. Holder who sells Shares pursuant to the Offer or receives cash in exchange for Shares pursuant to the Merger will recognize capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference, if any, between (i) the amount of cash received (determined before the deduction of withholding taxes, if any) and (ii) the U.S. Holder’s adjusted tax basis in the Shares sold pursuant to the Offer or exchanged for cash pursuant to the Merger.

Gain or loss will be determined separately for each block of Shares (that is, Shares acquired at the same cost in a single transaction) sold pursuant to the Offer or exchanged for cash pursuant to the Merger. Such gain or loss would be long-term capital gain or loss, provided that the holding period for such block of Shares is more than one year at the time of consummation of the Offer or the Merger, as the case may be. In general, long-term capital gain recognized by certain non-corporate U.S. Holders is currently subject to U.S. federal income tax at preferential rates. The deductibility of capital losses by a U.S. Holder is subject to certain limitations.

Tax Consequences to Non-U.S. Holders. Any gain recognized on the receipt of Offer Price pursuant to the Offer or the Merger by a Non-U.S. Holder will not be subject to U.S. federal income tax, unless: (i) the Non-U.S. Holder is an individual who was present in the United States for 183 days or more during the taxable year of the disposition and certain other conditions are met; (ii) the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States and, if required by an applicable tax treaty, attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States; or (iii) the Company is or has been a United States real property holding corporation, or “USRPHC,” for U.S. federal income tax purposes at any time within the shorter of the Non-U.S. Holder’s holding period and the five-year period preceding the disposition, and, if the Shares are “regularly traded on an established securities market” (“regularly traded”), the Non-U.S. Holder owned (directly, indirectly or constructively) more than 5% of the Shares at any time within such period, and certain other conditions are satisfied.

In the case of clause (i) of the preceding paragraph, gain generally will be subject to tax at a flat rate of 30% (or such lower rate as may be specified under an applicable income tax treaty), which may be offset by certain U.S.-source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States); provided that the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses. In the case of clause (ii) of the preceding paragraph, unless a tax treaty provides otherwise, gain will be subject to U.S. federal income tax at the rates generally applicable to a U.S. Holder (and such Non-U.S. Holder should generally provide an IRS Form W-8ECI). A Non-U.S. Holder that is a foreign corporation also may be subject to a 30% branch profits tax (or applicable lower treaty rate) with respect to gain recognized under clause (ii). In the case of clause (iii) of the preceding paragraph, although there can be no assurance in this regard, the Company does not believe that it is, and does not anticipate it becoming, a USRPHC. Further, so long as the Shares are considered to be regularly traded at any time during the calendar year, a Non-U.S. Holder generally will not be subject to tax on any gain recognized on the exchange of Shares pursuant to the Offer or the Merger, unless the Non-U.S. Holder owned (actually or constructively) more than 5% of the total outstanding Shares at any time during the applicable period described in clause (iii).

Non-U.S. Holders are urged to consult their tax advisors with respect to the particular U.S. federal, state, and local, or foreign tax consequences of the Offer and the Merger and the effect of any applicable tax treaties.

FATCA. Sections 1471 through 1474 of the Code (commonly referred to as “FATCA”) impose a U.S. federal withholding tax of 30% on certain payments made to a “foreign financial institution” (as specially defined under these rules) unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding certain U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners) or an exemption applies. FATCA also generally will impose a U.S. federal withholding tax of 30% on certain payments made to a non-financial foreign entity unless such entity provides the withholding agent a certification identifying certain direct and indirect U.S. owners of the entity or an exemption applies. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. Under certain circumstances, a Non-U.S. Holder might be eligible for refunds or credits of such taxes. The Treasury Department has released proposed Treasury Regulations which, if finalized in their present form, would eliminate the federal withholding tax of 30% applicable to the gross proceeds of a sale or other disposition of our common stock. In its preamble to such proposed regulations, the Treasury Department stated that taxpayers generally may rely on the proposed regulations until final regulations are issued.

In general, no withholding under FATCA will be required with respect to a person that timely provides certifications that establish an exemption from FATCA withholding on a valid IRS Form W-8. A Non-U.S. Holder may be able to claim a credit or refund of the amount withheld under certain circumstances.

Stockholders are encouraged to consult with their own tax advisors regarding the possible implications of FATCA on the disposition of Shares pursuant to the Offer and the Merger.

The tax discussion set forth above is included for general information only and is not tax advice. You are urged to consult your tax advisor to determine the particular tax consequences to you of the Offer and the Merger, including the applicability and effect of U.S. federal, state, local, foreign and other tax laws and treaties. The U.S. federal income and other tax consequences to holders or beneficial owners of equity awards participating in the Offer or Merger with respect to such equity awards are not discussed herein and such holders or beneficial owners are strongly encouraged to consult their own tax advisors regarding such tax consequences.

6.	Price Range of Shares; Dividends on the Shares

The Shares currently trade on Nasdaq under the symbol “RAPT.” The following table sets forth the high and low sale prices per Share for each quarterly period within the preceding fiscal year, as reported by Nasdaq:

	High	Low
Fiscal Year Ending December 31, 2025
First Quarter	$13.76	$8.40
Second Quarter	$9.84	$5.98
Third Quarter	$26.62	$7.33
Fourth Quarter	$36.80	$25.00

On January 16, 2026 the last full day of trading before the public announcement of the execution of the Merger Agreement, the reported closing sales price of the Shares on Nasdaq was $35.10 per Share. On January 30, 2026, the last full day of trading before commencement of the Offer, the reported closing sales price of the Shares on Nasdaq was $57.68 per Share. We encourage you to obtain current market quotations for Shares before deciding whether to tender your Shares.

The Company has not declared or paid dividends to date and does not anticipate doing so.

7.	Certain Information Concerning the Company

The summary information set forth below is qualified in its entirety by reference to the Company’s public filings with the SEC (which may be obtained and inspected as described below under “Additional Information”) and should be considered in conjunction with the financial and other information in such filings and other publicly available information regarding the Company. None of Ultimate Parent, Parent or Purchaser has any knowledge that would indicate that any statements contained in this Offer to Purchase based on such filings and information is untrue. However, none of Ultimate Parent, Parent or Purchaser assumes any responsibility for the accuracy or completeness of the information concerning the Company, whether furnished by the Company or contained in such filings, or for any failure by the Company to disclose events that may have occurred or that may affect the significance or accuracy of any such information but which are unknown to Ultimate Parent, Parent or Purchaser.

General. The Company was incorporated in Delaware on March 4, 2015 under the name “FLX Bio, Inc.” and changed its name on May 24, 2019 to “RAPT Therapeutics, Inc.” The Company is a clinical-stage immunology-based biopharmaceutical company focused on discovering, developing and commercializing novel therapies for patients living with inflammatory and immunological diseases. The Company’s lead drug candidate, RPT904, is a half-life extended monoclonal antibody (“mAb”) designed to bind free human immunoglobin E (“IgE”), a key driver of several allergic diseases.

RAPT Therapeutics, Inc.

561 Eccles Avenue

South San Francisco, California 94080

The information contained in Section 6—“Price Range of Shares; Dividends on the Shares” is incorporated herein by reference.

Additional Information. The Shares are registered under the Exchange Act. Accordingly, the Company is subject to the information and reporting requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, principal physical properties, capital structure, material pending litigation, operating results, financial condition, directors and officers (including their remuneration and equity awards granted to them) and other matters. Information concerning the Company’s directors and officers, their compensation and equity awards granted to them, the principal holders of the Company’s securities, any material interests of such persons in transactions with the Company and other matters will be available in the Schedule 14D-9. The SEC maintains a web site on the Internet at http://www.sec.gov that contains reports, proxy statements and other information regarding registrants, including the Company, that file electronically with the SEC. The Company also maintains an Internet website at https://www.rapt.com/. The information contained in, accessible from or connected to the Company’s website is not incorporated into, or otherwise a part of, this Offer to Purchase or any of the Company’s filings with the SEC. The website addresses referred to in this paragraph are inactive text references and are not intended to be actual links to the websites.

8.	Certain Information Concerning Ultimate Parent, Parent, Purchaser and Certain Related Persons

The summary information set forth below in respect of Ultimate Parent and Parent is qualified in its entirety by reference to Ultimate Parent’s public filings with the SEC (which may be obtained and inspected as described below under “Additional Information”) and should be considered in conjunction with the financial and other information in such filings and other publicly available information regarding the Company.

Purchaser is a Delaware corporation and a direct wholly owned subsidiary of Parent, which is an indirect wholly owned subsidiary of Ultimate Parent, and was formed solely for the purpose of facilitating the acquisition of the Company. Purchaser has not carried on any activities to date, except for activities incidental to its formation and activities undertaken in connection with the Transactions.

Upon consummation of the Merger, Purchaser will merge with and into the Company and the separate existence of Purchaser will cease and the Company will continue as the surviving corporation and a direct wholly owned subsidiary of Parent. The business address and business telephone number of Purchaser are as set forth below:

Redrose Acquisition Co.

FMC Tower at Cira Centre South

2929 Walnut Street, Suite 1700

Philadelphia, PA 19104

Telephone: +1 (888) 825 5249

Parent is a limited liability company organized under the laws of Delaware and an indirect wholly-owned subsidiary of Ultimate Parent. Parent is an operating company for Ultimate Parent in the United States. Parent performs certain services in support of Ultimate Parent’s US operations and enters into contracts in the US for Ultimate Parent’s US pharmaceutical business and, on occasion, Parent’s US consumer healthcare and vaccines businesses. The business address and business telephone number of Parent are as set forth below:

GlaxoSmithKline LLC

FMC Tower at Cira Centre South

2929 Walnut Street, Suite 1700

Philadelphia, PA 19104

Telephone: +1 (888) 825 5249

Ultimate Parent was incorporated as an English public limited company on December 6, 1999. Following a merger between Glaxo Wellcome plc and SmithKline Beecham plc, Ultimate Parent acquired these two English companies on December 27, 2000, as part of the merger arrangements. Ultimate Parent is a major global healthcare group that is engaged in the creation and discovery, development, manufacture and marketing of pharmaceutical products, including vaccines. Ultimate Parent prevents and treats disease with specialty medicines, vaccines and general medicines and focuses on the science of the immune system and advanced technologies, investing in four core therapeutic areas—respiratory, immunology and inflammation; oncology; HIV and infectious diseases – to impact health at scale. Our Ahead Together strategy means intervening early to prevent and change the course of disease, helping to protect people and support healthcare systems.

More information on Ultimate Parent can be found at www.gsk.com. The business address and business telephone number of Ultimate Parent are as set forth below:

GSK plc

79 New Oxford Street

London, WC1A 1DG

England

+44 020 8047 5000

The summary information set forth in this Section 8 is qualified in its entirety by reference to Ultimate Parent’s public filings with the SEC (which may be obtained and inspected as described below under “Additional Information”) and should be considered in conjunction with the more comprehensive financial and other information in such filings and other publicly available information.

The name, business address, citizenship, current principal occupation or employment, and five-year employment history of each director and executive officer of Purchaser, Parent and Ultimate Parent and certain other information are set forth in Schedule I to this Offer to Purchase.

During the last five years, none of Purchaser, Parent or Ultimate Parent or, to the best knowledge and belief of Purchaser, Parent and Ultimate Parent after due inquiry, any of the persons listed in Schedule I to this Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

As of February 2, 2026, none of Ultimate Parent, Parent or Purchaser owns, directly or indirectly, any Shares.

Except as set forth in Schedule I to, or elsewhere in, this Offer to Purchase: (i) none of Ultimate Parent, Purchaser, Parent, or, to the best knowledge and belief of Ultimate Parent, Purchaser and Parent after due inquiry, the persons listed in Schedule I to this Offer to Purchase beneficially owns or has a right to acquire any Shares or any other equity securities of the Company; (ii) none of Ultimate Parent, Purchaser, Parent or, to the best knowledge and belief of Ultimate Parent, Purchaser and Parent after due inquiry, any of the other persons listed in Schedule I to this Offer to Purchase has effected any transaction with respect to the Shares or any other equity securities of the Company during the past 60 days; (iii) none of Ultimate Parent, Purchaser, Parent or, to the best knowledge and belief of Ultimate Parent, Purchaser and Parent after due inquiry, the persons listed in Schedule I to this Offer to Purchase has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company (including any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations); (iv) during the two years before the date of this Offer to Purchase, there have been no transactions between any of Ultimate Parent, Purchaser, Parent, their subsidiaries or, to the best knowledge and belief of Ultimate Parent, Purchaser and Parent after due inquiry, any of the persons listed in Schedule I to this

Offer to Purchase, on the one hand, and the Company or any of its executive officers, directors or affiliates, on the other hand, that would require reporting under SEC rules and regulations; and (v) during the two years before the date of this Offer to Purchase, there have been no contracts, negotiations or transactions between Ultimate Parent, Purchaser, Parent, their subsidiaries or, to the best knowledge and belief of Ultimate Parent, Purchaser and Parent after due inquiry, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and the Company or any of its affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

Additional Information. Pursuant to Rule 14d-3 under the Exchange Act, we have filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. The Schedule TO and the exhibits thereto, as well as other information filed by Parent and Purchaser with the SEC, are available for inspection at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Copies of such information may be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC at the address above. The SEC also maintains a web site on the Internet at www.sec.gov that contains the Schedule TO and the exhibits thereto and other information that Purchaser has filed electronically with the SEC. Ultimate Parent also maintains an Internet website at http://www.gsk.com. The information contained in, accessible from or connected to Ultimate Parent’s website is not incorporated into, or otherwise a part of, this Offer to Purchase or any of Ultimate Parent’s filings with the SEC. The website addresses referred to in this paragraph are inactive text references and are not intended to be actual links to the websites.

9.	Source and Amount of Funds

The Offer is not subject to any financing condition. We estimate that we will need approximately $2.24 billion to purchase all of the Shares pursuant to the Offer and to complete the Merger, and to pay related fees and expenses. Parent, or one of Parent’s affiliates, will provide us with sufficient funds to purchase all Shares validly tendered (and not validly withdrawn) in the Offer and to provide funding for the Merger and the other transactions contemplated by the Merger Agreement. Parent expects to fund such cash requirements from its cash on hand and at borrowings at prevailing effective rates under commercial paper programs. We have no specific alternative financing arrangements or alternative financing plans in connection with the Offer or the Merger.

10.	Background of the Offer; Past Contacts or Negotiations with the Company

The following is a description of contacts between representatives of Ultimate Parent, Parent and Purchaser and representatives of the Company that resulted in the execution of the Merger Agreement and other agreements related to the Offer. For a review of the Company’s additional activities, please refer to the Schedule 14D-9 that will be filed by the Company with the SEC and mailed to the Company’s stockholders. As used in this section, “GSK” refers to affiliated entities of Ultimate Parent, including Parent and Purchaser.

In the ordinary course of business and to supplement its research and development activities, GSK regularly evaluates business development opportunities, including strategic acquisitions and licensing and partnership opportunities.

On September 26, 2025, Ms. Sang-eun Lee, Search & Evaluation Director, Business Development, of GSK sent an email to Lisa Moore, Ph.D, the Company’s Senior Vice President of Business Development and Strategy requesting to schedule a call with Dr. Moore. Dr. Moore and Ms. Lee met by videoconference on October 1, 2025, where GSK inquired about the Company’s development plans for ozureprubart and its partnering strategy. The Company did not have any further interaction with GSK until October 23, 2025.

On October 23, 2025, Ms. Lee emailed Dr. Moore to further inquire as to the Company’s future clinical development plans for ozureprubart and to ask if members of the Company’s management would be willing to provide GSK with a management presentation in order to facilitate GSK’s evaluation of a potential strategic transaction involving the Company. Between October 23 and November 15, 2025, the Company and GSK did not have any further interactions.

On November 15, 2025, in anticipation of continued discussions concerning a potential strategic transaction involving ozureprubart, the Company entered into a confidentiality agreement with GSK, which did not include a standstill provision (the “Original Confidentiality Agreement”).

On November 24, 2025, representatives of the Company’s senior management gave a management presentation to representatives of GSK via videoconference.

On November 25, 2025, Ms. Lee and Dr. Moore discussed certain diligence matters over email, during which Ms. Lee did not indicate whether GSK was interested in a partnership transaction or an acquisition.

Later on November 25, 2025, the Company’s senior management became aware that GSK initiated outreach to a significant stockholder of the Company, and that GSK expressed to such significant stockholder an interest in engaging in due diligence efforts in pursuit of a potential strategic transaction with the Company. A principal of the significant stockholder introduced Brian Wong, M.D., Ph.D, the Company’s President and Chief Executive Officer to Chris Sheldon, Ph.D, Senior Vice President, Head of Business Development for GSK over email, to facilitate the diligence process.

Between November 26 and December 1, 2025, representatives of GSK sent the Company a series of due diligence questions in connection with their evaluation of ozureprubart and requested that the Company set up a virtual data room (“VDR”) to upload documents responsive to their due diligence questions.

Beginning on December 2, 2025 and continuing until December 12, 2025, at the request of GSK, the Company made available to GSK via the VDR and on a number of due diligence calls certain additional confidential information about the Company, ozureprubart and its business to facilitate GSK’s initial business due diligence investigation of the Company.

Between December 3 and December 11, 2025, representatives of the Company’s senior management met with representatives of GSK by videoconference to continue business development discussions relating to ozureprubart from a clinical, regulatory, manufacturing and commercial perspective and to review various due diligence matters.

On December 8, 2025, Dr. Sheldon and Dr. Wong held a videoconference at Dr. Sheldon’s request. During the meeting, Dr. Sheldon confirmed that GSK was interested in pursuing a potential acquisition of the Company, with such acquisition to be announced before the J.P. Morgan Healthcare Conference (the “JPM Healthcare Conference”), which commenced on January 12, 2026. Dr. Sheldon also reviewed GSK’s key due diligence focus areas to enable them to submit an initial non-binding proposal. Dr. Wong stated that he would discuss Dr. Sheldon’s feedback with the Company Board.

On December 12, 2025, Dr. Moore sent an email to representatives of GSK responding to certain outstanding due diligence requests, and indicated that the Company would not be providing further due diligence information unless and until GSK submitted a non-binding acquisition proposal for assessment by the Company Board.

On December 15, 2025, Dr. Sheldon called Dr. Wong to discuss Dr. Moore’s email from December 12. Dr. Sheldon reiterated that GSK remained interested in pursuing an acquisition of the Company and announcing a transaction prior to the JPM Healthcare Conference, but that as a condition to GSK’s submission of a non-binding acquisition proposal and to enable it to submit a compelling proposal, it required certain high priority due diligence items, including review of certain clinical data for ozureprubart. Dr. Sheldon indicated that subject to receipt of this information, GSK planned to submit such proposal within the next week or so.

On December 16, 2025, Dr. Sheldon sent an email to Dr. Wong to identify the additional priority diligence focus areas GSK required to submit an initial non-binding acquisition proposal.

On December 17, 2025, Dr. Wong sent Dr. Sheldon an email responding to Dr. Sheldon’s high priority due diligence requests, other than the request for certain specified clinical data, which would not be provided unless and until GSK submitted a compelling acquisition proposal. Dr. Wong also indicated that the Company would not be sharing additional due diligence information at this time, timing was important and the Company’s holiday shut-down would start on December 24, 2025.

Later that day, Dr. Wong sent an email to Dr. Sheldon requesting that all communication from GSK relating to its potential interest in a strategic transaction be directed to the Company’s senior management team or the Company Board.

On December 22, 2025, Dr. Wong received a call from Dr. Sheldon informing him that GSK would be sending a proposal to acquire the Company that day. David Redfern, GSK’s President, Corporate Development, called Lori Lyons-Williams, Chair of the Company Board, to describe the high level terms of GSK’s proposal, to indicate that a written proposal would be forthcoming and to stress the importance to GSK of speed, noting that GSK would like to announce a transaction within two to three weeks. At no point during these discussions, including in connection with each of GSK’s successive proposals, did representatives from GSK convey or propose any arrangements regarding post-transaction employment for any member of the Company’s management team.

Shortly following this call, GSK submitted a written non-binding proposal to acquire all of the issued and outstanding capital stock of the Company for $50.00 per share in cash (the “December 22 GSK Proposal”). The December 22 GSK Proposal was subject to a number of conditions, including approval by GSK’s board of directors, completion of confirmatory due diligence and negotiation of definitive agreements (including tender and support agreements from the Company’s directors, senior officers and their respective affiliated entities) acceptable to GSK. The December 22 GSK Proposal identified GSK’s key remaining diligence focus areas and requirements, including review of certain specified clinical data. GSK stated that the purchase price would be funded with cash on hand and that GSK would not need to obtain any external debt financing, nor would its offer be subject to any financing condition. After submitting the December 22 GSK Proposal, J.P. Morgan held a call with Evercore Group L.L.C. (“Evercore”), GSK’s financial advisor, and indicated that the Company would review the December 22 GSK Proposal.

Later that day, after an email received by Dr. Sheldon from Dr. Wong, Dr. Sheldon called Dr. Wong who communicated that (i) the December 22 GSK Proposal undervalued the Company and its standalone prospects, (ii) the Company would be willing to continue to engage with GSK to enable it to improve its proposal, but would not provide the specified clinical data sought by GSK until there was closer alignment on value, and (iii) if GSK improved its proposal to a level deemed acceptable by the Company Board, the Company was prepared to move quickly to execute a transaction. Dr. Wong did not provide any guidance on price.

On December 23, 2025, J.P. Morgan held a call with Evercore Group L.L.C. (“Evercore”), GSK’s financial advisor, at Evercore’s request, during which Evercore previewed that GSK’s improved proposal would be forthcoming and provided feedback to J.P. Morgan regarding GSK’s perspectives around value and related implications on GSK’s ability to further improve its proposal.

Later on December 23, 2025, GSK submitted a revised non-binding proposal to the Company to acquire all of the issued and outstanding capital stock of the Company for $53.00 per share in cash payable at closing of the transaction plus a $4.00 per share contingent value right (“CVR”) that would be payable upon the initiation of a pivotal Phase 3 trial of ozureprubart in food allergy by year-end 2027 (the “December 24 GSK Proposal”). The December 24 GSK Proposal otherwise generally reiterated the terms set forth in the December 22 GSK Proposal.

On December 30, 2025, representatives of Evercore called representatives of J.P. Morgan to indicate that a revised proposal would be forthcoming that day and that GSK was approaching the top of their valuation range for the Company. They also reiterated that GSK wished to review the specified clinical data it had previously requested as soon as possible and commence confirmatory due diligence.

Later on December 30, 2025, GSK submitted a revised non-binding proposal to the Company to acquire all of the issued and outstanding capital stock of the Company for $55.50 per share in cash payable at closing of the transaction plus a $4.00 per share CVR on terms consistent with the CVR included in the December 24 GSK Proposal, and requested exclusivity pursuant to a separate exclusivity letter agreement until 5:00 p.m. Pacific Standard Time on January 12, 2026 (subject to auto-extensions if the parties remained in good faith discussions) (the “December 30 GSK Proposal”). The December 30 GSK Proposal otherwise generally reiterated the other terms set forth in the December 22 GSK Proposal.

On December 31, 2025, at the direction of the Company Board, representatives of J.P. Morgan called representatives of Evercore to deliver the feedback authorized by the Company Board, including that (i) the Company Board had unanimously rejected the December 30 GSK Proposal, (ii) the Company Board would be willing to proceed to negotiation of definitive agreements and signing if GSK increased the upfront consideration to $57.00 per share in cash, extended the deadline to achieve the CVR milestone by a year and agreed to transaction documentation on market terms, with Cooley LLP (“Cooley”) preparing the initial draft of the merger agreement, (iii) the Company Board would agree to exclusivity through 5:00 p.m. Pacific Standard Time on January 15, 2026, without any auto-extensions, if GSK accepted the Company Board’s counterproposal and (iv) the Company Board had authorized the Company to provide additional due diligence information to GSK in parallel with finalizing the price negotiations, subject to execution of an amended and restated confidentiality agreement that included a standstill restriction and implementation of other customary contractual arrangements to facilitate further sharing of clinical data.

Later on December 31, 2025, at the direction of the Company Board, representatives J.P. Morgan shared a draft amended and restated confidentiality agreement and a revised draft exclusivity agreement with Evercore. From that time through the execution of each such agreement, representatives of Cooley and A&O Shearman LLP (“AOS”), legal advisor to GSK, negotiated the terms of such agreements.

Commencing on December 31, 2025 and continuing through the execution of the Merger Agreement, the Company facilitated GSK’s further due diligence investigation of the Company, including making available further information in the VDR, holding multiple due diligence calls covering functional due diligence areas, facilitating a site visit to a key manufacturing facility and responding to questions and data requests provided by GSK.

On January 1, 2026, representatives of Evercore called representatives of J.P. Morgan and conveyed that GSK’s best and final proposal was to acquire all issued and outstanding shares of the Company’s outstanding stock for $58.00 per share in cash, without any CVR (the “Final GSK Proposal”). Evercore also reiterated GSK’s request to enter into exclusivity with the Company and noted GSK’s desire to announce a transaction prior to the JPM Healthcare Conference.

Later on January 2, 2026, representatives of J.P. Morgan, at the direction of the Company Board, called representatives of Evercore to confirm that the Company Board had agreed to proceed with the transaction on the terms proposed in the Final GSK Proposal, including entering into exclusivity with GSK, and indicated that Cooley would provide a draft of the Merger Agreement to AOS in the near term.

Later on January 2, 2026, the Company entered into a Mutual Non-Disclosure Agreement with GSK (the “Mutual Non-Disclosure Agreement”), superseding the Original Confidentiality Agreement, which included a one-year standstill provision but did not prevent GSK from making a confidential proposal to the Company Board and contained a provision that would terminate the standstill if the Company entered into a definitive agreement with a third party for a change of control transaction or sale of all or substantially all the Company’s assets. The Company and GSK also executed the exclusivity agreement providing for an exclusivity period through 5:00 p.m., Pacific Standard time, on January 15, 2026, which exclusivity was subject to early termination in certain specified circumstances, including a diminution in value or type of consideration outlined in the Final GSK Proposal.

Later on January 2, 2026, representatives of J.P. Morgan, at the direction of the Company Board, sent representatives of Evercore a draft of the Merger Agreement, and representatives of Cooley sent representatives of AOS a draft letter agreement to facilitate the sharing of certain clinical data, which the parties then negotiated from such time through its execution on January 5, 2026.

Also on January 8, 2026, AOS sent Cooley a revised draft of the Merger Agreement, which, among other things, (i) increased the termination fee payable by the Company in certain circumstances from 2% of transaction equity value to 4%; (ii) removed the reverse termination fee payable by GSK in certain circumstances related to a failure to obtain required regulatory clearance for the transaction; and (iii) contemplated that tender and support agreements would be delivered by the Company’s directors and officers.

Later on January 8, 2026, Cooley sent an initial draft of the Company’s confidential draft disclosure letter to the Merger Agreement to AOS.

On January 9, 2026, Cooley sent a revised draft of the Merger Agreement to AOS, which, among other things, (i) decreased the termination fee payable by the Company in certain circumstances from 4% of transaction equity value to 3%; and (ii) reinserted an unspecified reverse termination fee in the event that the transaction failed to close for failure to obtain required regulatory clearances.

On January 10, 2026, AOS sent Cooley a draft Tender and Support Agreement.

From this time through the execution of the Merger Agreement, the parties continued to exchange drafts of the Merger Agreement, the Company disclosure letter and the form of Tender and Support Agreement through their respective legal advisors, and the parties and their respective legal and financial advisors held a number of related discussions to negotiate and resolve the outstanding open points in such agreements and documents.

On January 15, 2026, representatives of Cooley and J.P. Morgan held a number of discussions with their counterparts at AOS and Evercore to discuss and resolve outstanding issues in the transaction documents and align upon the timing and process for resolving GSK’s outstanding due diligence related requests. During these discussions, a representative of AOS requested that the Company agree to extend exclusivity until 5:00 Pacific Standard Time on January 20, 2026 in order to afford the parties more time to finalize the outstanding open items. Subsequently, representatives of AOS sent representatives of Cooley a draft amendment to the existing exclusivity agreement.

Later on January 15, 2026, the Company and GSK executed such amendment to the original exclusivity agreement.

From January 15, 2026 through January 19, 2026, Cooley and AOS engaged in discussions and exchanged several drafts of the Merger Agreement and other transaction documents, to finalize the terms thereto and the Company addressed GSK’s remaining outstanding due diligence related requests.

Later on January 19, 2026, representatives of the Company and GSK executed the Merger Agreement and the signatories to the Tender and Support Agreement executed the Tender and Support Agreement.

On January 20, 2026, and before the opening of trading on the London Stock Exchange and Nasdaq, the Company and GSK issued a joint press release announcing the execution of the Merger Agreement.

11.	The Merger Agreement; Other Agreements

The following summary of the material provisions of the Merger Agreement and all other provisions of the Merger Agreement discussed herein are qualified in their entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (d)(1) to the Schedule TO and is incorporated herein by reference. For a complete understanding of the Merger Agreement, you are encouraged to read the full text of the Merger Agreement. The Merger Agreement may be examined and copies may be obtained at the places and in the manner set forth in Section 7—“Certain Information Concerning the Company.” Capitalized terms used herein and not otherwise defined have the respective meanings set forth in the Merger Agreement.

The summary description has been included in this Offer to Purchase to provide you with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any rights or obligations of the parties under the Merger Agreement or any factual information about Ultimate Parent, Parent, Purchaser or the Company or the Transactions contained in public reports filed by Ultimate Parent or the Company with the SEC. Such information can be found elsewhere in this Offer to Purchase. The Merger Agreement has been filed as an exhibit to the Current Report on Form 8-K filed by the Company with the SEC on January 20, 2026. The Merger Agreement and the summary of its terms contained in the Current Report on Form 8-K filed by the Company with the SEC on January 20, 2026, are incorporated herein by reference as required by applicable SEC regulations and solely to inform investors of its terms. The Merger Agreement contains representations, warranties and covenants, which were made only for the purposes of such agreement and as of specific dates, were made solely for the benefit of the parties to the Merger Agreement (and, in the case of certain covenants relating to indemnification of directors and officers, for the benefit of directors and officers of the Company designated as third-party beneficiaries), and are intended not as statements of fact, but rather as a way of allocating risk to one of the parties if those statements prove to be inaccurate. In addition, such representations, warranties and covenants may have been qualified by certain disclosures in the confidential disclosure letter delivered by the Company to Parent and Purchaser in connection with the signing of the Merger Agreement, and may apply standards of materiality in a way that is different from what may be viewed as material by stockholders of, or other investors in, the Company. The holders of Shares and other investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of the Company, Parent, Purchaser or any of their respective subsidiaries or affiliates.

Accordingly, the representations and warranties contained in the Merger Agreement and summarized in this Section 11 should not be relied on by any persons as characterizations of the actual state of facts and circumstances of the Company at the time they were made and the information in the Merger Agreement should be considered in conjunction with the entirety of the factual disclosure about the Company in the Company’s public reports filed with the SEC. Information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the Offer, the Transactions, the Company, Ultimate Parent, Parent, Purchaser, their respective affiliates and their respective businesses that are contained in, or incorporated by reference into, the Tender Offer Statement on Schedule TO and related exhibits, including this Offer to Purchase, and the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company on February 2, 2026, as well as in the Company’s other public filings.

The Offer

Principal Terms of the Offer

The Offer. Purchaser’s obligation to accept for payment and pay for any Shares validly tendered (and not validly withdrawn) in the Offer is subject to the satisfaction or waiver of the Minimum Condition and the other conditions that are described in Section 15—“Conditions of the Offer” (each, an “Offer Condition” and collectively, the “Offer Conditions”). Subject solely to the satisfaction of the Minimum Condition and the satisfaction (or waiver) of the other Offer Conditions, the Merger Agreement provides that Purchaser will, and

Parent will cause Purchaser to, irrevocably accept for payment, and pay for, all Shares validly tendered (and not validly withdrawn) pursuant to the Offer promptly (and in any event within one (1) business day) after the Offer Acceptance Time (as defined below). Acceptance of all such validly tendered Shares for payment pursuant to and subject to the conditions of the Offer will occur on or about March 3, 2026, following the Expiration Date, unless one or more Offer Conditions is not satisfied as of such Expiration Date, in which case we will extend the Offer pursuant to the terms of the Merger Agreement (as further described below). Upon any determination that an Offer Condition has not been satisfied and gives rise to a right to terminate the Offer by Purchaser or Parent, Parent will promptly notify the Company’s stockholders of a decision to either terminate the Offer, or to waive the condition and proceed with the Offer.

The time at which Purchaser first accepts for payment such number of Shares validly tendered and not properly withdrawn pursuant to the Offer as satisfies the Minimum Condition is referred to herein as the “Offer Acceptance Time.” Purchaser will not terminate the Offer prior to any scheduled Expiration Date without the prior written consent of the Company except if the Merger Agreement is terminated pursuant to its terms.

Purchaser expressly reserves the right at any time and from time to time to (i) increase the Offer Price, (ii) waive any Offer Condition and (iii) make any other changes to the terms and conditions of the Offer not inconsistent with the terms of the Merger Agreement; provided, however, that without the prior written consent of the Company, Purchaser will not:

•	decrease the Offer Price;

•	change the form of consideration payable in the Offer;

•	decrease the maximum number of Shares sought to be purchased in the Offer;

•	impose conditions or requirements to the Offer in addition to the Offer Conditions;

•

amend or modify any of the Offer Conditions or any other terms or conditions of the Merger Agreement in a manner that adversely affects, or would reasonably be expected to adversely affect, any holder of Shares or that would, individually or in the aggregate, reasonably be expected to prevent or delay the consummation of the Offer or prevent, delay or impair the ability of Parent or Purchaser to consummate the Offer, the Merger or the other Transactions,

•	change or waive the Minimum Condition or the Regulatory Conditions;

•	terminate the Offer or accelerate, extend or otherwise change the Expiration Date in a manner other than as required or permitted by the Merger Agreement; or

•	provide any “subsequent offering period” (or any extension thereof) within the meaning of Rule 14d-11 promulgated under the Exchange Act.

The Merger Agreement contains provisions to govern the circumstances in which Purchaser is required or permitted to extend the Expiration Date. Specifically, subject to our rights to terminate the Merger Agreement in accordance with its terms, the Merger Agreement provides that:

(i)

Purchaser must extend the Offer from time to time for any period required by any applicable law, any interpretation or position of the SEC or its staff or Nasdaq or its staff, in each case, applicable to the Offer;

(ii)

if, as of any then-scheduled Expiration Date, any Offer Condition is not satisfied and has not been waived, and if permitted by the Merger Agreement and under any applicable laws, Purchaser may, in its discretion (and without the consent of the Company or any other Person), extend the Offer on one or more occasions, for an additional period of up to 10 business days per extension, to permit such Offer Condition to be satisfied; and

(iii)

if, as of any then-scheduled Expiration Date, any Offer Condition is not satisfied and has not been waived, at the request of the Company delivered at or prior to such Expiration Date, Purchaser shall extend the Offer on one or more occasions, for an additional period of up to 10 business days (or such longer period as may be approved in advance by the Company) per extension, in order to permit such Offer Condition to be satisfied.

However, in no event shall Purchaser: (1) be required to extend the Offer beyond the earliest to occur of (the “Extension Deadline”) (x) the valid termination of the Merger Agreement in compliance with Section 7 of the Merger Agreement and (y) the End Date (as defined in the Merger Agreement); (2) be permitted to extend the Offer beyond the Extension Deadline without the prior written consent of the Company; or (3) be required to extend the Offer for more than three additional consecutive increments of ten (10) business days if at any then-scheduled Expiration Date, all of the Offer Conditions (other than the Minimum Condition and any Offer Conditions that are by their nature to be satisfied at the Offer Acceptance Time (as defined in Section 11—“The Merger Agreement; Other Agreements”)) have been satisfied or waived and the Minimum Condition has not been satisfied.

Offer Conditions

The Offer Conditions are described in Section 15—“Conditions of the Offer”.

Schedule 14D-9 and Board Recommendation

The Merger Agreement provides that as promptly as practicable on the Offer Commencement Date, following the filing by Parent and Purchaser of the Schedule TO, the Company will file with the SEC and disseminate to holders of Shares, to the extent required by applicable federal securities laws and regulations, including Rule 14d-9 under the Exchange Act, a Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 that reflects the Company Board Recommendation (unless the Company Board has effected a Change of Board Recommendation in accordance with the Merger Agreement) and includes a notice of appraisal rights in accordance with Section 262(d)(2) of the DGCL.

The Merger

Principal Terms of the Merger

The Merger Agreement provides that, as promptly as reasonably practicable following consummation of the Offer and upon the terms and subject to the conditions of the Merger Agreement, and in accordance with the DGCL, at the Effective Time, Purchaser will be merged with and into the Company, and the separate existence of Purchaser will cease, and the Company will continue as the Surviving Corporation of the Merger. The Merger will be governed by Section 251(h) of the DGCL and, assuming the conditions to the Merger have been satisfied or waived, will be effected as promptly as reasonably practicable following consummation of the Offer, an in any event within one business day of the Offer Acceptance Time, after the satisfaction or waiver of the conditions to the Merger (or on such other date, time or place is agreed to in writing by the Company, Parent and Purchaser).

The certificate of incorporation and the bylaws of the Surviving Corporation will be amended and restated as of the Effective Time to conform to the forms previously agreed to by the parties.

Under the Merger Agreement, as of immediately after the Effective Time, the directors of Purchaser immediately prior to the Effective Time will be the directors of the Surviving Corporation, and the officers of Purchaser immediately prior to the Effective Time will be the officers of the Surviving Corporation, in each case, to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until their respective successors are duly appointed.

The obligations of the Company, Parent and Purchaser to complete the Merger are subject to the satisfaction of the following conditions: (i) no temporary restraining order, preliminary or permanent injunction or other order that prevents the consummation of the Merger has been issued by any court of competent jurisdiction and remains in effect, and no applicable law or order promulgated, entered, enforced, enacted, issued or deemed applicable to the Merger by any Governmental Body directly prohibits, or makes illegal the consummation of the Merger, subject to the parties’ performance of any covenant or obligation in the Merger Agreement; and (ii) Purchaser (or Parent on Purchaser’s behalf) shall have accepted for payment and paid for all Shares validly tendered pursuant to the Offer and not validly withdrawn. “Governmental Body” means mean any applicable: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government; or (c) governmental or quasi-governmental authority of any nature including any governmental division, department, agency, commission, instrumentality, official, ministry, fund, foundation, center, organization, unit, body or Entity and any court, arbitrator or other tribunal; or (d) multinational or supranational body exercising legislative, judicial, administrative, arbitrative or regulatory powers.

The Offer Conditions are described in Section 15—“Conditions of the Offer.”

Conversion of Capital Stock at the Effective Time

At the Effective Time, by virtue of the Merger and without further action: (i) each Share held in the treasury of the Company or held by the Company (other than, in each case, Shares that are held in a fiduciary or agency capacity and are beneficially owned by third parties) will automatically be cancelled without consideration; (ii) each Share held immediately prior to the Effective Time by Parent, Purchaser or any other direct or indirect wholly owned subsidiary of Parent will be cancelled without consideration; (iii) each Share irrevocably accepted for purchase in the Offer will be cancelled without any additional consideration; (iv) each other Share outstanding immediately prior to the Effective Time (other than any Dissenting Shares) will be converted into the right to receive the Offer Price (without interest and less applicable tax withholdings) and each holder of certificated or certain book-entry Shares shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration upon surrender of such Certificate or Book-Entry Share; and (v) each share of common stock of Purchaser outstanding immediately prior to the Effective Time will be converted into one share of common stock of the Surviving Corporation.

Surrender of Shares; Stock Transfer Books

Promptly after the Effective Time, the Paying Agent will mail or otherwise provide to former record holders of certificated and certain book-entry Shares appropriate transmittal materials with instructions to surrender their Certificates or Book-Entry Shares in exchange for the Merger Consideration. With respect to book-entry positions held through DTC, settlement will occur through customary DTC procedures established with the Paying Agent. At the close of business on the closing date of the merger, the stock transfer books of the Company with respect to the Shares will be closed, and thereafter there will be no further registration of transfers of Shares.

Appraisal Rights

Holders of Shares who comply with the applicable requirements of Section 262 of the DGCL will be entitled to appraisal rights, and Dissenting Shares will be automatically cancelled at the Effective Time in exchange for the right to receive payment of the fair value of such Shares in accordance with Section 262, and will not receive the Offer Price unless such holders fail to perfect, withdraw or lose their appraisal rights.

Treatment of Warrants in the Merger

The Merger Agreement provides that prior to the Effective Time, the Company shall satisfy all notification requirements under the terms of any outstanding pre-funded warrants to purchase Shares at an exercise price of

$0.0008 (the “Warrants”). As of immediately prior to the Effective Time (excluding for the avoidance of doubt, any outstanding Warrants to the extent the holder thereof has elected a cashless exercise of the Warrant prior to the Effective Time) shall, by virtue of the Merger and without any further action on the part of the holders, Parent, Purchaser or the Company, cease to represent a right to acquire Shares, or any equity interest in any other Person, and be converted into the right to receive cash, without any interest thereon, in an amount equal to (i) the total number of Shares subject to such Warrant immediately prior to the Effective Time, multiplied by (ii) the excess of (x) the Merger Consideration over (y) the exercise price per Share under such Warrant. The Company shall use reasonable best efforts to obtain a written acknowledgement prior to the Offer Acceptance Time from each holder of an outstanding Warrant of its acceptance of the treatment of Warrants as described herein (it being understood that the receipt of such acknowledgements shall not be a condition to the consummation of the Offer or the Merger).

Treatment of Company Equity Awards in the Merger

At the Effective Time, by virtue of the Merger and without any action on the part of the holder thereof:

•

each Company Stock Option that is outstanding, whether vested or unvested, as of immediately prior to the Effective Time, other than Company Stock Options (excluding Company Stock Options granted to non-employees) granted after March 1, 2025 (each such Company Stock Option, a “2025 Option”), will accelerate and become fully vested, be cancelled and such holder thereof shall be entitled to receive for each Share underlying such Company Stock Option a cash amount equal to the excess of (x) the Merger Consideration over (y) the exercise price payable per Share under such option (the “Option Consideration”);

•

each 2025 Option that is outstanding immediately prior to the Effective Time will be cancelled and converted into a cash-based award which will entitle the holder thereof to receive an amount in cash equal to the Option Consideration; provided, that each such converted cash-based award (and the right to payment in respect thereof) will be subject to the same terms and conditions (including vesting, forfeiture and acceleration provisions) applicable to the corresponding 2025 Option immediately prior to the Effective Time, provided that (x) 50% of such converted cash-based award will vest and become payable on the closing date of the Merger and (y) 50% of such converted cash-based award will vest and become payable on the date that is nine (9) months following the closing date of the Merger. Vesting of each such converted cash-based award will be accelerated upon the holder’s termination of service with Parent or any of its affiliates without “cause,” including due to death, or resignation by the holder for “good reason” prior to such vesting date;

•

each Company RSU that is outstanding, whether vested or unvested, as of immediately prior to the Effective Time, other than Company RSUs (excluding Company RSUs granted to non-employees) granted after March 1, 2025 (each such Company RSU, a “2025 RSU”), will be cancelled and such holder thereof shall be entitled to receive a cash amount equal to the Merger Consideration for each Share issuable in settlement of such Company RSU (the “RSU Consideration”); and

•

each 2025 RSU that is outstanding immediately prior to the Effective Time will be cancelled and converted into a cash-based award which will entitle the holder thereof to receive an amount in cash equal to the RSU Consideration; provided, that each such converted cash-based award (and the right to payment in respect thereof) will be subject to the same terms and conditions (including vesting, forfeiture and acceleration provisions) applicable to the corresponding Converted RSU immediately prior to the Effective Time, provided that (x) 50% of such converted cash-based award will vest and become payable on the closing date of the Merger and (y) 50% of such converted cash-based awards will vest and become payable on the date that is nine (9) months following the closing date of the Merger. Vesting of each such converted cash-based award will be accelerated upon the holder’s termination of service with Parent or any of its affiliates without “cause,” including due to death, or resignation by the holder for “good reason” prior to the applicable vesting date.

Treatment of Stock Plans in the Merger

•

Prior to the Effective Time, the Company will take all actions necessary to terminate (i) the Company’s 2025 Equity Incentive Plan, (ii) the Company’s 2019 Equity Incentive Plan, (iii) the Company’s 2015 Stock Plan or (iv) the Company’s 2025 Inducement Plan, each as amended or restated, effective as of the Effective Time.

Treatment of Employee Stock Purchase Plan in the Merger

•

The Company will take all actions necessary to terminate the Company’s Amended and Restated 2019 Employee Stock Purchase Plan (the “ESPP”) and all outstanding rights thereunder, effective as of the Effective Time, and to effectuate the treatment of the ESPP as contemplated by the Merger Agreement. The offering or purchase period under the ESPP that would be in effect as of the Effective Time (the “Final Offering Period”) will terminate no later than the Effective Time (and if the closing of the Merger will occur before the end of any ongoing offering period in existence under the ESPP on the date of the Merger Agreement, any such offering period (and purchase period thereunder) will be shortened and each such shortened offering period and purchase period treated as a fully effective and completed offering period and purchase period for all purposes under the ESPP), and the Company will cause the exercise (as of no later than the last business day prior to the date on which the Effective Time occurs) of each outstanding purchase right pursuant to the ESPP. On such exercise date, the Company shall apply the funds credited as of such date pursuant to the ESPP within each participant’s payroll withholding account to the purchase of Shares in accordance with the terms of the ESPP, which Shares will be canceled at the Effective Time in exchange for the right to receive the Merger Consideration following the purchase of the Shares, and the Company will return to each participant the funds, if any, that remain in such participant’s account after such purchase. The Company will take all actions necessary to ensure that no new offering period commences on or after the date of the Merger Agreement.

Adjustments to the Offer Price

The Merger Agreement provides that if, between January 19, 2026 (the “Agreement Date”) and the Offer Acceptance Time (for the Offer) or the Effective Time (for the Merger), the outstanding Shares are changed into a different number or class of shares by reason of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction, then the Offer Price and the Merger Consideration, as applicable, will be appropriately and equitably adjusted to provide the same economic effect as prior to such event.

Representations and Warranties

In the Merger Agreement, the Company has made customary representations and warranties to Parent and Purchaser with respect to:

•	organization; corporate power; authorization;

•	certificate of incorporation and bylaws;

•	capitalization;

•	SEC filings; financial statements;

•	absence of changes;

•	title to assets;

•	real property;

•	intellectual property;

•	data protection; company systems;

•	contracts;

•	liabilities;

•	compliance with law;

•	regulatory matters;

•	certain business practices;

•	governmental authorizations;

•	tax matters;

•	employee matters; benefit plans;

•	environmental matters;

•	insurance;

•	legal proceedings; orders;

•	authority; binding nature of agreement;

•	Section 203 of the DGCL;

•	merger approval;

•	non-contravention; consents;

•	opinion of financial advisor;

•	financial advisors;

•	sanctions; trade control laws; and

•	TID U.S. business.

Some of the representations and warranties in the Merger Agreement made by the Company are qualified as to “materiality” or “Material Adverse Effect.” For purposes of the Merger Agreement, a “Material Adverse Effect” means any fact, event, occurrence, effect, change, development or circumstance (each, an “Effect”) that, individually or in the aggregate, has had, or would reasonably be expected to have, a material adverse effect on the business, financial condition or results of operations of the Company and its subsidiaries, taken as a whole; provided, however, that none of the following shall be taken into account in determining whether there has been, or would reasonably be expected to be, a Material Adverse Effect:

•

general economic, legislative, regulatory or political conditions or conditions in any securities, credit, financial or other capital markets or in the industry in which the Company and its subsidiaries operate, in each case in the United States or any other country or region;

•	any Effect arising directly or indirectly from or otherwise relating to changes in interest rates, inflation rates, tariffs or fluctuations in the value of any currency;

•	any Effect in general regulatory, legislative or political conditions in the United States or any other country or region in the world;

•

any act of terrorism, war, civil unrest, national or international calamity, cyber-intrusion, weather, earthquakes, hurricanes, tornados, natural disasters, climatic conditions, pandemic or epidemic or any other similar event (and any escalation or worsening of any of the foregoing);

•	any change in, or any compliance with or action taken for the purpose of complying with, any laws or GAAP, or interpretation of any laws or GAAP;

•

any change in the market price, credit rating or trading volume of the Company’s stock or other securities or any change affecting the ratings or the ratings outlook for the Company (provided that the underlying factors contributing to any such change shall not be excluded unless such underlying factors would otherwise be excluded from the definition of Material Adverse Effect);

•

any Effect arising out of or relating to the announcement, execution, pendency or performance of the Merger Agreement and the Transactions, including (A) any claim or legal proceeding arising out of or related to the Merger Agreement or the Transactions, (B) any change in customer, supplier, distributor, employee, financing source, stockholder, regulatory, partner or similar relationships of the Company or its subsidiaries resulting therefrom or (C) any Effect that arises out of or relates to the identity of, or any facts or circumstances relating to, Parent or any of its affiliates; provided, that this provision shall not apply with respect to any representation or warranty that expressly addresses the consequences of the announcement of, or the compliance with, the Merger Agreement, or the pendency or consummation of the transactions contemplated under the Merger Agreement or with respect to the condition set forth in clause (B)(g) of Annex I of the Merger Agreement, solely to the extent it relates to such representations and warranties;

•

any action taken (or not taken) by the Company or its subsidiaries that is required to be taken (or not taken) pursuant to the Merger Agreement, or is consented to by Parent (including the failure of the Company or any of its subsidiaries to take any action which it is prohibited from taking under the Merger Agreement if the Company seeks in writing Parent’s consent to take such action and Parent fails to grant such consent);

•

any failure by the Company to meet any internal or external projection, budget, forecast, estimate or prediction in respect of revenues, earnings or other financial or operating metrics for any period (provided, that the underlying factors contributing to any such failure shall not be excluded unless such underlying factors would otherwise be excluded from the definition of Material Adverse Effect); or

•

(A) any regulatory, manufacturing or clinical Effect resulting directly or indirectly from any nonclinical or clinical studies sponsored by the Company or any competitor of the Company, results of meetings with the United Sates Food and Drug Administration (“FDA”) or other Governmental Body (including any communications from any Governmental Body in connection with such meetings), or any increased incidence or severity of any previously identified side effects, adverse effects, adverse events or safety observations or reports of new side effects, adverse events or safety observations with respect to the Company’s or any competitor’s product candidates, (B) the determination by, or the delay of a determination by, the FDA or any other Governmental Body, or any panel or advisory body empowered or appointed thereby, with respect to the clinical hold, acceptance, filing, designation, approval, clearance, non-acceptance, hold, refusal to file, refusal to designate, non-approval, disapproval or non-clearance of any of the Company’s or any competitor’s product candidates, (C) FDA or other Governmental Body approval (or other clinical or regulatory developments), market entry or threatened market entry of any product competitive with or related to any of the Company’s products or product candidates, or any guidance, announcement or publication by the FDA or other Governmental Body relating to any product candidates of the Company or any competitor, or (D) any manufacturing or supply chain disruptions or delays in manufacturing validation affecting products or product candidates of the Company or developments relating to reimbursement, coverage or payor rules with respect to any product or product candidates of the Company or the pricing of products; provided that that this provision shall not apply (I) with respect to certain representations or warranties related to regulatory matters or governmental authorizations or with respect to the condition set forth in clause (B)(g) of Annex I of the Merger Agreement, solely to the extent it relates to such representations and warranties, or (II) to the extent that such Effect would reasonably be expected to result in (1) a termination or material diminution of the Company’s rights under the License Agreement by and between Shanghai Jeyou Pharmaceutical Co., Ltd. (“Jeyou”) and the Company, dated as of December 22, 2024, as amended or (2) a clinical hold or termination of any Company or Jeyou sponsored clinical trial for ozureprubart.

In the Merger Agreement, Parent and Purchaser have made representations and warranties to the Company with respect to:

•	organization and corporate power;

•	ownership of Purchaser;

•	authorization; binding nature of agreement;

•	non-contravention; consents;

•	disclosure;

•	absence of litigation;

•	funds;

•	ownership of shares;

•	competitive holdings;

•	brokers and other advisors; and

•	reliance on representations.

Certain of Parent’s representations and warranties contained in the Merger Agreement are qualified as to “materiality” or “Parent Material Adverse Effect.”

None of the representations and warranties of the parties to the Merger Agreement contained in the Merger Agreement (or in any instrument delivered pursuant to the Merger Agreement) survive the Merger.

Covenants

Conduct of Business Pending the Merger

The Company has agreed that, during the period from the date of the Merger Agreement until the earlier of the Offer Acceptance Time and the termination of the Merger Agreement pursuant to its terms (the “Pre-Closing Period”), except (a) as required or otherwise expressly contemplated under the Merger Agreement, (b) or as required by applicable laws, (c) with the prior written consent of Parent, which consent shall not be unreasonably withheld, delayed or conditioned or (d) as set forth in the confidential disclosure letter to the Merger Agreement, the Company will, and will cause each of its Subsidiaries to, (i) use commercially reasonable efforts to take the actions set forth in the confidential disclosure letter to the Merger Agreement, (ii) use its commercially reasonable efforts to conduct in all material respects its and its Subsidiaries’ business and operations in the ordinary course, (iii) use its commercially reasonable efforts to maintain its existence in good standing pursuant to applicable law, and (iv) use its commercially reasonable efforts to (x) preserve intact its material assets, properties, Contracts (including material contracts), licenses (including any agreements under which rights are granted to the Company or any of its subsidiaries for Company Licensed IP (as defined in the Merger Agreement), permits and business organizations, and any Clinical Data (as defined in the Merger Agreement) and (y) preserve the current relationships with Governmental Bodies and with material customers, vendors, distributors, manufacturers, consultants, researchers, partners, lessors, licensors, licensees, creditors, contractors and other Persons with which the Company and its Subsidiaries have material business relations; provided, that (1) no action by the Company to the extent addressed by the subject matter of any of the subclauses of Section 5.2(b) of the Merger Agreement shall constitute a breach of Section 5.2(a) unless such action would constitute a breach of such subclause, (2) any failure to take any action prohibited by Section 5.2(b) (including as a result of Parent’s withholding, conditioning or delaying consent) shall not be deemed a breach of Section 5.2(a), and (3) the Company shall be under no obligation to put in place any new retention programs or include additional personnel in existing retention programs.

The Company has further agreed that, during the Pre-Closing Period, except (a) as required or otherwise expressly contemplated under the Merger Agreement, (b) or as required by applicable laws, (c) with the prior written consent of Parent, which consent shall not be unreasonably withheld, delayed or conditioned or (d) as set forth in the confidential disclosure letter to the Merger Agreement, the Company shall not and shall not permit any of its subsidiaries to:

•

(A) establish a record date for, declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of its capital stock (including the Shares) or other equity or voting interests or (B) repurchase, redeem or otherwise reacquire any of its shares of capital stock (including any Shares) or other equity or voting interests, or any rights, warrants or options to acquire any shares of its capital stock or other equity or voting interests, other than: (1) repurchases or reacquisitions of Shares outstanding as of the Agreement Date pursuant to the Company’s right (under written commitments in effect as of the Agreement Date) to purchase or reacquire Shares held by a Company Associate upon termination of such associate’s employment or engagement by the Company; (2) repurchases of Company Stock Awards (or shares of capital stock issued upon the exercise or vesting thereof) outstanding on the Agreement Date (in cancellation thereof) pursuant to the terms of any such Company Stock Award (in effect as of the Agreement Date) between the Company and a Company Associate or member of the Company Board upon termination of such Person’s employment or engagement by the Company; (3) in connection with withholding to satisfy the exercise price and/or Tax obligations with respect to Company Stock Awards outstanding on the Agreement Date pursuant to the terms of any such Company Stock Awards (as in effect as of the Agreement Date); or (4) in connection with the exercise of warrants;

•	split, combine, subdivide or reclassify any shares of its capital stock (including the Shares) or other equity interests;

•

sell, issue, grant, deliver, pledge, transfer, encumber, dispose of, or authorize the issuance, sale, delivery, pledge, transfer, encumbrance, disposition or grant by the Company or any of its subsidiaries (other than pursuant to agreements in effect as of the Agreement Date) of (A) any capital stock, equity interest or other security of the Company or any of its Subsidiaries, (B) any option, call, warrant, restricted securities or right to acquire any capital stock, equity interest or other security of the Company or any of its Subsidiaries or (C) any instrument convertible into or exchangeable for any capital stock, equity interest or other security of the Company or any of its subsidiaries (except that the Company may (1) take any action required to issue Shares as required to be issued upon the settlement of Company RSUs the exercise of Company Stock Options or Warrants or pursuant to purchase rights under the ESPP, or (2) issue Options (or RSUs) to new employees who were offered Options as part of offer letters that were executed prior to the Agreement Date, to the extent such offer letters are made available to Parent prior to the date hereof and are listed in the confidential disclosure letter to the Merger Agreement;

•

except as required by the terms of any Employee Plan (as defined in the Merger Agreement) as in effect on the Agreement Date, as required by applicable law or as specifically required pursuant the Merger Agreement, (A) establish, adopt, enter into, terminate or amend any Employee Plan (or any plan, program, arrangement, practice, policy or agreement that would be an Employee Plan if it were in existence on the Agreement Date), (B) amend or waive any of its rights under, or accelerate the vesting, funding, or payment of any compensation or benefits under, any provision of any of the Employee Plans (or any plan, program, arrangement, practice, policy or agreement that would be an Employee Plan if it were in existence on the Agreement Date); or (C) grant any Company Associate (as defined in the Merger Agreement) an increase in compensation, a bonus or other benefits (except that the Company: (1) may promote employees in connection with the Company’s annual or quarterly compensation review cycle or as the result of the termination or resignation of any employee; (2) may provide increases in salary, wages or benefits to non-executive officer employees of the Company that do not exceed an individual increase of five percent (5%) in the ordinary course of business that are consistent with past practice and do not provide for severance, change in control, retention or similar benefits or payments; and (3) may award annual bonus payments for 2025 based on performance and existing targets in effect as of the Agreement Date for annual bonus payments for 2025 and in accordance with the confidential disclosure letter to the Merger Agreement;

•

(A) enter into any change-of-control, retention, severance or similar agreement with any Company Associate, (B) enter into (1) any employment or other material agreement with any executive officer or director or (2) any employment agreement with any non-executive officer employee with an annual base salary that is greater than $250,000, or (C) hire any employee with an annual base salary in excess of $250,000 or terminate any executive officer other than for cause (as defined in such executive officer’s employment agreement);

•	amend or permit the adoption of any amendment to its certificate of incorporation or bylaws (or similar organizational or governing documents);

•	enter into any new line of business;

•	acquire any business (including by merger, consolidation, acquisition of stock or assets or licensing, divestment, or other transfer of any assets);

•	form any subsidiary, acquire any equity interest in any other entity (including by merger) or enter into any joint venture, partnership, limited liability corporation or similar arrangement;

•

make or authorize any capital expenditure except (A) in the ordinary course of business or in amounts not in excess of the amounts set forth in the Company’s capital expenditure budget made available to Parent, (B) in connection with the repair or replacement of facilities, properties or assets destroyed or damaged due to casualty or accident (whether or not covered by insurance) or (C) capital expenditures not addressed by the foregoing clauses (A) and (B) that do not exceed, individually, $500,000 or in the aggregate, $1,000,000 during any fiscal year;

•

acquire, lease, license, sublicense, pledge, sell or otherwise dispose of, divest or spin-off, abandon, waive, covenant not to assert, relinquish or permit to lapse (other than any Patent expiring at the end of its statutory term), transfer, assign, guarantee, exchange or swap, mortgage or otherwise encumber (including pursuant to a sale-leaseback transaction or securitization) or subject to any material Encumbrance (other than Permitted Encumbrances) any material right or other material asset or property (except, in the case of any of the foregoing, (A) Intellectual Property Rights in the ordinary course of business (including entering into non-exclusive license agreements and materials transfer agreements in the ordinary course of business), (B) pursuant to dispositions of obsolete, surplus or worn out assets that are no longer useful in, and are not material to, the conduct of the business of the Company and (C) as provided for in the previous bullet point above;

•

incur any Indebtedness after the Agreement Date in excess of $100,000, individually or in the aggregate, at any one time outstanding, except for letters of credit, bank guarantees, security or performance bonds or similar credit support instruments, overdraft facilities or cash management programs, in each case issued, made or entered into in the ordinary course of business;

•

assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the liabilities of any other person in an amount not to exceed, individually or in the aggregate, $100,000 at any one time outstanding;

•

other than in the ordinary course of business, enter into any contract that would constitute a “Material Contract” (as defined in the Merger Agreement) if it had been in effect on the Agreement Date (other than certain categories of “Material Contracts” which are prohibited) or (B) amend, modify, or terminate in any material respect, or voluntarily waive or release any material rights under, any Material Contract (other than expirations at the end of the term of such contract);

•

forgive any loans or make any loans, advances or capital contributions to, or investments in, any other Person, except for (A) advances for employee expenses in the ordinary course of business or intercompany loans solely between Acquired Companies, (B) the extension of trade credit in the ordinary course of business or (C) loans, advances, capital contributions or investments in persons representing non-controlling minority interests of less than five percent (5%) of the total outstanding share capital of such person;

•

(A) make, rescind or change any material tax election, (B) change any annual tax accounting period or change any material method of tax accounting, (C) enter into any (1) material “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local, or non-U.S. law), or (2) tax allocation agreement or tax sharing agreement (other than any customary commercial Contract that does not relate primarily to taxes) relating to or affecting any tax liability of the Company or its subsidiary, (D) settle or compromise, or otherwise resolve, any material tax liability, (E) file any amended income or other material tax Return, (F) consent to any extension or waiver of the limitation period applicable to any material tax claim or assessment relating to the Company or its subsidiary (other than pursuant to automatic extensions of the due date, not more than seven (7) months, for filing a tax return), (G) request any ruling or similar guidance from a Governmental Body with respect to taxes of the Acquired Companies, or (H) agree to any final “determination” within the meaning of Section 1313(a) of the Code (or any corresponding or similar provision of state, local, or non-U.S. law) with respect to material taxes of the Acquired Companies;

•

make any material changes in financial accounting methods, principles or practices materially affecting the consolidated assets, liabilities, or results of operations of the Acquired Companies except insofar as required by (A) GAAP, (B) Regulation S-X under the Securities Act or other applicable Law or (C) by any Governmental Body or quasi-governmental authority, including the Financial Accounting Standards Board or any similar organization;

•

commence any legal proceeding, except with respect to: (A) routine matters in the ordinary course of business; (B) in such cases where the Company reasonably determines in good faith that the failure to commence suit would result in a material impairment of a valuable aspect of its business (provided that the Company consults with Parent and considers the views and comments of Parent with respect to any such legal proceeding prior to commencement thereof); or (C) in connection with a breach of the Merger Agreement or any other agreements contemplated hereby or to otherwise enforce the terms of the Merger Agreement or any other agreements contemplated hereby;

•

settle, release, waive or compromise any legal proceeding or other claim (or threatened legal proceeding or other claim), other than (A) any legal proceeding relating to a breach of the Merger Agreement or any other agreements contemplated hereby, (B) a settlement that results solely in a monetary obligation involving only the payment of monies by the Acquired Companies (net of recoveries under insurance policies or indemnity obligations) of not more than $5,000,000 in the aggregate or (C) a settlement that results in no monetary obligation of an Acquired Company or an Acquired Company’s receipt of payment; provided, that no such settlement may involve any material injunctive or equitable relief, or impose material restrictions, on the business activities of any Acquired Company;

•

enter into any collective bargaining agreement or other labor agreement with any labor organization, union, works council or other employee representative body or recognize or certify any labor union, labor organization, works council or other employee representative body as the bargaining representative for any employees of the Company (except to the extent required by applicable laws);

•	implement any action that would reasonably be expected to require advance notice under the WARN Act or similar law;

•

with respect to Intellectual Property Rights, acquire, sell, lease, license, sublicense, place any Encumbrance on, transfer or otherwise dispose of, divest or spin-off, abandon, waive, covenant not to assert, voluntarily relinquish or voluntarily permit to lapse (other than any Patent expiring at the end of its statutory term and not capable of being extended), transfer, or assign any Company IP, except pursuant to non-exclusive licenses or sublicenses made in the ordinary course of business that are incidental to performance under the relevant agreement;

•

voluntarily relinquish or abandon, or fail to use commercially reasonable efforts to diligently prosecute or prevent from lapsing, any material Company Owned IP or Company Licensed IP for which an Acquired Company has responsibility for prosecution and maintenance activities; provided, in each case, that the foregoing shall not be construed to prohibit ordinary course prosecution actions, including amending, or agreeing to amend, the scope of a claim of a pending patent application within any such Company Registration, or, solely to the extent the Company provides Parent a reasonable opportunity to review and comment (and considering in good faith any reasonable comments from Parent that are received in a timely fashion), filing a terminal disclaimer with respect to or abandoning a claim of a pending patent application within any such Company Registration in favor of a related claim contained in another patent application filed by such Acquired Company that would constitute a Company Registration included in the applicable Company Owned IP or Company Exclusively Licensed IP;

•

make any submissions or filings, or submit any other material correspondence, to the U.S. Patent and Trademark Office or any non-U.S. equivalent related to any Patent or trademark (including any application therefor) included in the Company Owned IP or Company Licensed IP without providing Parent a reasonable opportunity to review and comment on such submissions, filings or other correspondence and considering in good faith any reasonable comments from Parent that are received in a timely fashion;

•	knowingly engage in any dealings, directly or indirectly, with or on behalf of any Sanctioned Person or in any Sanctioned Country, Russia or Syria, in violation of Sanctions;

•	adopt or implement any stockholder rights plan or similar arrangement;

•	adopt a plan or agreement of complete or partial liquidation or dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company;

•

authorize any of, or agree or commit to take, any of the foregoing actions. Neither Parent nor Purchaser, directly or indirectly, has the right to control or direct the operations of the Company prior to the Effective Time. Prior to the Effective Time, the Company will exercise, consistent with the terms and conditions hereof, complete control and supervision of the operations of the Acquired Companies.

No Solicitation

During the period beginning on the Agreement Date through Closing, the Company will not, and will cause its subsidiaries and its and their respective directors and officers not to, and will direct its Representatives (as defined in the Merger Agreement) not to, directly or indirectly: (a) solicit, initiate or knowingly facilitate or knowingly encourage any Acquisition Proposal (as defined below) or any inquiries regarding, or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal, (b) engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other person any information relating to the Acquired Companies in connection with, or for the purpose of, soliciting, initiating or knowingly facilitating or encouraging, an Acquisition Proposal or any proposal or offer that would reasonably be expected to lead to an Acquisition Proposal, (c) enter into any letter of intent, acquisition agreement, agreement in principal or similar agreement providing for an Acquisition Proposal or any proposal or offer that could reasonably be expected to lead to an Acquisition Proposal (each, a “Company Acquisition Agreement”), or (d) approve, authorize, agree or publicly announce any intention to do any of the foregoing. Immediately after the execution of this Agreement, the Company shall, and shall cause its Subsidiaries and its and their respective directors and officers to, and shall direct its and their respective other Representatives to, immediately cease any solicitation and any and all existing discussions or negotiations with any Person conducted heretofore with respect to any Acquisition Proposal or any proposal or offer that could reasonably be expected to lead to an Acquisition Proposal.

In addition, as soon reasonably practicable (and in any event within forty-eight (48) hours) after the Agreement Date, the Company will and will cause its Subsidiaries and its and their respective directors and officers to, and the Company shall direct its and their respective other Representatives to, (i) terminate access by any third party (other than Parent, its Affiliates and their respective Representatives) to any physical or electronic data room or similar information sharing platform relating to any Acquisition Proposal and (ii) request the prompt return or destruction of any confidential information previously furnished or made available to such Persons and their Representatives through such platform or in connection with a potential Acquisition Proposal to the extent permitted under any Contract with such third party.

For purposes of the Merger Agreement:

•

The term “Acquisition Proposal” shall mean any proposal or offer from any Person (other than Parent and its Affiliates) or “group”, within the meaning of Section 13(d) of the Exchange Act, relating to, in a single transaction or series of related transactions, any:

•

acquisition or exclusive license of or partnership, collaboration or revenue sharing arrangement with respect to, assets of the Company equal to 20%) or more of the fair market value of the Company’s assets or to which 20% or more of the Company’s revenues or earnings are attributable,

•	issuance or acquisition of 20% or more of the outstanding Shares or securities convertible into outstanding Shares (in each case, on an as converted to common basis),

•

recapitalization, tender offer or exchange offer that if consummated would result in any Person or group beneficially owning 20% or more of the outstanding Shares or securities convertible into outstanding Shares (in each case, on an as converted to common basis), or

•

merger, consolidation, amalgamation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company that if consummated would result in any Person or group beneficially owning 20% or more of the outstanding Shares or securities convertible into outstanding Shares (in each case, on an as converted to common basis) or 20% or more of the aggregate voting power of the Company, the surviving entity or the resulting direct or indirect parent of the Company or the surviving entity, in each case other than the Transactions.

•

The term “Superior Proposal” shall mean a bona fide written Acquisition Proposal providing for a transaction or series of related transactions that the Company Board (or committee thereof) determines in its good faith judgment, after consultation with its outside legal counsel and its financial advisors, (a) is reasonably likely to be consummated in accordance with its terms, taking into account all legal, regulatory and financing aspects of the proposal and the Person making the proposal and other aspects of the Acquisition Proposal, including all conditions contained therein, that the Company Board deems relevant and (b) if consummated, would result in a transaction more favorable to the Company’s stockholders (solely in their capacities as such) from a financial point of view than the Transactions (following any proposed revisions thereto pursuant to the terms of the Merger Agreement); provided, that for purposes of the definition of “Superior Proposal”, the references to “20%” in the definition of Acquisition Proposal shall be deemed to be references to “50%;” and

•

The term “Acceptable Confidentiality Agreement” shall mean a confidentiality agreement that (i) is in effect as of the execution and delivery of the Merger Agreement or (ii) entered into after the execution and delivery thereof and, in either case contains confidentiality and non-use and other provisions that are not materially less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement; provided, that any such confidentiality agreement (A) need not contain any standstill or similar provision and (B) shall not include any provision calling for any exclusive right to negotiate with such party or having the effect of prohibiting the Company or Parent, as applicable, from satisfying any of its non-solicitation obligations under the Merger Agreement.

Notwithstanding the restrictions described above or any other provisions in the Merger Agreement, if at any time prior to the Offer Acceptance Time the Company or any of its Representatives receives written Acquisition Proposal from any person or group of persons, the Company and its Representatives may:

•

contact and engage in discussions with the person or group making the Acquisition Proposal solely to the extent necessary to clarify the terms and conditions of such Acquisition Proposal, request that any oral Acquisition proposal be provided in written form or inform such person or group of the terms of the Merger Agreement; and

•

if such Acquisition Proposal did not result from a material breach of the Merger Agreement and the Company Board determines in good faith, after consultation with its financial advisors and outside legal counsel, that such Acquisition Proposal constitutes or would reasonably be expected to lead to a Superior Proposal and the failure to take such action would reasonably be expected to be inconsistent with fiduciary duties of the Company Board under applicable law, then the Company and its Representatives may (A) enter into an Acceptable Confidentiality Agreement or furnish pursuant to an Acceptable Confidentiality Agreement information (including non-public information) with respect to the Acquired Companies to the person or group of persons who has made such Acquisition Proposal and their respective Representatives and financing sources; provided, that the Company shall promptly provide to Parent any non-public information concerning the Acquired Companies that is provided to any Person given such access which was not previously provided to Parent or its Representatives and (B) engage in or otherwise participate in discussions or negotiations with the Person or group of Persons making such Acquisition Proposal and their respective Representatives and financing sources, including soliciting the submission of a revised Acquisition Proposal.

Prior to Closing, the Company will not be required to enforce, and will be permitted to waive, any provision of any standstill or confidentiality agreement that prohibits or purports to prohibit an Acquisition Proposal being made to the Company if the Company Board determines in good faith, after consultation with its outside legal counsel, that the failure to take such action would reasonably be expected to be inconsistent with the fiduciary duties of the Company Board under applicable Law.

In addition, the Company must:

•

promptly (and in any event within one (1) business day) notify Parent of any inquiries, proposals or offers that would reasonably be expected to lead to an Acquisition Proposal are received by any Acquired Company (as defined in the Merger Agreement) or any of its Representatives during the Pre-Closing Period, together with the identity of the Person or group of Persons making such inquiries, proposals or offers (subject to the right of the Company to redact any identifying information that the Company is obligated to keep confidential under confidentiality obligations in effect prior to the Agreement Date);

•

provide Parent a copy of any written Acquisition Proposal received by the Company or any of its Representatives and a summary of the material terms and conditions of any oral Acquisition Proposal or any such inquiry, proposal or offer;

•	keep Parent reasonably informed of any material developments regarding any Acquisition Proposal on a reasonably prompt basis; and

•	upon the reasonable written request of Parent, reasonably inform Parent of the status of such Acquisition Proposal.

Change of the Company Board Recommendation

As described above, and subject to the provisions described below, the Company Board has unanimously resolved to recommend that the Company’s stockholders accept the Offer and tender all of their Shares pursuant to the Offer. The foregoing recommendation is referred to herein as the “Company Board Recommendation.” Unless the Company Board has made a Change of Board Recommendation (as defined below), the Company Board has also agreed to include the Company Board Recommendation in the Schedule 14D-9 and to permit Parent to refer to such recommendation in this Offer to Purchase and other documents related to the Offer.

Except as described below, during the Pre-Closing Period, the Company Board or the Company, as applicable, may not:

•

(a) withdraw or qualify (or modify in a manner adverse to Parent or Purchaser), or publicly propose to withdraw or qualify (or modify in a manner adverse to Parent or Purchaser), the Company Board Recommendation;

•	(b) approve, recommend or declare advisable, or publicly propose to approve, recommend or declare advisable, any Acquisition Proposal;

•	(c) fail to include the Company Board Recommendation in the Schedule 14D-9;

•

(d) if any Acquisition Proposal is structured as a tender offer or exchange offer for the outstanding Shares and is commenced pursuant to Rule 14d-2 under the Exchange Act (other than by Parent or an Affiliate of Parent), fail to recommend, within ten business days after such commencement, rejection of such tender offer or exchange offer

(any action described in the foregoing clauses (a), (b), (c) or (d) is referred to as a “Company Adverse Change Recommendation”); or

•

(e) approve, recommend or declare advisable, or propose to approve, recommend or declare advisable, or allow the Company to execute or enter into any Company Acquisition Agreement (other than an Acceptable Confidentiality Agreement).

However, notwithstanding the foregoing, at any time prior to the Offer Acceptance Time, in the event that the Company receives a bona fide written Acquisition Proposal that has not been withdrawn and did not result from a material breach of Section 5.4(b) of the Merger Agreement, and the Company Board determines, after consultation with the Company’s financial advisors and outside legal counsel, is a Superior Proposal, the Company Board may:

•	make a Company Adverse Change Recommendation; and/or

•	authorize the Company to terminate the Merger Agreement to enter into a company acquisition agreement with respect to the Superior Proposal.

Additionally, at any time prior to the Offer Acceptance Time, the Company Board or a committee thereof may make a Change of Board Recommendation (an “Acquisition Proposal Change of Board Recommendation”) if and only if:

•

the Company Board determines in good faith, after consultation with the Company’s outside legal counsel, that the failure to do so in the manner contemplated by the Merger Agreement would reasonably be expected to be inconsistent with the fiduciary duties of the Company Board under applicable laws;

•

the Company shall have given Parent prior written notice of its intention to make a Company Adverse Change Recommendation and/or terminate the Merger Agreement at least four (4) business days prior to making any such Company Adverse Change Recommendation or effecting such termination (a “Determination Notice”) (which notice, or the public disclosure thereof, shall not constitute a Company Adverse Change Recommendation); and

•

(x) the Company shall have provided to Parent a summary of the material terms and conditions of the Acquisition Proposal, in accordance with the Merger Agreement, (y) the Company shall have given Parent four (4) business days (the “Match Period”) after delivery of the Determination Notice to propose revisions to the terms of the Merger Agreement or make other proposals so that such Acquisition Proposal would cease to constitute a Superior Proposal and shall have, and shall have caused its Representatives to have, negotiated in good faith with Parent (to the extent Parent desires to negotiate) during the Match Period with respect to such proposed revisions or other proposal, if any, and (z) after considering the terms of the Merger Agreement and any binding written proposals (which continue to remain able to be accepted by the Company) made by Parent, if any, prior to 11:59 p.m. Eastern Time on the last day of the Match Period, the Company Board shall have determined, in good faith, that such Acquisition Proposal continues to constitute a Superior Proposal and that the failure to make the Company Adverse Change Recommendation or terminate the Merger Agreement would be inconsistent with the fiduciary duties of the Company Board under applicable Laws.

The above will also apply to any material amendment to the financial terms of any applicable Superior Proposal with respect to an alternative acquisition termination and an Acquisition Proposal Change of Board Recommendation, and will require a revised Determination Notice, except that the Match Period shall be deemed to be two (2) business days.

Finally, at any time prior to the Offer Acceptance Time, the Company Board may make a Company Adverse Change Recommendation in response to a Change in Circumstance, if and only if:

•

the Company Board determines in good faith, after consultation with the Company’s outside legal counsel, that the failure to do so in the manner contemplated by the Merger Agreement would be reasonably be expected to be inconsistent with the fiduciary duties of the Company Board under applicable laws;

•

the Company shall have given Parent a Determination Notice at least four (4) business days prior to making any such Company Adverse Change Recommendation (which notice describes the Change in Circumstance in reasonable detail and which notice, or the public disclosure thereof, shall not constitute a Company Adverse Change Recommendation); and

•

(1) the Company shall have given Parent three (3) business days after the delivery of the Determination Notice to propose revisions to the terms of the Merger Agreement or make another proposal, and shall have, and shall have caused its Representatives to have negotiated in good faith with Parent (to the extent Parent desires to do so) during such three business day period with respect to such proposed revisions or make other proposals such that such Change in Circumstance would no longer necessitate a Company Adverse Change Recommendation, if any, and (2) after considering the terms of the Merger Agreement and any binding written proposals made by Parent, if any, prior to 11:59 p.m. Eastern Time on the third business day following delivery of the Determination Notice, the Company Board shall have determined, in good faith, that the failure to make the Company Adverse Change Recommendation in response to such Change in Circumstance would still reasonably be expected to be inconsistent with the fiduciary duties of the Company Board under applicable Laws.

For purposes of the Merger Agreement, a “Change in Circumstance” means any event or, occurrence, fact, development or change in circumstances that materially affects the business, assets or operations of the Company that was neither known to the Company Board nor reasonably foreseeable as of or prior to the Agreement Date, which event, occurrence, fact or change becomes known to the Company Board prior to the Offer Acceptance Time, in each case other than (i) changes in the trading price or volume of Shares, in and of itself (however, the underlying reasons for such changes may constitute a Change in Circumstances), (ii) any Acquisition Proposal or any inquiry related thereto or (iii) the fact that, in and of itself, the Company exceeds any internal or published projections, estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period, in and of itself (however, the underlying reasons for such events may constitute a Change in Circumstances).

None of the provisions described above under “ - Acquisition Proposals” or elsewhere in the Merger Agreement will prohibit the Company or the Company Board from (nor shall any of the following constitute a Company Adverse Change Recommendation) (i) taking and disclosing to the stockholders of the Company a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act, (ii) making any disclosure to the stockholders of the Company that is required by applicable Laws (iii) making any “stop, look and listen” communication pursuant to Rule 14d-9(f) promulgated under the Exchange Act, (iv) electing to take no position with respect to an Acquisition Proposal until the close of business on the tenth (10) business day after the commencement of such Acquisition Proposal pursuant to Rule 14e-2 under the Exchange Act, (v) informing any Person of the existence of certain related provisions contained in the Merger Agreement, (vi) making any disclosure to the stockholders of the Company (including regarding the business, financial condition or results of operations of the Company) that the Company Board has determined to make in good faith, it being understood that any such statement or disclosure made by the Company Board must be subject to the terms and conditions of the Merger Agreement or (vii) making a factually accurate public statement that describes the Company’s receipt of an Acquisition Proposal, the identity of the Person making such Acquisition Proposal, the material terms of such Acquisition Proposal and the operation of the Merger Agreement with respect thereto.

Reasonable Best Efforts to Consummate the Merger; Regulatory Filings

Pursuant to the Merger Agreement, each of the parties has agreed to use its, and to cause their respective Affiliates to use their, respective reasonable best efforts to take, or cause to be taken, to file, or cause to be filed, all documents and to do, or cause to be done, and to assist and cooperate with the other Parties in doing, all things necessary, proper or advisable to satisfy the conditions to the Closing and consummate and make effective the Transactions as soon as reasonably practicable and, in any event, by or before the Termination Date. The parties have agreed to, or to cause their respective Affiliates, if applicable, to, (i) promptly, but in no event later than fifteen (15) business days after the date hereof (or such later date as may be agreed in writing between antitrust counsel for each party), make an appropriate filing of all Notification and Report forms as required by the HSR Act with respect to the Transactions.

Each of the Parties has also agreed to use its respective reasonable best efforts to (a) cooperate in all respects and consult with each other in connection with any filing or submission in connection with any investigation or other inquiry by a Governmental Body or third party before a Governmental Body, (b) give each other prompt notice of any request, inquiry, investigation or Legal Proceeding brought by a Governmental Body or brought by a third party before any Governmental Body, (c) promptly and regularly keep each other informed as to the status of any such request, inquiry, investigation, action or Legal Proceeding, (d) promptly inform each other of any communication to or from the FTC, DOJ or any other Governmental Body in connection with any such request, inquiry, investigation, action or Legal Proceeding, (e) promptly furnish to the other party copies of documents, communications or materials provided to or received from any Governmental Body and promptly furnish to the other party copies of documents and material details of any oral communications in connection with any such request, inquiry, investigation, action or Legal Proceeding, except for “Transaction Related Documents” and “Plans and Reports”, as those terms are used in the rules and regulations under the HSR Act (f) consult in advance and cooperate with the other Parties and consider in good faith the views of the other parties in connection with any substantive communication, analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal to be made or submitted in connection with any such request, inquiry, investigation or Legal Proceeding and (g) except as may be prohibited by any Governmental Body or by any applicable law, in connection with any such request, inquiry, investigation, action or Legal Proceeding in respect of the Transactions, each Party shall provide advance notice of and permit authorized representatives of the other party to be present at each meeting or conference relating to such request, inquiry, investigation or Legal Proceeding and to have access to and be consulted in advance in connection with any argument, opinion or proposal to be made or submitted to any Governmental Body in connection with such request, inquiry, investigation or Legal Proceeding. Each Party shall respond as promptly as reasonably practicable to requests for information, documentation, other material or testimony that may be reasonably requested by any Governmental Body, including by replying at the earliest reasonably practicable date to any reasonable request for additional information, documents or other materials, including any “second request” under the HSR Act, received by any Party or any of their respective Subsidiaries from any Governmental Body in connection with the Transactions.

None of Parent, Purchaser nor any of its Affiliates, shall be obligated to take any of the following actions: (i) (A) proposing, negotiating, committing to and effecting, by consent decree, hold separate order or otherwise, the sale, lease, license, divestiture or disposition of any assets, rights, intellectual property, product lines, service lines, or businesses of Parent, Purchaser or the Company or any of their respective Affiliates, (B) terminating, relinquishing, modifying, transferring, assigning, restructuring, or waiving existing relationships, ventures, contractual rights, obligations, or other arrangements of the Company, Parent or any of their respective Affiliates, (C) terminating any venture or other arrangement, (D) creating any relationship, contractual rights or obligations of the Company, Parent or any of their respective Affiliates, (E) effectuating any other change or restructuring of the Company, Parent or any of their respective Affiliates and (F) otherwise taking or committing to take any other behavioral undertakings or actions whatsoever (including committing to seek prior approval from any Governmental Body for any future transaction) with respect to the businesses, product lines, assets, contractual rights, intellectual property, product lines, or service lines of the Company, Parent or any of their respective Affiliates (any of the foregoing actions (A)-(F), a “Burdensome Condition”) and (ii) opposing or defending through litigation or another Legal Proceeding on the merits any claim asserted in court or another venue by any Person, including any Governmental Body, under Antitrust and FDI Laws. The Company and its Affiliates shall not settle or compromise or offer to settle or compromise any request, inquiry, investigation, action or other Legal Proceeding by or before any Governmental Body with respect to the Transactions without the prior written consent of Parent and, at the written request of Parent, Company shall take (or agree to take) any of the actions described in the definition of Burdensome Condition (so long as such action is conditioned upon the occurrence of the Closing).

Prior to the Closing, unless the Company otherwise consents in writing, Parent agrees that it shall not, and shall not permit any of its Affiliates to acquire or agree to acquire any assets, business or any Person, whether by merger, consolidation, licensing, purchasing a substantial portion of the assets of or equity in any Person or by any other manner or engage in any other transaction or take any other action, if the entering into of a definitive agreement relating to, or the consummation of, such transaction would reasonably be expected to prevent, materially delay or impede the consummation of the Offer or the Merger, including by imposing any material delay in the obtaining of, or materially increasing the risk of not obtaining, any consent of any Governmental Body under any Antitrust Laws necessary to consummate the Offer or the Merger or the expiration or termination of any applicable waiting period.

Access to Information

During the Pre-Closing Period, upon reasonable advance notice to the Company, the Company will and will cause its Representatives (as defined in the Merger Agreement) to: provide Parent and Parent’s Representatives with reasonable access to the Company’s Representatives and its properties, offices, books and records, Contracts, commitments and personnel (other than any of the foregoing to the extent specifically related to the negotiation and execution of the Merger Agreement or any sale process preceding the execution and delivery of the Merger Agreement), in each case as Parent reasonably requests solely for purposes of furthering the consummation of the Transactions or for reasonable integration planning, subject to customary exceptions.

Employee Benefits and Compensation

During the period commencing at the Effective Time and ending on the date that is one year from the Effective Time (or if earlier, the date of the Continuing Employee’s (as defined below) termination of employment with the Surviving Corporation or any Affiliate thereof), Parent will provide, or cause to be provided, to each employee of the Company who is employed by the Company as of immediately prior to the Effective Time and who continues to be employed by the Surviving Corporation (or any Affiliate thereof) (each, a “Continuing Employee”) during such period: (i) a base salary (or base wages, as the case may be) and target cash incentive opportunities (including annual bonus opportunity, commission opportunity, and any other short-term variable compensation opportunity, but excluding retention, change in control and equity-based compensation) each of which is no less favorable than the base salary (or base wages, as the case may be) and target cash incentive opportunities provided to such Continuing Employee immediately prior to the Effective Time; (ii) benefits (excluding any retiree health or defined benefit retirement benefits, severance pay and benefits, equity or equity-based compensation, retention or change of control related compensation and benefits (collectively, “Excluded Benefits”)) that are no less favorable in the aggregate to the benefits (other than Excluded Benefits) provided to such Continuing Employee immediately prior to the Effective Time. Without limiting the foregoing:

•

Subject to the terms of the governing plan documents (and Parent’s commercially reasonable efforts to amend such documents where necessary to effectuate this provision), each Continuing Employee will be given service credit for purposes, of eligibility to participate, benefit levels (including levels of benefits under Parent’s or the Surviving Corporation’s vacation policy) and eligibility for vesting under Parent or the Surviving Corporation’s vacation or paid time off policy and health and welfare benefit plans and arrangements (excluding any retiree health plans or programs and any defined benefit retirement plans or programs maintained by Parent or the Surviving Corporation) with respect to his or her length of service with the Company (and its predecessors) prior to the Effective Time to the same extent such Continuing Employee was entitled to such service credit under a corresponding Employee Plan in which such Continuing Employee participated immediately prior to Effective Time, provided that the foregoing will not result in the duplication of benefits or to benefit accrual under any pension plan.

•

With respect to any accrued but unused personal, sick or vacation time to which any Continuing Employee is entitled pursuant to the personal, sick or vacation policies applicable to such Continuing Employee immediately prior to the Effective Time, Parent will, or will cause the Surviving Corporation to and instruct its Affiliates to, as applicable (and without duplication of benefits), assume, as of the Effective Time, the liability for such accrued personal, sick or vacation time and allow such Continuing Employee to use such accrued personal, sick or vacation time in accordance with the practice and policies of the Company.

•

For purposes of any health or welfare benefit plan of Parent and/or the Surviving Corporation in which a Continuing Employee is eligible to participate as of the Effective Time, Parent will use commercially reasonable efforts to (i) waive all limitations as to pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to such Continuing Employee, to the extent that such conditions, exclusions and waiting periods would not apply under a similar employee benefit plan in which such employees participated prior to the Effective Time and (ii) ensure that such health or welfare benefit plan will, for purposes of eligibility, vesting, deductibles, copayments and out-of-pocket maximums and allowances, credit Continuing Employees for service and amounts paid prior to the Effective Time with the Company (and its predecessors) under applicable Employee Plans to the same extent that such service and amounts paid was recognized prior to the Effective Time under the corresponding Employee Plan of the Company.

•

If annual bonuses in respect of the Company’s 2025 fiscal year have not been paid prior to the Closing Date, Parent will, or will cause the Surviving Corporation to, pay each Continuing Employee a 2025 annual bonus in an amount equal to the annual bonus to which such Continuing Employee would be entitled based on the Company’s actual performance under the applicable bonus arrangements of the Company in effect as of the Agreement Date.

Effective no later than the day immediately preceding the Effective Time, the Company will terminate any Employee Plans maintained by the Company or its Subsidiaries intended to constitute an arrangement under Section 401(k) of the Code that Parent has requested to be terminated by providing a written notice to the Company at least 30 days prior to the Effective Time; provided, that such Employee Plans can be terminated in accordance with their terms and applicable Law without any adverse consequences with respect to the Company.

The Merger Agreement does not confer upon any person (other than the Company and Parent) any rights with respect to the employee matters provisions of the Merger Agreement.

Directors’ and Officers’ Indemnification and Insurance

All rights to indemnification, advancement of expenses and exculpation in favor of individuals who are, or have been, directors or officers of the Company for acts and omissions occurring prior to the Effective Time, as set forth in the Company’s certificate of incorporation and bylaws (as in effect on the Agreement Date) and any written indemnification agreements in effect on the Agreement Date, will survive the Merger. These rights will not be amended, repealed, or otherwise modified in a manner adverse to such individuals and will be observed by the Surviving Corporation and its subsidiaries to the fullest extent permitted under Delaware (or other applicable) law for six (6) years from the Effective Time. Any claim made within that six (6)-year period remains subject to these protections until it is finally resolved.

From the Effective Time until the sixth anniversary thereof, Parent will cause the Surviving Corporation and their respective successors and assigns to indemnify and hold harmless each such current and former director and officer against all losses, claims, damages, liabilities, fees, expenses, judgments, and fines arising out of the fact that the person is or was a director or officer of the Company at or prior to the Effective Time, including matters relating to the Transactions, whether asserted before, at, or after the Effective Time. During this period, the Surviving Corporation will, to the fullest extent permitted by law, advance reasonable and documented out-of-pocket expenses (including reasonable and documented attorneys’ fees) incurred in connection with indemnifiable matters within 15 days after receipt of a written request, subject to an undertaking to repay if a final, non-appealable judgment determines the individual is not entitled to indemnification.

From the Effective Time until the sixth anniversary thereof, the Surviving Corporation will maintain the Company’s existing directors’ and officers’ liability insurance policy for the benefit of covered individuals with respect to pre-Effective Time acts and omissions on terms (including coverage, deductibles, and amounts) no less favorable than the existing policy, or purchase a six-year “tail” policy effective as of the Effective Time. In no event will the Surviving Corporation be required to spend in any one year more than 300% of the current annual premium; if premiums exceed that amount, the Surviving Corporation will obtain the greatest coverage available for a cost equal to such cap.

If Parent, the Surviving Corporation, or any of their respective successors or assigns consolidates with or merges into another entity and is not the surviving entity, or transfers all or substantially all of its properties and assets, Parent will ensure that the applicable successor or assign (or Parent, at Parent’s option) assumes these indemnification and insurance obligations.

These indemnification and insurance provisions survive the acceptance of Shares for payment pursuant to the Offer and the consummation of the Merger. They are intended for the benefit of, and are enforceable by, the covered current and former directors and officers and their respective successors, assigns, and heirs, and are in addition to any other rights to indemnification or contribution they may have. Unless required by applicable law, these provisions may not be amended, altered, or repealed after the Offer Acceptance Time in a manner adverse to any such individual without that person’s prior written consent.

Stockholder Litigation

The Company has agreed to (a) notify Parent of litigation against the Company or any of its directors or officers relating to the Merger Agreement or the Transactions, (b) provide Parent with copies of all pleadings with respect thereto and (c) keep Parent reasonably informed with respect to such litigation, including as to the proposed strategy and other significant dealings with respect to such litigation. The Merger Agreement provides that Parent will have the right to participate in the defense of any such litigation, the Company will consult with Parent regarding the defense of any such litigation, and the Company will not settle or compromise any such litigation without the prior written consent of Parent, not to be unreasonably withheld, delayed, or conditioned.

Takeover Laws

If any “moratorium,” “control share acquisition,” “fair price,” “supermajority,” “affiliate transactions,” or “business combination statute or regulation” or other similar state anti-takeover laws and regulations (each, a “Takeover Law”) may become, or may purport to be, applicable to the Transactions, each of Parent and the Company and the members of their respective boards of directors will use their respective reasonable best efforts to grant such approvals and take such actions as are necessary so that the Transactions may be consummated as promptly as practicable on the terms and conditions contemplated by the Merger Agreement and otherwise act to lawfully eliminate the effect of any Takeover Law on any of the Transactions.

Section 16 Matters

The Company, and the Company Board (or committee thereof), shall, to the extent necessary, take appropriate action, prior to or as of the Offer Acceptance Time, to approve, for purposes of Section 16(b) of the Exchange Act, the disposition and cancellation or deemed disposition and cancellation of Shares and Company Stock Awards in the Transactions by applicable individuals and to cause such dispositions or cancellations to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Approval of Compensation Actions

Prior to the Offer Acceptance Time and to the extent permitted by applicable laws, the Compensation Committee of the Company Board will approve, as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Exchange Act, each agreement, arrangement or understanding between the Company or any of its affiliates and any of the officers, directors or employees of the Company that are effective as of the Agreement Date pursuant to which compensation is paid to such officer, director or employee. The Company will also take all other action reasonably necessary to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d)(2) under the Exchange Act.

Stock Exchange Delisting and Deregistration

Prior to the Closing Date, the Company will cooperate with Parent and use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable laws and rules and policies of Nasdaq to enable the delisting of the Shares from Nasdaq as promptly as practicable after the Effective time and the deregistration of the Shares under the Exchange Act as promptly as practicable after such delisting.

Termination

The Merger Agreement may be terminated, and the Offer and the Merger may be abandoned, under any of the following circumstances:

•	by mutual written consent of Parent and Company at any time prior to the Offer Acceptance Time;

•

by either Parent or the Company if a court of competent jurisdiction or other Governmental Body has issued an order, decree or ruling, or has taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the acceptance for payment of Shares pursuant to the Offer or the Merger or making consummation of the Offer or the Merger illegal, which order, decree, ruling or other action that is final and nonappealable; provided, however, that none of Parent, Purchaser or the Company may terminate the Merger Agreement if the issuance of such final and nonappealable order, decree, ruling or other action was the result of a failure on the part of such party to perform in any material respect any covenant or obligation in the Merger Agreement required to be performed by such Party at or prior to the Effective Time (a “Permanent Injunction Termination”);

•	by Parent at any time prior to the Offer Acceptance Time, if the Company Board (or a committee thereof) makes and has not withdrawn a Company Adverse Change Recommendation;

•

by either Parent or the Company if the Offer Acceptance Time has not occurred on or prior to the End Date; provided that the End Date may be extended by either Parent or the Company by written notice to the other party on or prior to the initial End Date for an additional 90 days if any of the Regulatory Conditions are still outstanding as of the initial End Date; provided, however, that none of Parent, Purchaser or the Company may terminate the Merger Agreement if the failure of the Offer Acceptance Time to occur prior to the End Date was the result of the failure on the part of such party to perform in any material respect any covenant or obligation in the Merger Agreement required to be performed by such party;

•

by the Company, at any time prior to the Offer Acceptance Time, in order to accept a Superior Proposal and enter into a binding written definitive acquisition agreement providing for the consummation of a transaction constituting a Superior Proposal (a “Specified Agreement”) with respect to such Superior Proposal and concurrently, and as a condition to the effectiveness of such termination, pays, or causes to be paid, the Termination Fee in accordance with the Merger Agreement;

•

by Parent at any time prior to the Offer Acceptance Time, if a breach of any representation or warranty contained in the Merger Agreement or failure to perform any covenant or obligation in the Merger Agreement on the part of the Company has occurred such that the condition set forth in clause “(b)” or “(c)” of Annex I of the Merger Agreement would not be satisfied and cannot be cured by the Company by the End Date, or if capable of being cured, shall not have commenced to have been cured within 30 days of the date Parent gives the Company notice in writing of such breach or failure to perform; provided, however, that, Parent will not have the right to terminate the Merger Agreement if either Parent or Purchaser is then in material breach of any representation, warranty, covenant or obligation under the Merger Agreement;

•

by the Company at any time prior to the Offer Acceptance Time, if a breach by the Company at any time prior to the Offer Acceptance Time, if a breach of any representation or warranty contained in the Merger Agreement or failure to perform any covenant or obligation in the Merger Agreement on the part of Parent or Purchaser shall have occurred, in each case if such breach or failure has had or would reasonably be expected to prevent Parent or Purchaser from consummating the Transactions and such breach or failure cannot be satisfied and cannot be cured by Parent or Purchaser, as applicable, by the End Date, or if capable of being cured, has not commenced to have been cured within 30 days of the date the Company gives Parent notice in writing of such breach or failure to perform; provided, however, that, the Company will not have the right to terminate the Merger Agreement if the Company is then in material breach of any representation, warranty, covenant or obligation hereunder;

•

by the Company if Purchaser has failed to commence (within the meaning of Rule 14d-2 under the Exchange Act) the Offer within the period specified in the Merger Agreement, other than to the extent resulting from a material breach by the Company of the Merger Agreement, or if Purchaser has failed to accept and pay for all Shares validly tendered (and not validly withdrawn) as of the expiration of the Offer (as may be extended) when required to do so in accordance with the terms of the Merger Agreement; or

•

by either Parent or the Company if the Offer (as it may be extended and re-extended in accordance with the terms of the Merger Agreement) expires in accordance with its terms without the Minimum Condition having been satisfied or the other Offer Conditions having been satisfied or waived by Parent, in each case without Purchaser having accepted for payment any Shares validly tendered in the Offer; provided, however, that a party shall not be permitted to terminate this Agreement if such expiration of the Offer was the result of the failure on the part of such party to perform in any material respect any covenant or obligation in the Merger Agreement required to be performed by such party.

•

If the Merger Agreement is terminated, it will be void and of no effect and there will be no liability on the part of any party (or any of its Representatives), except that (a) certain specified provisions of the Merger Agreement, as well as the confidentiality agreement between Parent and the Company, will survive such termination, and (b) except in a circumstance where the Termination Fee (as defined below) or the Reverse Termination Fee (as defined below) is paid, no such termination will relieve any person of any liability for damages resulting from actual and intentional fraud under the laws of the State of Delaware by a party to the Merger Agreement in any representation or warranty of such party in the Merger Agreement (provided, under no circumstances will “Fraud” include any equitable fraud, constructive fraud, negligent misrepresentation, or other fraud or torts to the extent such other fraud or torts are based on recklessness or negligence) or any material breach of the Merger Agreement that is a consequence of an intentional act or intentional failure to act undertaken by the breaching party with actual knowledge that such breaching party’s act or failure to act would or would reasonably be expected to result in or constitute a breach of the Merger Agreement. Nothing will limit or prevent any party from exercising any rights it may have to specific performance in lieu of terminating the Merger Agreement pursuant to the terms of the Merger Agreement.

Termination Fees

Except as described below, each party will bear its own fees and expenses incurred in connection with the Merger Agreement and the Transactions, whether or not the Offer and the Merger are consummated.

The Company has agreed to pay Parent a termination fee of $78,400,000 in cash (the “Termination Fee”) in the event that:

•

the Merger Agreement is terminated by the Company pursuant to an acceptance of a Superior Proposal and entry into a binding written definition acquisition agreement providing for the consummation of a transaction constituting a Superior Proposal;

•	the Merger Agreement is terminated by Parent if the Company Board (or a committee thereof) makes and has not withdrawn a Company Adverse Change Recommendation; or

•

(a) the Merger Agreement is terminated pursuant to the Offer Acceptance Time not having occurred on or prior to the End Date or pursuant to certain other specified termination rights (and, in the case of a termination by the Company, only if at such time Parent would not be prohibited from terminating the Merger Agreement), (b) any person has publicly disclosed a bona fide Acquisition Proposal after the date of the Merger Agreement and prior to the applicable termination event (and such Acquisition Proposal has not been publicly withdrawn prior to the applicable time specified therein) and (c) within twelve (12) months after such termination, the Company enters into a definitive agreement with respect to, or consummates, an Acquisition Proposal (provided, that, for purposes of clause (c) of this provision, references to “20%” in the definition of Acquisition Proposal will be substituted for “50%”).

Any payment of the Termination Fee required to be made (i) pursuant to the foregoing clause (i) will be paid on the date the applicable definitive agreement is executed (or, if executed on a non-business day, the next business day), (ii) pursuant to the foregoing clause (ii) will be paid within two (2) business days after such termination and (iii) pursuant to the foregoing clause (iii) in accordance with the final bullet point above will be paid within two (2) business days after entry into the definitive agreement referenced therein or the consummation of the Acquisition Proposal (if earlier). The Company will not be required to pay the Termination Fee more than once.

Parent has agreed to pay the Company a reverse termination fee of $100,800,000 in cash (the “Reverse Termination Fee”), promptly and in any event no later than two (2) business days after such termination, in the event that:

•

Parent or the Company terminates the Merger Agreement after a court of competent jurisdiction or other Governmental Body has issued an order, decree or ruling, or shall have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the acceptance for payment of Shares pursuant to the Offer or the Merger or making consummation of the Offer or the Merger illegal, which order, decree, ruling or other action shall be final and nonappealable, subject to the terms of the Merger Agreement (to the extent the underlying order or other action arises under the HSR Act); or

•

(a) Parent or the Company terminates the Merger Agreement pursuant to the Offer Acceptance Time not having occurred on or prior to the End Date, (b) at the time of such termination, any condition related to the HSR Act has not been satisfied and (c) all other Offer Conditions (other than those that by their nature are to be satisfied at the Offer Acceptance Time) have been satisfied or waived.

Parent will not be required to pay the Reverse Termination Fee more than once.

If paid, Parent’s and Purchaser’s receipt of the Termination Fee will constitute liquidated damages and the sole and exclusive remedy of Parent, Purchaser and their related parties in respect of the Merger Agreement, the Transactions or any matter forming the basis for such termination, and, if paid, the Company’s receipt of the Reverse Termination Fee will constitute liquidated damages and the sole and exclusive remedy of the Company and its related parties in respect of the Merger Agreement, the Transactions or any matter forming the basis for such termination; provided, that such remedies do not limit the rights of Parent, Purchaser or the Company to specific performance under certain circumstances pursuant to the Merger Agreement or, (i) for the Company, in the case of the Parent’s or its affiliates Fraud or Willful Breach (each as defined in the Merger Agreement), and (ii) for the Parent, in the case of the Company’s or its affiliates common law fraud or Willful Breach.

Specific Performance

Parent, Purchaser and the Company have agreed that irreparable damage, for which monetary damages (even if available) would not be an adequate remedy, would occur in the event that the parties to the Merger Agreement do not perform their obligations under the provisions of the Merger Agreement in accordance with its specified terms or if they otherwise breach such provisions. Accordingly, each party will be entitled to an injunction or injunctions, specific performance, or other equitable relief to prevent breaches (or threatened breaches) of the Merger Agreement and to enforce specifically the terms and provisions of the Merger Agreement, without proof of damages or otherwise or the posting of a bond or undertaking, in addition to any other remedy to which they are entitled under the terms of the Merger Agreement.

Expenses

Except in limited circumstances expressly specified in the Merger Agreement, all fees and expenses incurred in connection with the Merger Agreement and the Transactions will be paid by the party incurring such fees or expenses, whether or not the Offer and the Merger are consummated.

Governing Law

The Merger Agreement is governed by and will be construed in accordance with the laws of the State of Delaware, without giving effect to any laws, rules or provisions that would cause the application of the laws of any jurisdiction other than the State of Delaware.

Other Agreements

Confidentiality Agreements

Prior to signing the Merger Agreement, Parent and the Company entered into a letter agreement, dated as of January 2, 2026 (the “Confidentiality Agreement”). The Confidentiality Agreement included a customary twelve (12) month standstill provision for the benefit of the Company. The standstill provision did not restrict Parent or its representatives from making confidential proposals to the Company’s Chief Executive Officer or the Company Board and included certain fallaway provisions in the event of the Company entering into a definitive agreement providing for a change of control transaction or the Company Board failing to recommend against a third party tender offer providing for a change of control transaction.

In connection with the Confidentiality Agreement, Parent and the Company entered into a clean team confidentiality agreement dated as of January 5, 2026 (the “Clean Team Agreement”), which contains customary provisions regarding the sharing of competitively sensitive information only among designated representatives and outside advisors of the parties

The foregoing summary of the Confidentiality Agreement and the Clean Team Agreement is only a summary and is qualified in its entirety by reference to the full text of the Confidentiality Agreement and the Clean Team Agreement, copies of which are attached as Exhibit (d)(4) and (d)(5), respectively, of the Schedule TO and is incorporated herein by reference.

Exclusivity Agreement

Prior to signing the Merger Agreement, Parent and the Company entered into a letter agreement, dated as of January 2, 2026 (the “Exclusivity Agreement”), which was subsequently amended by that certain Amendment to Exclusivity Agreement, dated as of January 15, 2026 (the “First Exclusivity Agreement Amendment”), pursuant to which the Company agreed to negotiate exclusively with Parent regarding an acquisition of the Company until the first to occur of (i) 5:00 p.m. (Pacific Standard Time) on January 15, 2026 (which was subsequently extended pursuant to the First Exclusivity Agreement Amendment to January 20, 2026); (ii) the execution of a definitive agreement between the parties with respect to the proposed acquisition; (iii) any written notice by Parent to Company that it no longer intends to pursue the proposed acquisition; (iv) the time that Parent proposed either any reduction in share purchase price or any material revision adverse to the Company to any other material terms in respect of the possible transaction between the parties from the terms provided to the Company in the “Revised Non-Binding Proposal” dated December 30, 2025; and (v) the mutual written agreement of the parties.

The foregoing summary and description of the Exclusivity Agreement and the First Exclusivity Agreement Amendment is only a summary and is qualified in its entirety by reference to the Exclusivity Agreement and the First Exclusivity Agreement Amendment, copies of which are attached as Exhibit (d)(6) and (d)(7), respectively, of the Schedule TO and incorporated herein by reference.

Tender and Support Agreements

Concurrently with entering into the Merger Agreement, Parent and Purchaser entered into a Tender and Support Agreement dated January 19, 2026 (each, a “Tender and Support Agreement,” and collectively, the “Tender and Support Agreements”) which each of each of Ashley Dombkowski, Ph.D., Brian Wong, M.D., Ph.D., Gwen Carscadden, Linda Kozick, Lisa Moore, Ph.D., Lori Lyons-Williams, Mary Ann Gray, Ph.D., Michael F. Giordano, M.D., Michael Listgarten, Rodney Young and Scott Braunstein, M.D. (each a “Supporting Stockholder”).

As of January 19, 2026, the Supporting Stockholders collectively directly or indirectly own approximately 0.25% of all Shares issued and outstanding. Parents expressly disclaim beneficial ownership of all Shares covered by the Tender and Support Agreement.

The Tender and Support Agreement provides that, no later than ten (10) business days after the commencement of the Offer, each Supporting Stockholder will tender into the Offer all of the outstanding Shares beneficially owned by such Supporting Stockholder and any Shares subsequently acquired by such Supporting Stockholder (collectively, the “Subject Shares”). Each Supporting Stockholder agreed not to withdraw its Subject Shares unless its Tender and Support Agreement has been terminated.

Each Tender and Support Agreement also provides that, in connection with any meeting of stockholders of the Company, or any action by written consent, the applicable Supporting Stockholder will vote all of the Subject Shares against any Acquisition Proposal, or other proposal, action, agreement or transaction involving the Company that is intended, or would reasonably be expected to, impede, interfere with, delay, adversely effect, or prevent the consummation of the Offer or the Merger or the other transactions contemplated by the Merger Agreement.

The Tender and Support Agreements will terminate automatically upon the first to occur of (a) the termination of the Merger Agreement, (b) the Effective Time, (c) the entry of Parent or Purchaser, without the prior written consent of the applicable Supporting Stockholder, into any amendment or modification of the Merger Agreement that (i) results in any decrease to the Offer Price, (ii) changes the form or terms, of the consideration payable to the Supporting Stockholder pursuant to the Merger Agreement, (iii) amends or modifies or waives any terms or conditions of the Offer in any manner that has an adverse effect, or would reasonably likely to have an adverse effect, on the Supporting Stockholder, or (iv) extends or otherwise changes any time period for the performance obligations of Purchaser or Parent in a manner other than pursuant to and in accordance with the Merger Agreement, or (d) the expiration of the Offer without Purchaser having accepted for payment the Shares tendered in the Offer.

The foregoing summary and description of the Tender and Support Agreements is only a summary and is qualified in its entirety by reference to the form of Tender and Support Agreement, a copy of which is attached as Exhibit (d)(2) of the Schedule TO and incorporated herein by reference.

12.	Purpose of the Offer; Plans for the Company

Purpose of the Offer

The purpose of the Offer is for Parent, through Purchaser, to acquire control of, and the Offer, if consummated, would be the first step in Parent’s acquisition of the entire equity interest in the Company. The Offer is intended to facilitate the acquisition of all outstanding Shares. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer. If the Offer is consummated, Purchaser intends to complete the Merger as promptly as practicable thereafter subject to the satisfaction and waiver of the other conditions to the Merger set forth in the Merger Agreement.

The Company Board, at a meeting duly called and held, unanimously: (a) determined that the entry into the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger, the Offer Price and the Merger Consideration, are advisable and fair to, and in the best interests of, the Company and its stockholders; (b) resolved that the Merger will be effected under Section 251(h) of the DGCL; (c) authorized and approved the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the Transactions contemplated thereby, including the Offer and the Merger; and (d) resolved to recommend that the holders of Shares accept the Offer and tender their Shares to Purchaser pursuant to the Offer. The Merger will be consummated in accordance with Section 251(h) of the DGCL, which provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquirer holds at least the amount of shares of each class of stock of the constituent corporation that would otherwise be required to approve a merger for the constituent corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without the action of the other stockholders of the constituent corporation. Accordingly, if we consummate the Offer, we are required pursuant to the Merger Agreement to complete the Merger without a vote of the Company’s stockholders in accordance with Section 251(h) of the DGCL.

Plans for the Company

Following the Merger, the Company will be an indirect wholly-owned subsidiary of Ultimate Parent and a direct subsidiary of Parent. Ultimate Parent will continue to evaluate the business and operations of the Company during the pendency of the Offer and after the consummation of the Offer and the Merger and will take such actions as it deems appropriate under the circumstances then existing. Thereafter, Ultimate Parent intends to review such information as part of a comprehensive review of the Company’s business, operations, capitalization and management with a view to optimizing the development of the Company’s potential in conjunction with the existing businesses of Ultimate Parent.

From and after the consummation of the Merger, until successors are duly elected or appointed and qualified in accordance with applicable law, or until their earlier death, resignation or removal, the directors and officers of Purchaser as of immediately prior to the Effective Time will be the directors and officers of the Company as of immediately after the Effective Time.

Except as set forth in this Offer to Purchase and the Merger Agreement, Parent and Purchaser have no present plans or proposals that would relate to or result in (a) any extraordinary corporate transaction involving the Company (such as a merger, reorganization, liquidation, relocation of any operations or sale or other transfer of a material amount of assets), (b) any sale or transfer of a material amount of assets of the Company, (c) any material change in the Company’s capitalization, indebtedness or dividend policy or (d) any other material change in the Company’s corporate structure or business.

13.	Certain Effects of the Offer

Because the Merger will be governed by Section 251(h) of the DGCL, no vote of the Company’s stockholders will be required to consummate the Merger. Promptly after the consummation of the Offer, and subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, we and the Company will consummate the Merger as promptly as reasonably practicable following consummation of the Offer, but in no event later than the first (1st) business day after the satisfaction or waiver of the conditions to the Merger (unless otherwise agreed by the Company, Parent and Purchaser), in accordance with Section 251(h) of the DGCL. Immediately following the Merger, all of the outstanding shares of the Company’s common stock will be held indirectly by Parent.

Market for the Shares. The purchase of Shares pursuant to the Offer will reduce the number of holders of Shares and the number of Shares that might otherwise trade publicly, which could adversely affect the liquidity and market value of the remaining Shares. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether such reduction would cause future market prices to be greater or less than the Offer Price. If the Offer is successful, there will be no market for the Shares because Purchaser intends to consummate the Merger as soon as practicable following the consummation of the Offer.

Stock Quotation. The Shares are currently listed on Nasdaq. Immediately following the consummation of the Merger (which is required to occur as promptly as reasonably practicable following consummation of the Offer, but in no event later than the first (1st) business day after the satisfaction or waiver of the conditions to the Merger, unless otherwise agreed by the Company, Parent and Purchaser), the Shares will no longer meet the requirements for continued listing on Nasdaq, and Parent will seek to cause the listing of Shares on Nasdaq to be discontinued as soon as the requirements for termination of the listing are satisfied.

Margin Regulations. The Shares are currently “margin securities” under the Regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit based on the use of Shares as collateral. Depending upon factors similar to those described above regarding the market for the Shares and stock quotations, it is possible that, following the Offer, the Shares would no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board and, therefore, could no longer be used as collateral for loans made by brokers.

Exchange Act Registration. The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of the Company to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by the Company to its stockholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to the Company, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with stockholders’ meetings and the related requirement of furnishing an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions. Furthermore, the ability of “affiliates” of the Company and persons holding “restricted securities” of the Company to dispose of such securities pursuant to Rule 144 under the Securities Act of 1933, as amended, may be impaired or eliminated. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be “margin securities” or be eligible for listing on Nasdaq. Parent intends to, and will cause the Surviving Corporation to, terminate the registration of the Shares under the Exchange Act as soon as practicable after consummation of the Merger as the requirements for termination of registration are met.

14.	Dividends and Distributions

The Merger Agreement provides that from the date of the Merger Agreement to the Effective Time, without the prior written consent of Parent, the Company will not establish a record date for, declare, accrue, set aside or pay any dividends or make any other distributions in respect of the Company’s capital stock (including the Shares) or other equity of voting interests.

15.	Conditions of the Offer

For purposes of this Section 15, capitalized terms used but not defined in this Section 15 and defined in the Merger Agreement have the meanings set forth in the Merger Agreement, a copy of which is filed as Exhibit (d)(1) to the Schedule TO and is incorporated herein by reference. The obligation of Purchaser to accept for payment and pay for Shares validly tendered (and not validly withdrawn) pursuant to the Offer is subject to the satisfaction of the Minimum Condition and the other conditions below.

The Offer is not subject to any financing condition. Purchaser will not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-l(c) under the Exchange Act (relating to Purchaser’s obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer), to pay for, and may delay the acceptance for payment of, or (subject to any such rules and regulations) the payment for, any validly tendered (and not validly withdrawn) Shares, and, to the extent permitted by the Merger Agreement, may (i) terminate the Offer: (A) upon termination of the Merger Agreement; and (B) at any scheduled Expiration Date (subject to any extensions of the Offer pursuant to Section 1.1(c) of the Merger Agreement) or (ii) amend the Offer as otherwise permitted by the Merger Agreement, if: (A) the Minimum Condition has not been satisfied as of one minute following 11:59 p.m. Eastern Time on the Expiration Date of the Offer; or (B) any of the additional conditions set forth below has not been satisfied or waived in writing by Parent as of one minute following 11:59 p.m. Eastern Time on the Expiration Date of the Offer:

•

(a) there have been validly tendered and not validly withdrawn Shares that, considered together with all other Shares (if any) beneficially owned by Parent or any of its wholly owned Subsidiaries, would represent a majority of Shares outstanding at the time of the expiration of the Offer (the “Minimum Condition”);

•

(b) (i) the representations and warranties of the Company as set forth in Section 3.1(a) and (b) (Due Organization; Subsidiaries, Etc.); subsections (a) (second sentence only), (b), (c) (second and last sentences only) and (e) of Section 3.3 (Capitalization, Etc.); Section 3.21 (Authority; Binding Nature of Agreement); and Section 3.23 (Merger Approval) of the Merger Agreement are accurate in all material respects at and as of the Offer Acceptance Time as if made on and as of such time (it being understood that the accuracy of those representations or warranties that address matters only as of a specific date shall be measured (subject to the applicable materiality standard as set forth in the Merger Agreement) only as of such date); (ii) the representations and warranties of the Company set forth in the first sentence of Section 3.5(a) (Absence of Changes) of the Merger Agreement are accurate at and as of the Offer Acceptance Time as if made on and as of such time (it being understood that the accuracy of those representations or warranties that address matters only as of a specific date shall be measured (subject to the applicable materiality standard as set forth in this clause (b)(ii)) only as of such date); (iii) the representations and warranties of the Company as set forth in subsections (a) (first sentence only), (c) (first sentence only) and (d) of Section 3.3 (Capitalization, Etc.) are accurate in all respects at and as of the Offer Acceptance Time as if made on and as of such time, except to the extent the failures of such representations and warranties to be true and correct individually and in the aggregate are de minimis (it being understood that the accuracy of those representations or warranties that address matters only as of a specific date shall be measured (subject to the applicable de minimis standard as set forth in this clause (b)(iii) only as of such date); and (iv) the representations and warranties of the Company as set forth in the Merger Agreement (other than referred to in clauses (i), (ii), and (iii) above) are accurate in all respects at and as of the Offer Acceptance Time as if made on and as of such time, except that any inaccuracies in such representations and warranties will be disregarded if such inaccuracies (considered collectively) do not constitute, and would not reasonably be expected to have, a Material Adverse Effect (it being understood that, for purposes of determining the accuracy of such representations and warranties, (A) all “Material Adverse Effect” qualifications and other materiality qualifications contained in such representations and warranties will be disregarded (except in the case of the standard for what constitutes a defined term hereunder and the use of such defined term herein) and (B) the accuracy of those representations or warranties that address matters only as of a specific date will be measured (subject to the applicable materiality standard as set forth in this clause (b)(iv)) only as of such date);

•

(c) the Company has complied with, or performed, in all material respects all of the Company’s covenants and agreements it is required to comply with or perform at or prior to the Offer Acceptance Time;

•

(d) Parent and Purchaser have received a certificate executed on behalf of the Company by the Company’s Chief Executive Officer or Chief Financial Officer confirming that the two conditions set forth immediately above and the condition in clause “(g)” below have been duly satisfied;

•

(e) any applicable waiting period (and any extensions thereof) under the HSR Act, and any timing agreement mutually entered by Parent and the Company with a Governmental Body to not consummate the Offer or the Merger, shall have expired or been terminated;

•

(f) there has not been issued by any court of competent jurisdiction and remains in effect any judgment, temporary restraining order, preliminary or permanent injunction or other order preventing the acquisition of or payment for Shares pursuant to the Offer or the consummation of the Offer or the Merger nor has any applicable law have been promulgated, entered, enforced, enacted, issued or deemed applicable to the Offer or the Merger by any Governmental Body which remains in effect and prohibits, or makes illegal, the acquisition of or payment for Shares pursuant to the Offer, or the consummation of the Merger (the conditions in clauses “(e)” and “(f)” (in case of “(f)”, as such condition relates to the HSR Act), the “Regulatory Conditions”);

•	(g) since the Agreement Date, there has not have occurred a Material Adverse Effect that is continuing; and

•	(h) the Merger Agreement has not been terminated in accordance with its terms.

The foregoing conditions are in addition to, and not a limitation of, the rights of Parent and Purchaser to extend, terminate or modify the Offer pursuant to the terms of the Merger Agreement. The foregoing conditions are for the benefit of Parent and Purchaser and, except for the Minimum Condition and the conditions set forth in clauses “(e)” and “(f)” and “(h)” above, may be waived (where permitted by applicable law) by Parent or Purchaser in whole or in part at any time or from time to time prior to the Expiration Date, in each case, subject to the terms and conditions of the Agreement and the applicable rules and regulations of the SEC.

Purchaser expressly reserves the right to increase the Offer Price, waive any Offer Condition and make any other changes to the terms and conditions of the offer not inconsistent with the terms of the Merger Agreement. However, except as otherwise expressly provided in the Merger Agreement, without the prior written consent of the Company, Purchaser is not permitted to: (a) decrease the Offer Price, (b) change the form of consideration payable in the Offer, (c) decrease the maximum number of Shares sought to be purchased in the Offer, (d) impose conditions or requirements to the Offer in addition to the Offer Conditions, (e) amend or modify any of the Offer Conditions or any other terms or conditions of the Merger Agreement in a manner that adversely affects, or would reasonably be expected to adversely affect, any holder of Shares or that would, individually or in the aggregate, reasonably be expected to prevent or delay the consummation of the Offer or prevent, delay or impair the ability of Parent or Purchaser to consummate the Offer, the Merger or the other Transactions, (f) change or waive the Minimum Condition or the Regulatory Conditions, (g) terminate the Offer or accelerate, extend or otherwise change the Expiration Date in a manner other than as required or permitted by the Merger Agreement or (h) provide any “subsequent offering period” (or any extension thereof) within the meaning of Rule 14d-11 promulgated under the Exchange Act. Upon any determination that an Offer Condition has not been satisfied and gives rise to a right to terminate the Offer by Purchaser or Parent, Parent will promptly notify the Company’s stockholders of a decision to either terminate the Offer, or to waive the condition and proceed with the Offer.

16.	Certain Legal Matters; Regulatory Approvals

General. Based on our examination of publicly available information filed by the Company with the SEC and other publicly available information concerning the Company, we are not aware of any governmental license or regulatory permit that appears to be material to the Company’s business that would be adversely affected by our acquisition of Shares pursuant to the Offer or, except as set forth below in this Section 16, of any approval or other action by any government or governmental administrative or regulatory authority or agency, domestic or foreign, that would be required for our purchase of Shares pursuant to the Offer. Should any such approval or other action be required or desirable, we currently contemplate that, except for takeover laws in jurisdictions other than Delaware as described below under “State Takeover Laws,” such approval or other action will be sought. However, except for observance of the waiting periods and the obtaining of the required approvals summarized under “Antitrust Compliance” below in this Section 16, we do not anticipate delaying the purchase of Shares tendered pursuant to the Offer pending the outcome of any such matter. There can be no assurance that any such approval or action, if needed, will be obtained or, if obtained, that it will be obtained without substantial conditions; and there can be no assurance that, in the event that such approvals were not obtained or such other actions were not taken, adverse consequences might not result to the Company’s business or that certain parts of the Company’s business might not have to be disposed of or held separate, any of which may give us the right to terminate the Offer at any Expiration Date without accepting for payment any Shares validly tendered (and not validly withdrawn) pursuant to the Offer. Our obligation under the Offer to accept for payment and pay for Shares is subject to the Offer Conditions, including, among other conditions, the Regulatory Conditions. See Section 15—“Conditions of the Offer.”

Antitrust Compliance

U.S. Antitrust Compliance

Under the HSR Act, certain acquisition transactions, including Purchaser’s purchase of Shares pursuant to the Offer, may not be consummated until certain information and documentary material has been furnished for review by the U.S. Federal Trade Commission (“FTC”) and the Antitrust Division of the DOJ (the “Antitrust Division”) and certain waiting period requirements have been satisfied.

Each of Parent and the Company will promptly (but in no event later than 15 business days after the date of the Merger Agreement (or such later date as may be agreed in writing between antitrust counsel for each party)) file their Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger. Under the HSR Act, the purchase of Shares may not be completed until the expiration or termination of a 15-calendar day waiting period following the filing of certain required information and documentary material concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division, the Parties respectively receive a request for additional information or documentary material prior to that time, or Parent pulls and refiles its notification so as to provide the FTC and the Antitrust Division an additional fifteen (15) calendar days to review the transaction. Expiration or termination of the HSR Act waiting period is a condition to the consummation of the Offer.

The FTC and the Antitrust Division frequently scrutinize the legality under the U.S. antitrust laws of transactions like the Offer and the Merger. At any time, the FTC or the Antitrust Division could take any action under the antitrust laws that it considers necessary or desirable in the public interest, including seeking (a) to enjoin the purchase of Shares pursuant to the Offer, (b) to enjoin the Merger, (c) to require Purchaser (or, after completion of the Merger, Parent) to divest the Shares, or (d) to require Parent or the Company to divest substantial assets or seek other conduct relief as a condition of consummating the acquisition. Private parties, as well as state attorneys general, also may bring legal actions under the antitrust laws under certain circumstances. At any time before or after the consummation of the Merger, notwithstanding the expiration or early termination of the applicable waiting period under the HSR Act, any state or private party could file suit seeking to enjoin the consummation of the Merger or seeking other structural or conduct relief or damages. See Section 15—“Conditions of the Offer.”

Based upon an examination of publicly available information and other information relating to the businesses in which the Company is engaged, Parent and the Company believe that neither the purchase of Shares by Purchaser pursuant to the Offer nor the consummation of the Merger should violate applicable antitrust laws.

Nevertheless, neither Parent nor the Company can be certain that a challenge to the Offer or the Merger on antitrust grounds will not be made, or, if such challenge is made, what the result will be. See Section 15—“Conditions of the Offer.

State Takeover Laws

The Company is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL (“Section 203”) prevents a Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the date such person became an “interested stockholder” unless, among other things, the “business combination” is approved by the board of directors of such corporation before such person became an “interested stockholder.” The Company Board unanimously approved the Merger Agreement and the Transactions, and the restrictions on “business combinations” described in Section 203 are inapplicable to the Merger Agreement and the Transactions.

The Company may be deemed to be conducting business in a number of states throughout the United States, some of which have enacted takeover laws. We do not know whether any of these laws will, by their terms, apply to the Offer or the Merger and have not attempted to comply with any such laws. Should any person seek to apply any state takeover law, we will take such action as then appears desirable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event any person asserts that the takeover laws of any state are applicable to the Offer or the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, we may be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, we may be unable to accept for payment any Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer and the Merger. In such case, we may not be obligated to accept for payment any Shares tendered in the Offer. See Section 15—“Conditions of the Offer.”

17.	Appraisal Rights

No appraisal rights are available to the holders of Shares in connection with the Offer. If the Merger is completed, appraisal rights will be available in connection with the Merger as further described below, but, although the availability of appraisal rights depends on the Merger being completed, stockholders (including beneficial owners) who wish to exercise such appraisal rights must do so prior to the later of the time of the consummation of the Offer and twenty (20) days after the mailing of the Schedule 14D-9, even though the Merger will not have been completed as of such time. If the Merger is completed, the holders of Shares who (a) did not tender their Shares in the Offer (or, if tendered, validly and subsequently withdrew such Shares prior to the Offer Acceptance Time), (b) followed the procedures set forth in Section 262 of the DGCL to exercise and perfect their appraised demand, (c) do not thereafter lose their appraisal rights (by withdrawal, failure to perfect or otherwise) and (d) in the case of a beneficial owner, has submitted a demand that (i) reasonably identifies the holder of record of the Shares for whom the demand is being made, (ii) is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of the Shares and a statement that such documentary evidence is a true and correct copy of what it purports to be and (iii) provides an address at which such beneficial owner consents to receive notices given by the Surviving Corporation and to be set forth on the verified list to be filed with the Delaware Register in the Delaware Court of Chancery, in each case in accordance with the DGCL, will be entitled to have their Shares appraised by the Delaware Court of Chancery and receive payment of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, as determined by such court. Unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown, interest from the effective date of the Merger through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the Merger and the date of payment of the judgment.

The “fair value” of any Shares could be based upon considerations other than, or in addition to, the price paid in the Offer and the market value of such Shares. Moreover, the “fair value” so determined could be higher or lower than, or the same as, the Offer Price. Moreover, we may argue in an appraisal proceeding that, for purposes of such proceeding, the fair value of such Shares is less than the Offer Price.

Section 262 of the DGCL provides that, if a merger was approved in accordance with Section 251(h), either a constituent corporation before the effective date of the merger or the surviving corporation within ten (10) days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262 of the DGCL. The Schedule 14D-9 constitutes the formal notice by the Company to its stockholders (including beneficial owners) of appraisal rights in connection with the Merger under Section 262 of the DGCL.

As described more fully in the Schedule 14D-9, if a stockholder or beneficial owner wishes to elect to exercise appraisal rights under Section 262 of the DGCL in connection with the Merger, such stockholder or beneficial owner must do all of the following:

•

prior to the later of the consummation of the Offer and twenty (20) days after the date of mailing of the Schedule 14D-9, deliver to the Company a written demand for appraisal of Shares held, which demand must reasonably inform the Company of the identity of the stockholder or beneficial owner and that the stockholder or beneficial owner is demanding appraisal;

•	not tender such stockholder’s or beneficial owner’s Shares in the Offer (or, if tendered, validly and subsequently withdraw such Shares prior to the Offer Acceptance Time);

•	continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time; and

•	comply with the procedures of Section 262 of the DGCL for perfecting appraisal rights thereafter.

The foregoing summary of the appraisal rights of stockholders and beneficial owners under the DGCL does not purport to be a complete statement of the procedures to be followed by the stockholders and beneficial owners desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict and timely adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex II to the Schedule 14D-9.

The information provided above is for informational purposes only with respect to your alternatives if the Merger is completed. If you tender your Shares into the Offer (and do not withdraw the tendered shares prior to the Offer Acceptance Time), you will not be entitled to exercise appraisal rights with respect to your Shares, but, instead, upon the terms and subject to the conditions to the Offer, you will receive the Offer Price for your Shares.

18.	Fees and Expenses

Purchaser has retained Innisfree M&A Incorporated to be the Information Agent, and Citibank N.A. to be the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telecopy and personal interview and may request banks, brokers, dealers and other nominees to forward materials relating to the Offer to beneficial owners of Shares.

The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services in connection with the Offer, will be reimbursed for reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under federal securities laws.

Neither Parent nor Purchaser will pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers. In those jurisdictions where applicable laws or regulations require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

19.	Miscellaneous

The Offer is not being disseminated to holders of Shares in any jurisdiction in which the Offer would not be in compliance with the securities, blue sky or other laws of such jurisdiction. However, we may, in our discretion, take such action as we deem necessary to make the Offer comply with the laws of any such jurisdiction and disseminate the Offer to stockholders of the Company in such jurisdiction in compliance with applicable laws. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

No person has been authorized to give any information or to make any representation on behalf of Parent or Purchaser not contained herein or in the Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer, bank, trust company, fiduciary or other person shall be deemed to be the agent of Parent, Purchaser the Depositary or the Information Agent for the purposes of the Offer.

Ultimate Parent, Parent and Purchaser have filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 under the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. In addition, the Company has filed or will file, pursuant to Rule 14d-9 under the Exchange Act, the Schedule 14D-9 with the SEC, together with exhibits, setting forth the recommendation of the Company Board with respect to the Offer and the reasons for such recommendation and furnishing certain additional related information. A copy of such documents, and any amendments thereto, may be examined at, and copies may be obtained from, the SEC in the manner set forth in Section 7—“Certain Information Concerning the Company” above.

Redrose Acquisition Co.

February 2, 2026

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF PURCHASER, ULTIMATE PARENT AND PARENT

1.	PURCHASER

The name, business address, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of the directors and executive officers of Purchaser are set forth below. The business address of each such director and executive officer is 2929 Walnut Street, Ste. 1700, Philadelphia, PA 19104. The telephone of such office is +1 888 825 5249. Except as otherwise indicated, all directors and executive officers listed below are citizens of the United States.

Name and Position	Current Principal Occupation or Employment and Five (5)-Year Employment History
Kevin Ryan, Director, Vice President and Treasurer	Mr. Ryan has served on the board of directors and as Vice President and Treasurer of Redrose Acquisition Co. since January 2026. He also serves as the Treasurer and Head of U.S. Tax of GlaxoSmithKline LLC. From May 2014 to December 2022, he was a Senior Director of Tax at Endo Pharmaceuticals, Inc. The address of Endo Pharmaceuticals, Inc. is 1400 Atwater Drive, Malvern, PA 19355.

Justin Tze-Chieh Huang, Director, President and Secretary	Mr. Huang has served on the board of directors and as President and Secretary of Redrose Acquisition Co. since January 2026. He also serves as the Secretary and Senior Counsel – Corporate of GlaxoSmithKline LLC.

Hatixhe Hoxha, Assistant Secretary	Ms. Hoxha has served as Assistant Secretary of Redrose Acquisition Co. since January 2026 and has served as Assistant Secretary of GlaxoSmithKline LLC since February 2018. She also serves as Corporate Secretariat Manager – US Operations of GlaxoSmithKline LLC. Ms. Hoxha is a citizen of the United States and Albania.

2.	PARENT

The name, business address, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the directors and executive officers of Parent are set forth below. The business address of each such director and executive officer is 2929 Walnut Street, Ste. 1700, Philadelphia, PA 19104. The telephone of such office is +1 888 825 5249. Except as otherwise indicated, all directors and executive officers listed below are citizens of the United States.

Name and Position	Current Principal Occupation or Employment and Five (5)-Year Employment History
Richard Latchford, Director, Vice President, Finance	Mr. Latchford serves as Vice President, Finance and CFO, US Commercial of GlaxoSmithKline LLC and has served on the board of directors of GlaxoSmithKline LLC since January 2022. Mr. Latchford is a citizen of the United Kingdom.

Maria Elena Martinez, Director, President, US	Ms. Martinez joined the Executive Committee GSK plc in January 2026 and serves as President, US of GSK plc. She also serves on the board of directors of GlaxoSmithKline LLC. Since September 2025, she has served as an Independent Director of Perspective Therapeutics, Inc. The address of Perspective Therapeutics, Inc. is 2401 Elliott Avenue, Suite 320, Seattle, WA 98121. From December 2018 to January 2024, she served on the board of directors of Mirati Therapeutics, Inc. The address of Mirati Therapeutics, Inc. is 3545 Cray Court, San Diego, CA, 92121. Ms. Martinez is a citizen of the United States and Spain.

Name and Position	Current Principal Occupation or Employment and Five (5)-Year Employment History
Brennan Torregrossa, Director, U.S. General Counsel	Mr. Torregrossa serves on the board of directors of GlaxoSmithKline LLC and also serves as the U.S. General Counsel of GlaxoSmithKline LLC.

Hatixhe Hoxha, Assistant Secretary	Ms. Hoxha has served as Assistant Secretary of Redrose Acquisition Co. since January 2026 and has served as Assistant Secretary of GlaxoSmithKline LLC since February 2018. She also serves as Corporate Secretariat Manager – US Operations of GlaxoSmithKline LLC Ms. Hoxha is a citizen of the United States and Albania.

Brian Vetter, Vice President	Mr. Vetter serves as the Vice President and Head of Regional Supply Chain, US of GlaxoSmithKline LLC. Since March 2017, he has served as the Vice President and Head of Regional Supply Chain of ViiV Healthcare Limited. The address of ViiV Healthcare Limited is GSK Medicines Research Centre, Gunnels Wood Road, Stevenage, SG1 2NY, United Kingdom.

Kevin Ryan, Treasurer	Mr. Ryan has served on the board of directors and as Vice President and Treasurer of Redrose Acquisition Co. since January 2026. He also serves as the Treasurer and Head of U.S. Tax of GlaxoSmithKline LLC. From May 2014 to December 2022, he was a Senior Director of Tax at Endo Pharmaceuticals, Inc. The address of Endo Pharmaceuticals, Inc. is 1400 Atwater Drive, Malvern, PA 19355.

Justin Tze-Chieh Huang, Secretary	Mr. Huang has served on the board of directors and as President and Secretary of Redrose Acquisition Co. since January 2026. He also serves as the Secretary and Senior Counsel – Corporate of GlaxoSmithKline LLC.

3.	ULTIMATE PARENT

The name, business address, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of the directors and executive officers of Ultimate Parent are set forth below. Except as otherwise indicated, the business address of each such director and executive officer is 79 New Oxford Street, London WC1A 1DG. The telephone of such office is +44 20 8047 5000. Except as otherwise indicated, all directors and executive officers listed below are citizens of the United States.

Name and Position	Current Principal Occupation or Employment and Five (5)-Year Employment History
Sir Jonathan Symonds, Chair of the Board of Directors	Sir Symonds has served as the Chair of the board of directors of GSK plc since September 2019. Since December 2025, he has held a Chief Executive Officer advisory role at Causaly Ltd. The address of Causaly Ltd. is 10-16 Elm Street, London, England, WC1X 0BJ. Since December 2020, he has served as a Director of Quality by Randomization Limited (trading as Protas), the address of which is 2 New Bailey, 6 Stanley Street, Salford, Greater Manchester, M3 5GS, United Kingdom. Since August 2020, he has served as a Director of Felix Pharmaceuticals Pvt. Ltd., the address of which is 3 Dublin Landings, North Wall Quay Dublin 1, Dublin, Ireland. Sir Symonds is a citizen of the United Kingdom.

Name and Position	Current Principal Occupation or Employment and Five (5)-Year Employment History

Luke Miels, Director and Chief Executive Officer	Mr. Miels has served on the board of directors of GSK plc since January 2026 and has served as Chief Executive Officer of GSK plc since January 2026. From September 2017 to September 2025, he served as Chief Commercial Officer of GSK plc. From September 2017 to August 2025, he served as a Director of ViiV Healthcare Limited. The address of ViiV Healthcare Limited is GSK Medicines Research Centre, Gunnels Wood Road, Stevenage, SG1 2NY, United Kingdom. Mr. Miels is a citizen of Australia.

Julie Brown, Director and Chief Financial Officer	Ms. Brown has served on the board of directors of GSK plc since May 2023 and has served as Chief Financial Officer of GSK plc since April 2023. From March 2016 to September 2022, she served as a Non-Executive Director and Audit Chair of Roche Holding AG. The address of Roche Holding AG is Grenzacherstrasse 124, 4070 Basel, Switzerland. Ms. Brown is a citizen of the United Kingdom.
Elizabeth (Liz) McKee Anderson, Independent Non-Executive Director	Ms. McKee Anderson has served as an Independent Non-Executive Director of GSK plc since September 2022. Since November 2018, she has served as an Independent Director of Insmed Inc. The address of Insmed Inc. is 700 US Highway 202/206, Bridgewater, NJ 08807, USA. Since July 2019, she has served as an Independent Director of BioMarin Pharmaceutical Inc. The address of BioMarin Pharmaceutical Inc. is 770 Lindaro Street, San Rafael, CA 94901, USA. Since April 2015, she has served as an Independent Director of Revolution Medicines, Inc. The address of Revolution Medicines, Inc. is 700 Saginaw Drive, Redwood City, CA 94063.

Charles Bancroft, Senior Independent Non-Executive Director	Mr. Bancroft was appointed to the board of directors of GSK plc in May 2020 and has served as Senior Independent Non-Executive Director of GSK plc since July 2022. Since April 2020, he has served as a Director of Kodiak Sciences Inc. The address of Kodiak Sciences Inc. is 1250 Page Mill Road, Palo Alto, CA 94304. Since October 2020, he has served as a Director of Biovector, Inc. The address of Biovector, Inc. is 40 East Montgomery Avenue, Ardmore, PA 19003.

Dr. Hal Barron, Non-Executive Director	Dr. Barron was appointed to the board of directors of GSK plc in January 2018 and has served as a Non-Executive Director of GSK plc since August 2022. Since August 2022, he has served as Chief Executive Officer, Founder and Co-Chair of the board of directors of Altos Labs, Inc.The address of Altos Labs, Inc. is 2600 Bridge Parkway, Redwood City, CA 94065. From July 2018 to August 2021, he served as a Non-Executive Director of GRAIL, Inc. The address of GRAIL, Inc. is 1525 O’Brien Drive, Menlo Park, CA 94025. From March 2018 to August 2021, he served on the advisory board of Verily Life Sciences LLC, the address of which is 269 E Grand Ave, South San Francisco, CA 94080.

Dr. Anne Beal, Independent Non-Executive Director	Dr. Beal has served as an Independent Non-Executive Director of GSK plc since May 2021. Since March 2021, she has served as Founder and Chief Executive Officer of AbsoluteJOI, Inc., the address of which is 4401-A Connecticut Ave, NW 135, Washington, D.C. 20008. Since October 2021, she has served on the board of directors of Prolacta Bioscience, Inc. The address of Prolacta Bioscience, Inc. is

Name and Position	Current Principal Occupation or Employment and Five (5)-Year Employment History
1800 Highland Ave, Duarte, CA, 91010. Since October 2024, she has served on the board of directors of Omada Health, Inc., the address of which is 500 Sansome Street, Suite 200, San Francisco, CA, 94111.

Wendy Becker, Independent Non-Executive Director	Ms. Becker has served as an Independent Non-Executive Director of GSK plc since October 2023. From June 2021 to June 2024, she served as Senior Independent Director, Chair of Remuneration Committee and a member of Nominations Committee of Oxford Nanopore Technologies plc, the address of which is Gosling Building, Edmund Halley Road, Oxford Science Park, Oxford, OX4 4DQ, United Kingdom. Ms. Becker is a citizen of the United Kingdom, the United States and Italy.

Dr. Hal Dietz, Independent Non-Executive Director	Dr. Dietz has served as an Independent Non-Executive Director of GSK plc since January 2022. From October 2021 to January 2023, he served as a consultant and Chair of the Scientific Advisory Board of Aytu BioPharma, Inc., the address of which is 7900 East Union Avenue, Suite 920, Denver, CO 80237. From October 2021 to February 2023, he served as Founder and a consultant of Blade Therapeutics, Inc. The address of Blade Therapeutics, Inc. was 442 Littlefield Avenue, South San Francisco, CA 94080.

Dr. Jeannie Lee, Independent Non-Executive Director	Dr. Lee has served as an Independent Non-Executive Director of GSK plc since March 2024. Since 2016, she has served as Co-Founder and a consultant of Fulcrum Therapeutics, Inc., the address of which is 26 Landsdowne Street, Cambridge, MA 02139. Since 2019, she has served as a member of the Scientific Advisory Board of Skyhawk Therapeutics, Inc. The address of Skyhawk Therapeutics, Inc. is 180 3rd Ave., Sixth Floor, Waltham, MA 02451.

Dr. Gavin Screaton, Independent Non-Executive Director	Dr. Screaton has served as an Independent Non-Executive Director of GSK plc since May 2025. Since March, 2021, he has served as Scientific Advisor and Medical Co-Founder of RQ Biotechnology Limited, the address of which is Scale Space, 58 Wood Lane, London, W12 7RZ, England, United Kingdom. Dr. Screaton is a citizen of the United Kingdom.

Dr. Vishal Sikka, Independent Non-Executive Director	Dr. Sikka has served as an Independent Non-Executive Director of GSK plc since July 2022. Since 2018, he has served as Co-Founder of Sikka Software Corporation. The address of Sikka Software Corporation is 2870 Zanker Rd, Suite 120, San Jose, CA 95134.

Lynn Baxter, President, Europe	Ms. Baxter joined the Executive Committee of GSK plc in 2026 and serves as President, Europe of GSK plc. Since September 2025, she has served as a Director of ViiV Healthcare Limited. The address of ViiV Healthcare Limited is GSK Medicines Research Centre, Gunnels Wood Road, Stevenage, SG1 2NY, United Kingdom. Ms. Baxter is a citizen of the United Kingdom.

Diana Conrad, Chief People Officer	Ms. Conrad joined the Executive Committee of GSK plc in April 2019 and serves as Chief People Officer of GSK plc. Ms. Conrad is a citizen of Canada.

Name and Position	Current Principal Occupation or Employment and Five (5)-Year Employment History

Mike Crichton, President, International	Mr. Crichton joined the Executive Committee of GSK plc in 2026 and serves as President, International of GSK plc. Mr. Crichton is a citizen of Canada.

James Ford, Senior Vice President and Group General Counsel, Legal and Compliance	Mr. Ford joined the Executive Committee of GSK plc in August 2018 and serves as Senior Vice President and Group General Counsel, Legal and Compliance of GSK plc. Mr. Ford is a dual citizen of the United Kingdom and the United States.

Mondher Mahjoubi, Chief Patient Officer	Mr. Mahjoubi joined the Executive Committee of GSK plc in 2026 and serves as Chief Patient Officer of GSK plc. From June 2020 to June 2025, he served as an Independent Director and Chair of the board of directors of PDC*line Pharma S.A., the address of which is Avenue de l’Hôpital 11, GIGA Tower (B34), 4000 Liège, Belgium. From December 2016 to January 2024, he served as Chief Executive Officer and Chairman of the Executive Board of Innate Pharma S.A. The address of Innate Pharma S.A. (head office) is 117 Avenue de Luminy, BP 30191, 13009 Marseille, France.
Maria Elena Martinez, President, US	Ms. Martinez joined the Executive Committee GSK plc in January 2026 and serves as President, US of GSK plc. She also serves on the board of directors of GlaxoSmithKline LLC. Her principal business address is 2929 Walnut Street, Ste. 1700, Philadelphia, PA 19104. Since September 2025, she has served as an Independent Director of Perspective Therapeutics, Inc. The address of Perspective Therapeutics, Inc. is 2401 Elliott Avenue, Suite 320, Seattle, WA 98121. From December 2018 to January 2024, she served on the board of directors of Mirati Therapeutics, Inc. The address of Mirati Therapeutics, Inc. is 3545 Cray Court, San Diego, CA, 92121. Ms. Martinez is a citizen of the United States and Spain.

Nina Mojas, President, Global Product Strategy	Ms. Mojas joined the Executive Committee of GSK plc in January 2026 and serves as President, Global Product Strategy of GSK plc. Ms. Mojas is a citizen of Croatia.

Shobie Ramakrishnan, Chief Digital and Technology Officer	Ms. Ramakrishnan joined the Executive Committee of GSK plc in 2021 and serves as Chief Digital and Technology Officer of GSK plc. From January 2024 to October 2025, she served as a Non-Executive Director of Deliveroo plc. The address of Deliveroo plc is River Building, Level 1, Cannon Bridge House, 1 Cousin Lane, London, EC4R 3TE, United Kingdom. From 2015 to 2022, Ms. Ramakrishnan served as a Non-Executive Director at Remediant (now part of the Netwrix Corporation). The address of Netwrix Corporation is 6160 Warren Parkway, Suite 100, Frisco, Texas, 75034.

David Redfern, President, Corporate Development	Mr. Redfern joined the Executive Committee of GSK plc in 2008 and serves as President, Corporate Development of GSK plc. Since April 2011, he has served as Chairman of the board of directors of ViiV Healthcare Limited. The address of ViiV Healthcare Limited is GSK Medicines Research Centre, Gunnels Wood Road, Stevenage, SG1 2NY, United Kingdom. Since February 2015, he has served as a Non-Executive Director of Aspen Pharmacare Holdings Limited, the address of which is 9 Rydall Vale Park, Douglas Saunders Drive, La Lucia, Durban, 4019, South Africa. Mr. Redfern is a citizen of the United Kingdom.

Name and Position	Current Principal Occupation or Employment and Five (5)-Year Employment History

Regis Simard, President, Global Supply Chain	Mr. Simard joined the Executive Committee of GSK plc in 2018 and serves as President, Global Supply Chain of GSK plc. Since February 2024, he has served as a Non-Executive Director of Dechra Pharmaceuticals plc. The address of Dechra Pharmaceuticals plc is 24 Cheshire Avenue, Cheshire Business Park, Lostock Gralam, Northwich, CW9 7UA, United Kingdom. Since March 2017, he has served as a Director of ViiV Healthcare Limited. The address of ViiV Healthcare Limited is GSK Medicines Research Centre, Gunnels Wood Road, Stevenage, SG1 2NY, United Kingdom. Mr. Simard is a citizen of the United Kingdom and France.

Philip Thomson, President, Global Affairs	Mr. Thomson joined the Executive Committee of GSK plc in 2011 and serves as President, Global Affairs of GSK plc. Mr. Thomson is a citizen of the United Kingdom.

Deborah Waterhouse, President, Global Health	Ms. Waterhouse joined the Executive Committee of GSK plc in January 2020 and serves as President, Global Health of GSK plc. Since April 2017, she has served as Chief Executive Officer and a Director of ViiV Healthcare Limited. The address of ViiV Healthcare Limited is GSK Medicines Research Centre, Gunnels Wood Road, Stevenage, SG1 2NY, United Kingdom. Ms. Waterhouse is a citizen of the United Kingdom.

Dr. Tony Wood, Chief Scientific Officer	Dr. Wood joined the Executive Committee of GSK plc in August 2022 and serves as Chief Scientific Officer of GSK plc. Dr. Wood is a citizen of the United Kingdom.

Victoria Whyte, Senior Vice President and Company Secretary	Ms. Whyte serves as a Senior Vice President and Company Secretary of GSK plc. She is a citizen of the United Kingdom.

Manually signed facsimiles of the Letter of Transmittal, properly completed, will be accepted. The Letter of Transmittal and certificates evidencing Shares and any other required documents should be sent by each holder or such holder’s broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below:

The Depositary for the Offer is:

By Mail to:

Citibank, N.A.

P.O. Box 219287

Kansas City, MO 64121-9287

By Overnight Courier to:

Citibank, N.A.

801 Pennsylvania Ave, Suite 219287

Kansas City, MO 64105-1307

Ref: Tender/Company Name

By Facsimile Transmission: *only for withdrawal forms

(For Eligible Institutions Only)

(816) 374-7427

Confirm Facsimile Transmission:

(By Telephone Only)

(844) 460-9413

The Information Agent for the Offer is:

501 Madison Avenue, 20th Floor

New York, New York 10022

Shareholders May Call Toll Free:

(800) 422-8620 (from the U.S. and Canada), or

+1 (412) 232-3651 (from other countries)

Banks and Brokers May Call Collect: (212) 750-5833